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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION


                            Pre-Effective Amendment 2

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934




                                 SPACEDEV, INC.


          Colorado                                       84-1374613
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


                    13855 Stowe Drive Poway, California 92064
               (Address of principal executive office) (Zip Code)



Issuer's telephone number:  (858) 375-2030


Securities to be registered under Section 12(b) of the Act:

      Title of each class                        Name of each exchange on which
      to be so registered                        each class is to be registered

            None.                                            None.


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                                (Title of Class)


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                                TABLE OF CONTENTS
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PART I........................................................................................4


ITEM 1. DESCRIPTION OF BUSINESS...............................................................4

   BACKGROUND.................................................................................4
   THE COMPANY................................................................................7
   BUSINESS PLAN..............................................................................9
     NASA'S "FASTER, BETTER, CHEAPER" CONCEPT................................................11
   PRODUCTS AND SERVICES.....................................................................12
     SPACE MISSIONS..........................................................................13
     SPACE PRODUCTS..........................................................................14
     ENGINEERING SERVICES....................................................................15
   MARKET STRATEGIES.........................................................................16
     SPACE MISSIONS..........................................................................16
     SPACE PRODUCTS..........................................................................17
     ENGINEERING SERVICES....................................................................18
   COMPETITION...............................................................................18
     SPACE MISSIONS..........................................................................18
     SPACE PRODUCTS..........................................................................20
     ENGINEERING SERVICES....................................................................20
   REGULATION................................................................................20
   EMPLOYEES.................................................................................22
   INTELLECTUAL PROPERTY.....................................................................22

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION............................22

   OVERVIEW..................................................................................22
   RESULTS OF OPERATIONS FOR TWELVE MONTHS ENDED DECEMBER  31, 1999..........................25
     NET SALES...............................................................................25
     COST OF SALES...........................................................................25
     RESEARCH AND DEVELOPMENT................................................................26
     GENERAL AND ADMINISTRATIVE..............................................................26
     OTHER INCOME EXPENSE, (NET).............................................................26
   LIQUIDITY AND CAPITAL RESOURCES...........................................................26
   RECENT DEVELOPMENTS.......................................................................28
   YEAR 2000 COMPLIANCE......................................................................29

ITEM 3. DESCRIPTION OF PROPERTY..............................................................30


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......................30


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS......................31


ITEM 6. EXECUTIVE COMPENSATION...............................................................35

   REMUNERATION PAID TO EXECUTIVES...........................................................35
   EMPLOYMENT AGREEMENTS.....................................................................39
   EMPLOYEE BENEFITS.........................................................................40

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................................40


ITEM 8. DESCRIPTION OF SECURITIES............................................................41

   COMMON STOCK..............................................................................41
     VOTING RIGHTS...........................................................................41
     NO PREEMPTIVE RIGHTS....................................................................41
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
     DIVIDENDS AND DISTRIBUTIONS.............................................................41
   PREFERRED STOCK...........................................................................41

PART II......................................................................................42


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS..................................................................42

   MARKET INFORMATION........................................................................42
   HOLDERS...................................................................................42
   DIVIDENDS.................................................................................42

ITEM 2. LEGAL PROCEEDINGS....................................................................42


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS........................................43


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES..............................................43


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS............................................46


ITEM 6. FINANCIAL STATEMENTS.................................................................46


PART III.....................................................................................47


ITEM 1. INDEX TO EXHIBITS....................................................................47


ITEM 2. DESCRIPTION OF EXHIBITS..............................................................47


SIGNATURES...................................................................................48
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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND


     SpaceDev, Inc., consisting of one wholly owned subsidiary and one Division, is organized under the laws of the State of Colorado on December 23, 1996. It became a publicly traded company in October 1997 and is currently trading on the Over-The-Counter Bulletin Board exchange under the symbol "SPDVE," until the NASD receives notice from the SEC that the SEC has no further comments with respect to this Registration Statement. At that time the symbol will return to "SPDV."

     SpaceDev's overall vision is to establish itself as the world's first commercial space exploration and development company operating in "small space"
- small spacecraft, small space transportation systems and focused, low-cost mission solutions. When SpaceDev refers to commercial space and commercial practices, we mean that the company intends to pursue business approaches more common to the commercial business arena than to the government-contracting arena. Government business is often characterized by cost plus fixed fee contracts written to adhere to the Federal Acquisition Regulation (FAR), which can limit profits and permit potentially expensive government oversight into the conduct of the contract. On the other hand, commercial business practices can be characterized by fixed price contracts and little or no government oversight into the design and production of products. SpaceDev intends to follow commercial business practices as much as possible, as opposed to government contracting practices. Even though some or many of SpaceDev's customers may be government agencies, it is sometimes possible to use commercial practices to reduce government oversight and the associated higher costs of doing business. For example, SpaceDev's CHIPSat project with the University of California at Berkeley consists of a commercial-type contract with no FAR clauses, even though NASA funds the University's CHIPS project. SpaceDev believes this simplified contracting is one reason SpaceDev was able to submit a low bid, and may have been a factor in winning the contract.

      SpaceDev believes it is pioneering a revolutionary space-products business that has strong parallels to the early days of the microcomputer revolution. Prior to microcomputers, the computer industry was dominated by mainframe and minicomputers that used relatively old, large, expensive and power-hungry components and subsystems. SpaceDev is attempting to introduce relatively new but proven, small, inexpensive, low-power technology into the space arena which is often dominated by satellites and spacecraft which are large, heavy, expensive, etc. The mass production of personal computers resulted in high volumes, and SpaceDev hopes that smaller, less expensive satellites and spacecraft will result in increased demand.

     The Company's approach is to provide small spacecraft - approximately 250 kg mass and less - and compatible small space transportation vehicles to a growing market of commercial and government customers. The small spacecraft market is supported by the evolution and enabling of micro-electronics. Reduction of the size and mass of traditional spacecraft electronics (i.e., black boxes) has directly resulted in allowing overall spacecraft size, mass, and volume to be reduced over the past 10 to 15 years. A direct example of the small spacecraft market is evidenced by smaller, lower cost launch vehicles (i.e., rockets) that were not available ten years ago - specifically, launch vehicles such as Pegasus, Taurus, Athena-I, Athena-II, and Minotaur. These launch vehicles are significantly smaller than traditional Titan, Delta, and Atlas classes of launch vehicles, and have been developed specifically to accommodate the smaller spacecraft market (i.e., less than 1,000 kg weight class).

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     SpaceDev intends to use common commercial business practices, whenever possible, rather than the government-driven processes that dominate the space industry. SpaceDev seeks to avoid "re-inventing the wheel" on each project and instead intends to rely on proven, "trailing-edge" technologies used in new ways, and relatively innovative stable product and service offerings. Trailing edge technologies are commodities that are readily available to support space flight missions. Traditionally, technologies needed to support space missions may have required significant dollar and time investment, thereby increasing the overall life cycle cost. By not pushing the state-of-the-art, spacecraft development schedules are reduced, thereby further reducing cost. Additionally, the use of trailing edge technologies serves to reduce operational risk since these technologies are proven and have space flight heritage. In contrast, "leading edge" technologies are associated with higher risk, higher development costs, higher maintenance costs, and longer schedule development - generally, leading edge requirements are generated as a result of "Top-Down" requirements allocation (i.e., "What do we need to do the job"), whereas use of "trailing edge" technologies is the result of "Bottoms-Up" requirements allocation (i.e., "What do we have and can we make it work?").

     Trailing edge technologies can be used in new ways to significantly reduce the cost of space systems. Other trailing edge technologies (also known as Commercial-off-the-Shelf, or COTS) that we plan to use in new ways include: 1) hybrid rocket motor technology (which has been in existence for over 20 years) to enable safe, efficient orbital transfer and rendezvous; 2) lithium-ion battery technology (currently in wide use for calculators, cell phones, and small portable electronic devices) to enable high depth-of-discharge, high cycle life, high energy density, long life secondary power sources for small space craft.

     Since its inception, a specific SpaceDev objective has been to be the first company to successfully define, implement and execute commercial, low-cost deep-space missions, i.e., missions to the Moon and beyond. All prior deep-space missions to date - U.S. and foreign - have been government-defined and relatively expensive. At the beginning of the space age, all satellites were launched and operated by governments. After the first commercial communications satellite was put into service, the private sector became actively involved in designing, launching and operating communications satellites. Following this trend is the space telecommunications sector that began decades ago and more recently the space remote-sensing sector. Commercial practices have begun to penetrate the deep-space sector - already a multi-billion-dollar market worldwide.

      Remote sensing in the space sector consists of satellites that gather data about weather, crops, terrain elevations and temperatures, etc., and according to the 1998 "State of the Space Industry" report by Space Publications, the sector was expected to grow from $12.5 billion in 1996 to $17.0 billion in 2000, with the commercial segment growing the fastest from $1.3 billion to $3.0 billion.

     Commercial practices have begun to penetrate the deep-space sector - already a multi-billion-dollar market worldwide. As these commercial practices take hold and the results of NASA's "faster, better, cheaper" initiatives bear fruit, total mission costs should continue to decrease. A more detailed discussion of "faster, better, cheaper" is included elsewhere in this document.

     SpaceDev's first entrant in this new arena, the Near Earth Asteroid Prospector (NEAP) mission, was announced in 1997. At its news conference, held August 13, 1999 at the second annual Mars Society Conference at the University of Colorado, SpaceDev announced new commercial products: Mars Probe Carrier and Lunar Orbiter missions, based on the mission and spacecraft design study SpaceDev had recently completed for NASA's Jet Propulsion Laboratory. These missions, being offered as commercial products, are available for sale to government agencies, private corporations and wealthy individuals. Entities wishing to acquire unique data produced by deep space missions can purchase a SpaceDev mission. These missions can be used by the owner to produce streaming

                                       5
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video, science data, educational information and a wide variety of other outputs for distribution through the Internet, media channels, educational institutions, etc. SpaceDev has made presentations of such missions, for such purposes, to at least three large private sector companies, and believes a market for such commercial deep space missions is forming at this time, driven in part by proliferating cable channels and web sites need for unique information content. From the outset, the Company's strategy has been to rapidly build a growing, horizontally integrated company that provides low-cost access to space through profitable, fixed-price commercial sales. This buildup is fueled by in-house growth and by strategic acquisitions. Selected space-business niches will be targeted for acquisition and integration.

     A prime element of this strategy is a strong focus on small, capable, low-cost satellites and launch systems addressing the deep space and Earth-orbiting markets. Small satellites are also a key element of low-cost Earth-orbiting missions, for which demand is rising. Demand for low cost earth-orbiting missions is increasing from both the government and commercial sectors. NASA has several earth orbiting programs, including New Millennium EO-X, SMEX, ESSP, UNEX, and UNESS. NASA's University-Class Explorer program, or UNEX are investigations characterized by definition, development, launch service, and mission operations and data analysis costs not to exceed $13M total cost to NASA. University-class Explorer missions will be launched by a variety of low-cost methods. Initially, one launch per year is anticipated. A long term goal is to achieve multiple launches per year for this class of Explorer missions with a substantially lower cost per mission. The CHIPSat satellite being built by SpaceDev is the first in this program. Analogous to the computer field, such small satellites are often called "microsatellites" or "micro-spacecraft," with their associated "micromissions."

     The need for increased demand for low-cost earth orbiting spacecraft is not limited to the U.S. government. Commercial communications systems such as Iridium, GlobalStar, and Teledesic (each constellation consisting of dozens of smaller spacecraft) rely on lower development costs to enable a for-profit venture. Commercial imaging systems such as IKONOS, Orbview, and EarthWatch utilize lower cost satellites, again to enable commercially viable products that can be marketed globally.

     Another key aspect of SpaceDev's strategy is the hiring of individuals with world-class experience and skills in the areas above, combined with strategic acquisitions of companies successfully engaged in these markets. SpaceDev's core business is providing small, low-cost space products, and in that context, SpaceDev uses "world-class experience" in the common sense of the term to mean people whose experience in the small low-cost spacecraft field is hard to top. For example, SpaceDev V.P. Jan King has designed, built or managed over a dozen small, low-cost, volunteer-built satellites. Few people in the world have that level of experience. Charles Lloyd, SpaceDev CFO and ISS CEO has been a top level manager in two companies that commercialized military missiles into commercial launch vehicles and went on to negotiate or sell over $4 billion of such launch vehicles. Few people in the world equal that experience. Stan Dubyn, President and COO of SpaceDev has 22 years of experience managing the design and construction of small spacecraft for both earth orbit and deep-space missions in addition to being a founder of a highly successful company that built small spacecraft for over eight years.

     The Company intends to gain maximum competitive advantage by developing and offering a limited yet relevant suite of proprietary, open-standard small satellites, launch systems and related subsystem components. "Open-standard" is a term used to describe standard hardware or software and their interfaces such as found in personal computer boards and operating systems, but applied to small spacecraft. Open standards often result in less expensive products because, being "open," they can be produced by a variety of competing sources, as opposed to proprietary standards that are often available only from limited sources. This is part of the Company's strategy to avoid re-inventing the wheel on each project.

THE COMPANY

     In February 1998, the Company acquired Integrated Space Systems (ISS, in San Diego). ISS is now a wholly owned SpaceDev subsidiary. Most ISS employees are former launch-vehicle engineers and managers who worked for General Dynamics in San Diego. At ISS they perform aerospace-engineering services and R&D, with a principal focus on launch-system and propulsion-module products. With the acquisition of ISS, SpaceDev's employee base increased to 20 employees in February 1998. This number is expected to increase to approximately 40 over the next 12 months. The Company is actively investigating further strategic acquisitions.

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     In August 1998 SpaceDev also acquired the patents and intellectual property produced by the former American Rocket Company (AMROC), which specialized in hybrid rocket technology (solid fuel and liquid or gas oxidizer) for small sounding rockets and launch vehicles. AMROC's purpose and only focus was to design, build and test hybrid rocket motors with the intention of producing hybrid sounding rockets and hybrid launch vehicles. Dozens of hybrid motors were built, and hundreds of test firings were conducted by AMROC. SpaceDev acquired from AMROC only intellectual property that was produced by AMROC before AMROC went out of business in the mid-1990s. The acquisition of such data has not affected SpaceDev operations other than to provide access to hybrid rocket documents, designs and test results.

     In October 1998 the Company entered into an agreement with Space Innovations Limited (SIL) in Newbury, England to acquire all of the shares of SIL in exchange for shares of SpaceDev. By mutual and amicable agreement of both parties, this transaction was rescinded in December 1999. The primary reason for the rescission was the difficulties that SpaceDev and SIL encountered in working with each other due to the new highly restrictive technology-transfer regulations instituted by the United States.

     Technology transfer restrictions related to space products and engineering created a barrier between SpaceDev and SIL. SpaceDev originally desired to use SIL expertise in the design and manufacturing of space radios, but because of restrictions on SpaceDev's ability to communicate its product enhancement ideas to SIL, an important reason for acquiring SIL was eliminated. Now that SpaceDev does not own a foreign subsidiary, the impact of these regulations has been minimized. Because of the same technology transfer restrictions, it would be difficult for SpaceDev to specify modifications to space technology purchased in other countries. This is mitigated by SpaceDev's desire to use standard off-the-shelf products where possible, because this usually results in lower costs than custom products. These regulations are discussed in further detail under the heading "Regulation."

     Commercial space missions are defined and offered by SpaceDev's Space Missions Division, with support from ISS, and selected outside partner organizations. In August 1998 SpaceDev hired Jan King, an expert in the field of low-cost spacecraft and space-mission development. Mr. King forms the core technical leadership of this Division.

     By 1998 the core SpaceDev team had refined the definition of the Near Earth Asteroid Prospector (NEAP), modeled after NASA's current successful Near Earth Asteroid Rendezvous (NEAR) mission to the degree that NASA formally recognized it as a "Mission of Opportunity." This was significant because Missions of Opportunity had never been included in NASA's Discovery program. Missions of Opportunity are missions to be flown by entities other than NASA on which there is room for one or more additional experiments. In the past, it had been assumed by NASA that Missions of Opportunity would be government missions of other countries.

      Established scientists and engineers then began supporting the concept with scientific-investigation proposals to NASA and commitments from their home institutions, including three letters of intent for the design and fabrication of science instruments. In late 1998 SpaceDev began the approximately two-year process of working with NASA's Jet Propulsion Laboratory (JPL) to secure scarce Deep Space Network (DSN) tracking time for the mission. The NASA Deep Space Network - or DSN - is an international network of antennas that supports interplanetary spacecraft missions and radio and radar astronomy observations for the exploration of the solar system and the universe. The DSN provides the vital two-way communications link that guides and controls unmanned spacecraft and brings back images and new scientific information. The network also supports selected Earth-orbiting missions. DSN tracking time is scarce because deep space missions require frequent communications; therefore, the Deep Space Commercial Complexes (DSCCs) have been located so as to compensate for Earth's daily

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rotation by being situated approximately 120 degrees apart in longitude.
However, since there are several active deep space missions at any given time e.g., currently the DSN is supporting Voyager-1 and Voyager-2 (both still active since 1977), Galileo, Ulysses, New Millennium Deep Space One, NEAR, Mars Global Surveyor, Stardust, and Cassini the allocation of DSN time to any one mission is not possible, and as deep space missions grow in number, less and less DSN time will be available to each mission. By the summer of 1999, JPL and NASA Headquarters formally agreed that NASA was technically prepared to support the NEAP mission with the DSN. Deep space missions require support from NASA for navigation and communications, but the NASA Deep Space Network has limited capacity and cannot always accommodate all desired missions. SpaceDev contracted with JPL to factor NEAP into its planning process, and after that analysis was completed, SpaceDev was informed that, as originally planned, NEAP would not conflict with JPL's other scheduled Deep Space Missions and therefore NASA would be able to provide DSN support for a fee.

     SpaceDev offers to sell "rides" for science and other packages on its proposed spacecraft as a means of generating revenue. The term "rides" is used to refer to the purchase of available cargo space for science and other packages on the Company's proposed spacecraft as a means of generating revenue. This is similar to the concept of package delivery whereby a scientist may want to have a science instrument delivered from earth to a location in space or to another planetary body where it can collect data for transmission back to earth. The instrument, or package or "payload" ride is to be paid for by the owner or "sponsor" of the payload. A firm contract for a ride on NEAP was signed with a payload sponsor in mid-1999. In July of 1999 Dojin Limited signed a contract with SpaceDev to purchase a ride on the NEAP spacecraft. In March 2000, the University of Arizona agreed to furnish a multi-band imaging camera to be built by Mars Pathfinder camera builder Peter Smith to support a Mission of Opportunity.

     Launch was planned for late 2001, with a rendezvous at the near-Earth asteroid Nereus in mid-2002. Due to program delays, the mission is being reprogrammed to another accessible target asteroid. Multiple back-up targets are available for this reprogramming which is a part of nominal mission planning to accommodate schedule slips as a result of launch vehicle readiness, funding delays, and/or priority changes.

     Due to the number of factors involved and the Company's need for commercial or government revenue, there can be no assurance that NEAP will be launched. In order to accomplish the launch of NEAP, the Company will require commercial or government revenue in the form of sales, and there can be no assurance that the Company will be able to obtain sales sufficient to support the mission.

     Also in late 1998, SpaceDev began bidding on and winning government-sponsored R&D contracts directly relevant to its strategic commercial space interests. The Company competed with seven other industry teams to perform a mission and spacecraft feasibility assessment study of proposed 200-kg Mars micromissions and was one of five firms selected by JPL. The final report was delivered to JPL in March 1999. A few months later JPL initiated a procurement action for at least one such spacecraft, to be launched in 2003. Due to our evaluation of the past performance prerequisites along with our assessments of the technical cost and schedule feasibility, the Company decided not to compete for this NASA contract, but has continued refining its baseline micromissions concept independent of NASA and JPL, and is now offering lunar and Mars commercial deep-space missions based on this design.

     In mid-1999 SpaceDev's ISS subsidiary competitively won an R&D contract from the National Reconnaissance Office of Space Launch to study a family of very small, hybrid-based "micro" kick-motors for small-satellite orbital transfer applications. At about the same time, ISS and Lockheed Martin Astronautics (LMA) agreed to investigate selling packaged commercial launch services involving two to four small satellites on LMA's Athena launch vehicle.

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     In November 1999 the Space Missions Division was awarded a $4,995,868 million turnkey mission contract by the Space Sciences Laboratory (SSL) at University of California, Berkeley (UCB). SpaceDev was competitively selected by UCB/SSL to design, build, integrate, test and operate for one year a small scientific, Earth-orbiting spacecraft called CHIPSat.

BUSINESS PLAN


     SpaceDev's corporate goal is to increase the intrinsic value of the Company by providing proprietary, reliable, low-cost access to space through innovative solutions currently lacking in the marketplace. Low-cost space-mission solutions involving microsatellites (less than 250 kg) and nanosatellites (less than 50 kg).

     The Space Missions Division intends to define and market proprietary missions and spacecraft based on open standards. "Open-standard" is a term used to describe industry standard hardware or software and their interfaces such as found in personal computer boards and operating systems, but applied to small spacecraft. Open standards often result in less expensive products because being "open" they can be produced by a variety of competing sources, as opposed to proprietary standards that are often available from limited sources.

     ISS continues to market its current products and services to the aerospace industry as well as expand its offerings. SpaceDev intends to continue developing new products and services the Company's management believes are needed in the marketplace.

      SpaceDev is successfully implementing a strategic thrust to be perceived and regarded as an experienced provider of small-satellite launch-integration services. This allows the Company to identify launch opportunities (whether on U.S. or foreign launchers), conceive and evaluate small-satellite designs matched with those opportunities and to support the design, development, test, integration, launch and operations of these satellites. We intend to offer small-space customers end-to-end business solutions. This includes providing launch integration services which are the engineering tasks needed to insure that the satellite fits on and is technically compatible with the selected launch vehicle. This is an important part of our small-space strategy.

     Our staff and some carefully selected external partners have a combined experience base with such systems - direct experience in defining, implementing and operating several dozen small-spacecraft missions - believed to be equal to any in the industry. We believe our staff is "equal to any" because of the accomplishments of the staff members. For example, SpaceDev's President and COO has twenty-two years of space experience gained at Hughes, TRW and Spectrum Astro by working in management positions on six space vehicles, including three deep space missions. SpaceDev's CFO has twenty years of experience in the space field, holding top management positions with General Dynamics and Lockheed Martin's International Launch Services, where his combined lifetime launch vehicles sales total over $4 billion, a number few people in the world equal. SpaceDev's Vice President for Space Engineering has designed built or managed over a dozen small, inexpensive satellites, and has worked on over six other science satellites, has held top management positions at Orbital Sciences and QUALCOMM and held an endowed Chair at the U.S. Air Force Academy while directing their small satellite program. Another staff member recently graduated cum laude from Harvard's Electronics Engineering program. Most other staff members have been involved in space engineering projects since obtaining their degrees, giving SpaceDev a highly accomplished staff that is perhaps "equal to any."

     SpaceDev believes that a majority of its customers are drawn to the Company because they are being underserved by the traditional aerospace industry. Most of the companies that have been servicing this market - especially U.S. companies - have been redirecting their efforts to larger systems, leaving a relatively unpopulated market niche for SpaceDev to fill just as the demand for small satellites is blossoming. The Company intends to continue to introduce new

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and useful low-cost space products and services designed to meet customers'
needs, all with an aggressive and practical commercial approach.


     SpaceDev customers will come from a variety of different markets, but they will all have the common requirement for a low cost small-space system. That is the "market niche" that SpaceDev intends to fill. Customer requirements will emanate from various needs. Some customers, such as entertainment or Internet content companies, may want a small satellite to deliver pictures from outer space that can be integrated into theme parks or Internet sites. Some customers, such as foreign countries, may want to buy small satellites commercially to be a delivery system for their science instruments as they explore the inner solar system. Some customers, such as NASA may want to buy small satellites as a part of their traditional programs or perhaps buy data from the satellites on a commercial basis. Some customers, such as universities may want to buy satellites as a delivery system for experiments designed by students and faculty. Some customers, such as the Air Force or the National Reconnaissance Office may want to buy our products to test new technologies in space--sometimes procured in a traditional manner and sometimes commercially. At the present time, one customer, the University of California, Berkeley, is forecasted to account for about 40% of our expected 2000 revenue.

     The Company's preferred space-mission implementation approach has the following attributes atypical of projects done by traditional defense contractors:

     o SpaceDev-proprietary spacecraft and launch-vehicle electrical, mechanical and data command interfaces to SpaceDev-developed secondary payload adapters
     o SpaceDev-defined products and services from a catalog, rather than designs responding to government-supplied specifications
     o A focus on "Small Space," involving turnkey mission solutions and application of proven commercial business practices such as offering launch and mission space insurance options through SpaceDev's space insurance broker of record, International Space Brokers, competitive pricing and creative billing arrangements as part of our commercial space mission packages
     o Relatively simple and elegant (elegant meaning meeting or exceeding the technical requirements with less complexity) programmatic and technical solutions, rather than complex and bulky


     The Company believes that this business model emphasizing smaller satellites, commercial approaches, technological simplicity, architectural and interface standardization and horizontal integration ("whole product") provides the following advantages:

     o Enables small-space customers to contract for end-to-end mission solutions, reducing the need for and complexity of finding other contractors for different project tasks
     o Creates an easy and convenient way for customers to contract for space missions and/or spacecraft subsystems
     o Lowers total project costs and therefore provides greater value and increases return on investment for SpaceDev and its customers
     o    Creates barriers to entry and competition from competitors


     Though the Company prefers to define and execute complete space missions for clients, it also offers customers space-delivery services (for customer-supplied science or technology demonstration payloads); science-instrument or technology-demonstration data-set products (from SpaceDev-supplied payloads); integration and launch services (for a customer-supplied spacecraft); and space hardware from commercial price lists (for customer spacecraft). Data-sets are end-item products (e.g., data, photographs) that consist of the results of a science experiment or technology demonstration, and are used to generate new scientific knowledge or to describe performance results when new technology is being tested in space.

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     These features of the Company's business approach thus place it more into the template that existed during the early days of the microcomputer technical revolution rather than into the classical patterns of the existing government-dominated, limited-profit margin, aerospace industry.

     NASA'S "FASTER, BETTER, CHEAPER" CONCEPT
     ----------------------------------------

     Since the arrival of the Honorable Daniel S. Goldin as NASA Administrator almost eight years ago, the phrase "faster, better, cheaper" has become something of a mantra for the space agency, after suffering the very expensive loss of the billion-dollar Mars Observer spacecraft in 1993, shortly after the Administrator took the office as a political appointee of the president. The meaning, no matter how one phrased it, was clear: do more with less.

     However, only in the past five years has the application of this phrase, and this method of doing things, paid dividends, most publicly with Mars Pathfinder in 1997. A mission with a budget only about one-twelfth of the previous American Mars landing mission, Viking, and one-fourth the budget of the last American Mars mission altogether (Mars Observer), which failed before even reaching the planet, succeeded in safely landing on the planet and returning data which already is reshaping the way we understand the Red Planet. NASA's concept of "faster, better, cheaper" rests on the interconnection of decreased mission costs and increased risk. To be able to do significant missions with less money, NASA has gone on record as being committed to be willing to accept increased risk through the use of untried or otherwise risky techniques or equipment that promise to do more for less money. For the normally risk-adverse space agency to accept increased risk, the stakes must be lower: tens or hundred of millions of dollars, not billions, must be on the line.

     Pushing NASA in this direction were the twin forces of very expensive and very embarrassing failures and budget cuts. By the fall of 1993, less than 18 months into Mr. Goldin's tenure at NASA, he had seen a $1-billion spacecraft, Mars Observer, lost due to what turned out to be a simple failure of a propellant system that could have been easily corrected before launch had engineers thought about the problem more carefully. At this same time NASA has also all but written off any chance of opening the high-gain antenna on the Galileo spacecraft (mission to explore Jupiter and its moons), another multi-billion dollar mission, due to a few stuck ribs (similar to that of an umbrella). Use of the low-gain antenna and other tricks would ensure that some data would return, but the torrent of images expected from the mission would not happen.

     In the fall of 1993 the repair of the optically-flawed Hubble Space Telescope was still in the near future. Moreover Space Station Freedom was undergoing the pains of another reorganization, including bringing Russia into the program, and the fate of the multi-billion station in Congress was very uncertain. NASA had shown that risk in expensive programs could not be eliminated, and when failures or problems happened, the stakes were much higher.

     As NASA's budget was slowly trimmed over the next few years in Congress's zeal to balance the budget, it was clear that the era of billion-dollar "mega-projects" was, at least temporarily, at an end. To keep space sciences alive between the budget pressures of the space station and the space shuttle, NASA needed less expensive projects. To get those smaller missions to do good science, the space agency needed to embrace something it had avoided for years: risk.

     NASA Administrator Dan Goldin, in his 1998 statement before the Senate Appropriations Committee, said "Faster, better, cheaper is not a slogan - it is routine. The FY 1994 budget included funding for 11 Space Science missions; the FY 1999 budget request contains funding for 28 missions...The current EOS program encompasses many much smaller missions at a significantly lower cost. This will enable the infusion of new technology development and is responsive to emerging scientific discoveries."

     One of the flagship programs of the "faster, better, cheaper" philosophy is NASA's Discovery program. The goal of the program is simple: fly frequent, small missions throughout the solar system. Each mission had to cost less than $150 million in 1992 dollars (about $182 million in 1997) and be ready to fly within a few years of selection. The first two programs selected for the Discovery program were NEAR (Near Earth Asteroid Rendezvous), a mission to rendezvous with and study a near-Earth asteroid; and Mars Pathfinder.

     To achieve the goals of the Mars Pathfinder mission within the tight budgetary constraints of the Discovery program, project officials were willing to embrace new technologies and techniques, such as an airbag-cushioned landing instead of the more traditional, and more expensive, landing legs and retrorockets. They also used new ways of working together, putting project personnel together in the same work space to allow more communication and interaction between team members, so they could find ways of improving the spacecraft and decrease its costs.

      The risks, for now, seemed to have paid off for Pathfinder, Goldin, and the space agency. Pathfinder performed beyond the expectations of project officials. Combined with the recent successful flyby of the asteroids Mathilde and Eros by NEAR, the Discovery program has shown that smaller, lower cost, higher risk missions can do good science. The verification of the "faster, better, cheaper" paradigm has allowed Mr. Goldin to continue to spread it throughout the space agency, cutting costs for the space shuttle and keeping the International Space Station in line.

     There are no plans to discontinue "faster, better, cheaper" applications within NASA, although, as a result of the recent failures of two "faster, better, cheaper" missions - the Mars Climate Orbiter, and Mars Polar Lander - the paradigm is being re-evaluated for applicability on a case-by-case and mission-by-mission basis.


PRODUCTS AND SERVICES

     SpaceDev's products and services are grouped into three business areas:
Space Missions, Space Products and Engineering Services. Its business is not seasonal to any significant extent; however, because it is a commercial business, it follows normal industry trends such as increased demand during bullish economic periods, or slow-downs in demand during recessionary periods.


     SPACE MISSIONS

     The Company's Space Missions Division offers commercial, standards-based turnkey space missions for sale as products to a variety of customer bases (government agencies, other countries, universities, corporations, consortia, individuals, etc.). It is this product line for which SpaceDev was originally formed, particularly in the deep-space arena.


     Space missions consist of the overall effort including the design of the mission and its science, commerce or technology demonstration goals, the design of an appropriate space vehicle (satellite or spacecraft), construction and testing of the spacecraft, integration of one or more payloads (instruments, experiments or technologies) into the spacecraft, integration of the spacecraft onto the launch vehicle (rocket), the launch, and the mission control and operations during the life of the mission. Missions can orbit the earth, travel to another planetary body, or cruise through space taking measurements.

     DEEP-SPACE MISSIONS. SpaceDev defined the Near Earth Asteroid Prospector
(NEAP) mission in 1997-99 and has been in the process of taking the necessary steps for project implementation. NEAP can be thought of as a "space utility van" that can be used to carry packages from one destination to another, for example a science experiment (instrument) from earth to lunar orbit, much like NASA's recent Lunar Prospector. The instrument is offered the opportunity for accommodation (i.e., the "ride") to enable fulfillment of its mission goals.

     In 1998 NASA Headquarters recognized the project as a valid commercial "Mission of Opportunity" for both its Discovery Program of solar-system exploration missions and Mid-class Explorer ("MIDEX") program of space-science missions. This opened the door for space scientists to submit proposals to NASA for science-instrument development funding and for coverage of the fee that SpaceDev would charge the scientist for an instrument ride on NEAP (i.e., cost of hosting a science payload on NEAP). Three proposals were submitted (two to Discovery and one to MIDEX) in 1998, but none were selected nor funded.

     In December 1998, SpaceDev funded JPL to evaluate the feasibility of supporting the NEAP mission with NASA's DSN, and in October 1999 JPL and NASA headquarters concurred that such technical support was feasible. From the mission-operations standpoint, NASA now treats NEAP as a valid mission (an "Advanced Planning" mission). NEAP is the first proposed commercial deep-space mission to be granted this status.

     In December 1998, approximately fifteen months after SpaceDev announced the feasibility of deep space missions costing less than $50 million, a SpaceDev-led team was awarded a contract by JPL to assess the feasibility of sending "micromissions" to Mars for less than $50M total mission cost each. Micromissions are generally in the few hundred kilogram mass range, and were popularized by NASA studies in their search for ways to comply with NASA headquarters' admonitions for missions to be "faster, better and cheaper." One such micromission is being considered for development in the Mars micromission and weighs approximately 220 kg. These missions would cost approximately one-third to one-fifth of recent Mars-mission costs. An extensive final report was submitted by SpaceDev to JPL the following March. This work formed the basis for redefining the NEAP mission to be significantly smaller and lower cost than the previous baseline and also prompted SpaceDev to offer low-cost commercial lunar orbiter and Mars probe-carrier missions employing a similar design. The Company began to market its commercial micromissions concept during the summer of 1999. The Company has continued to market these missions to a number of possible customers.

     On February 1, 2000 the Company announced that it had teamed with The Boeing Company to investigate opportunities of mutual interest in the commercial deep-space arena. The purpose of the agreement is to investigate a variety of small, low-cost, deep-space mission initiatives formulated by SpaceDev that are based on the commercial micromission concept. During 2000, technical and corporate staff from Boeing and SpaceDev will further refine and advance SpaceDev's concept of commercial missions to the Moon, Mars and near-Earth asteriods, involving micro-spacecraft of 250 kg mass. The effort also includes a global assessment of the market potential for such missions, and a technical and programmatic assessment of lower cost launch-vehicle options for such missions.


     EARTH-ORBITING MISSIONS. A natural byproduct of the Company's focus on small, low-cost spacecraft for commercial deep-space mission applications is the in-house capability to design, build, market and sell similar concepts for Earth-orbiting applications.

     In November 1999 the Space Missions Division was awarded a turnkey mission contract by the Space Sciences Laboratory (SSL) at University of California, Berkeley (UCB). SpaceDev was competitively selected by UCB/SSL's Dr. Michael Hurwitz to design, build, integrate, test and operate a small spacecraft called CHIPSat. The 85-kg microspacecraft will carry one science instrument, the Cosmic Hot Interstellar Plasma Spectrometer, or CHIPS. CHIPS facilitates the observation and diagnosis of the astrophysical environment in the void outside our solar system and between the nearby stars in our galaxy. Dr. Hurwitz, the CHIPS Principal Investigator, and his team are responsible for the overall CHIPSat mission, designing and building the CHIPS instrument, and performing the science-data analysis.

     CHIPSat is the first mission of NASA's low-cost University-Class Explorer
(UNEX) series to be approved for the implementation phase. SpaceDev started its work on the CHIPSat project in November 1999 under the $4,995,868 commercial, fixed-price contract with UCB. Initial integration and testing of the spacecraft's components are planned at the Company's headquarters in Poway in late 2000. Launch at the Cape Canaveral Air Station on a Boeing Delta II is expected in early 2002, followed by one year of mission operations to be controlled at SpaceDev's Mission Control Center in Poway, California.


     SpaceDev believes that the CHIPSat contract establishes the Company as a significant competitor in the small-satellite arena, and it expects this perception to spread rapidly among NASA, DoD, university/R&D, and foreign and commercial customer bases during the next several months. The CHIPSat mission was awarded in the first round of NASA's smallest and least expensive missions ever - the University Explorer (UNEX) program. NASA caps these missions at about $13 million total. This was the largest and first significant competition SpaceDev had participated in at the time, and as a result of winning the competition to design the mission and spacecraft, build, test and conduct the mission, SpaceDev believes this win helped establish SpaceDev's credentials as being able to successfully compete with older and larger companies. Winning the UNEX mission has helped to create a market `niche' for SpaceDev and demonstrates NASA's confidence in SpaceDev to take on the responsibility for design and development of low cost science missions.

     Work is progressing on the CHIPSat contract. There will be a Confirmation Review with the customer in early May 2000, at which time a review of the technical progress to date will be conducted and a decision will be made to commit to full scale development.


     SPACE PRODUCTS

     SpaceDev's space-products business currently includes spacecraft and related space systems; launch vehicles and propulsion modules.


       SPACECRAFT AND RELATED SPACE SYSTEMS. The Company is presently bidding on several programs to supply spacecraft buses (i.e., instrument platforms) that would utilize the basic elements of the CHIPSat and other proprietary spacecraft designs.

     LAUNCH VEHICLES AND PROPULSION MODULES. Currently, SpaceDev's ISS subsidiary is performing design analyses and computer simulations of various sounding rockets and launch vehicles that primarily use hybrid-propulsion technology (based on the AMROC intellectual property). Hybrid rocket technology represents a mating of solid and liquid rocket technologies. In a hybrid rocket, an oxidizer is passed through a hollow cylinder of solid hydrocarbon fuel, uniting the densely packed power of a solid rocket with the precision of a liquid engine. While there are disadvantages to hybrid technology for launching large satellites, it may be well suited for the launch of small satellites--which is the market that ISS is looking to focus upon. The hybrid rocket is cheaper and simpler to design, and safer to store and transport than a liquid rocket. It is cheaper, safer, more environmentally benign than solid fueled rocket. It is also throttle-able and restartable, characteristics that no solid rocket can accomplish. This technology can be used for both small launch vehicles--that get the payload off the ground--and orbital transfer vehicles--that can maneuver payloads into a final orbit once they have been placed into a preliminary orbit by a launch vehicle. The Company anticipates the possible spin-off of this activity from ISS once specific product lines are defined and developed. Currently, however, no action has been taken to accomplish such a spin-off.

     In mid-1999 ISS competitively won an R&D contract from the National Reconnaissance Office of Space Launch to study the feasibility of building small, hybrid-based "micro" kick-motors for small-satellite applications. The Secondary Payload Orbital Transfer Vehicle (SPOTV) family, which utilizes micro-kick motor concepts, has a multitude of possible on-orbit uses and is now being marketed by SpaceDev as a part of its growing product line.

     This contract has been successfully completed. SpaceDev submitted published reports to the customer along with a presentation in the customer's Virginia office in March of 2000. As a result of the study, three variations of the technology were defined with the least complex version being a simple kick-motor to boost microsatellites into more desirable orbits after being released from the launch vehicle, up to the most complex version which can be described as a highly capable satellite with a relatively large restartable motor for orbital maneuvers. The kick motor is the primary element of the SPOTV, which also consists of components to support attitude control, power and communications. The Company is in the process of bidding several proposals to the U.S. government for the continuation and expansion of design studies and motor tests for this product.

     ENGINEERING SERVICES

     SpaceDev corporate-level staff and staff in SMD and ISS are available for supplying aerospace-related technical services to a variety of clients. ISS is currently most actively engaged in such services. ISS has provided launch-site design, launch vehicle design, analysis, test and operations support for both commercial (Atlas, Delta and Kistler) and U.S. government funded launch programs.

     Most ISS employees are former launch systems engineers and managers at General Dynamics in San Diego; many have extensive experience with the Atlas family of launch vehicles and other large-scale rockets and launch facilities. The ISS staff has core competencies in engineering design and analysis; system modeling and simulation; instrumentation and testing; launch-site operations and range safety; launch environments and transport; and mission and trajectory design. Other skills include project planning and development; systems engineering and pre-design engineering (e.g., definition of engineering processes and methods); and systems integration.

     ISS has recently performed launch-vehicle design and testing support services for the Atlas launcher program, Titan/Centaur program and the Kistler Aerospace launcher development program. ISS has also provided launch-site design, analysis, test and operations support for various U.S. launcher programs and launch sites. Various U.S. governments and commercially funded launcher programs and launch site engineering services have been supplied to over a dozen unmanned spacecraft, manned spacecraft and Remotely Piloted Vehicles (RPVs).


MARKET STRATEGIES

     SPACE MISSIONS

     The Company intends through its commercial deep-space and Earth-orbiting missions to prove its viability and establish itself as the premier commercial space-exploration and development company. Once it has established its capabilities for insured, high-quality, fast turnaround and low-cost systems and missions, the Company believes it will be able to effectively compete, develop new markets and expand existing markets for space exploration and other applications.


     The Company believes that its low-cost commercial missions can provide unique information content (i.e., not limited to science and/or technology data) to unconventional (i.e., non-traditional) space-mission customers such as entertainment media, e-commerce organizations, larger aerospace companies that endeavor to enter the commercial space market, and a few wealthy individuals who can privately fund entire space missions. The unique information that SpaceDev provides is the ability to host payloads and instruments that are geared for producing data for the purposes of generating advertising revenue and public appeal, as opposed to science data. In particular, the Company is actively seeking potential strategic partners and customers who share SpaceDev's vision of the convergence of commercial deep-space activities with selected Internet, media, entertainment and education activities.


     DEEP-SPACE MISSIONS. Since all deep-space missions to date world-wide have been defined and executed by various government agencies, SpaceDev's plan for defining and executing such missions as a commercial venture places the Company at the forefront of a new way of doing business in this arena. Under such conditions, questions naturally arise within the space community about whether the Company and its partners are capable of successfully performing in this arena. The Company's approach is two-fold: (1) Selectively compete for deep-space related work (R&D studies and development efforts as well as missions) against established space-systems companies, and (2) Define, develop and execute space missions independently of government agencies. Inherent to the latter approach is a concerted effort to define and cultivate alternative sponsors for these missions, such as other commercial companies, research and technology consortia, non-U.S. space interests, etc.

     SpaceDev's win of the JPL-funded Mars Micromissions study in 1998 is representative of approach (1) above, while its efforts to define and promote the NEAP and Lunar Orbiter streaming video missions fit approach (2) above.


     EARTH-ORBITING MISSIONS. The market situation in this arena has similarities to the deep-space arena, but there are more competitors and a wider variety and greater number of missions to consider as marketing targets. The challenge here, as in the deep-space arena, is for the Company to rapidly establish credibility by selectively competing for and winning R&D studies and development efforts as well as missions.


     The Company's commercial focus works more easily with government-funded efforts if it performs the work on a commercial basis for a Principal Investigator (PI) or Task manager. The PI is the central person in charge of each mission with full responsibility for its scientific integrity. A task manager interfaces directly with the government sponsor(s). NASA rules permit the PI to use his/her own management methods to the fullest extent possible to accomplish the goals of the scientific investigation.

     For non-governmental sponsors, the Company prefers to deal directly with the customer(s). Currently, our biggest customer (in terms of dollar revenue) is a non-government customer: the University of California Berkeley, which is an academic institution. UC Berkeley provides the Principal Investigator (Dr. Mark Hurwitz), who has been given a contract by the NASA Explorer Office to provide the CHIPSat mission data set. Dr. Hurwitz, as the PI for this mission, exercised his power as the PI to contract separately with SpaceDev to provide for the spacecraft bus and mission operations services. SPACE PRODUCTS

       SPACECRAFT AND RELATED SPACE SYSTEMS. In general, the Company believes that any market target in the space-missions segment discussed above also represents a potential customer for its space products (vs. turnkey missions). This includes both the earth-orbiting and deep space markets. Technically, a spacecraft bus is the host platform that provides all housekeeping, control, stability, thermal protection, communications and power to the payload and/or instrument.


     LAUNCH VEHICLES AND PROPULSION MODULES. SpaceDev addresses this market segment with its ISS subsidiary. Small spacecraft are produced by government agencies, universities and commercial companies throughout the United States, Europe and Japan. These spacecraft represent significant science and technology-demonstration opportunities that require exposure to the space environment to fulfill their mission objectives. Annual launch rates for such spacecraft are limited principally by the high cost of current launch vehicles. These conditions result in many valuable experiments and payloads being left on the ground.

     Recognizing this problem, government and commercial industry have been performing research and development in an attempt to reduce the cost per kilogram (or pound) to orbit for small spacecraft. Paul Coleman, president of the Universities Space Research Association (USRA), has challenged the space industry with launch-cost targets priced between $2.0M and $3.5M for a 300-kg spacecraft. Clearly, today's commonly used launch-vehicle technologies cannot achieve this goal. Launch service users have pinned their future hopes on reusable launch vehicles, which appear to be ten years or more away from day-to-day use, to lower launch costs.


     In the near term the only real hope for low cost launches for small spacecraft is to find an alternative path to space using a secondary ride system such as the Ariane Structure for Auxiliary Payloads (ASAP) or a low-cost launch system yet to be developed. ISS retained key personnel critical in the development of General Dynamics' Atlas Centaur launch vehicle. Management believes that this level of experience is critical to the small launch-vehicle market. ISS has also obtained the rights to the patents and intellectual property produced by the former American Rocket Company (AMROC), which specialized in hybrid rocket technology (solid fuel and liquid or gas oxidizer) in the design of sounding rockets and launch vehicles.

     The ISS approach of combining large-vehicle expertise with the lower cost inherent in hybrid rocket technology could give small payload customers new and valuable capabilities at small-business savings. SpaceDev research has indicated a very large university and government market, starving for cost-effective access to space. ISS intends to put that expertise to work building a family of orbital transfer vehicles and small launch vehicles using hybrid rocket technology. SpaceDev has prepared business plans for the development of both a family of small hybrid launch vehicles and a family of small hybrid orbital transfer vehicles. To date, the funding for the development of the small launch vehicle has been provided from general corporate funds. Funding for the small orbital transfer vehicle has been partially funded by the U.S. government. To fully develop the family of orbital transfer vehicles would require over $5 million. To fully develop the small launch vehicle would require over $15 million. The funds need to fully develop this family of vehicles have not yet been secured and there is no guarantee that these funds can be raised.


ENGINEERING SERVICES

     SpaceDev addresses this market segment principally with its ISS subsidiary, though the SMD staff can be applied selectively to provide such services. The current business base lies principally within the aerospace- engineering and test-services market. ISS can be distinguished from its competitors by its highly experienced personnel, who gained their knowledge and know-how during years of employment with major aerospace companies (General Dynamics Space Systems in particular).


     The personnel that came to ISS from General Dynamics worked on the Commercial Atlas Launch Vehicle program which is one of the largest commercial launch programs in the history of the aerospace industry. These employees include engineers, program managers and senior level finance and marketing people. In most cases, the commercial small launch industry has not generally been composed of people that benefited from the combination of participation with such a high level large commercial program and a determination to bring that experience to a small low cost launcher. An example of this is the Lockheed Launch Vehicle, now the Lockheed Martin Athena. The people that worked on that program came out of the Lockheed government based ballistic missile program and did not have the benefit of developing a commercially based launch vehicle.

      Recent space-market analysis conducted by A. T. Kearney in the 1998 and 1999 editions of the State of the Space Industry from Space Publications and a study conducted by the Teal Group in "The Military Satellite Market" from the June 1999 edition of AEROSPACE AMERICA indicates an overall trend toward shrinking budgets. This could result in smaller spacecraft, rapid turn-ons, shorter schedules and smaller project budgets. ISS is being groomed to work within this environment. ISS intends to exploit its technologies, low-cost focus, rapid turn-on (i.e., shorter acquisition times) capabilities and small-business assets to form teaming arrangements, solicit business and win contracts.


     Currently no experienced small launch-vehicle company is known to offer this service to space-vehicle contractors. ISS also offers experienced personnel to launch-vehicle customers as a low-cost alternative to in-house capabilities. ISS provides companies the ability to complete jobs where the work has surpassed workforce capabilities or the task requires unique expertise, without having to hire permanent employees.

COMPETITION

     SpaceDev believes that competition for sales of its products and services is based on price, performance and other technical features, contracting approach, reliability, scheduling, customization, and in some situations, geography.

     SPACE MISSIONS


     The primary domestic competition for space missions in the targeted SpaceDev markets comes from such companies as Orbital Sciences Corporation, Ball Aerospace and Technology Corporation, Space Dynamics Laboratory and AeroAstro. Though Lockheed Martin Aerospace, TRW, Inc., Swales Aerospace, GM Hughes Electronics and a few other companies and R&D organizations are perhaps capable of mounting a competition in these markets, the Company is not aware of any serious intent to do so. In addition to private companies there are certain universities in the United States that have the capability to produce reasonably simple satellites. Within the industry it is generally known which companies participate in what kinds of projects, both by dollar range and type of mission.

     SpaceDev believes that it has made much more substantial and significant progress compared to these firms in defining business models and in pursuing sales in the small, emerging commercial deep-space and Earth-orbiting markets. Over the past two and a half years SpaceDev employees and principals have participated in dozens of space conferences both as members of the audience and in a majority of cases as presenters. These conferences are well-established and well-attended annual small satellite conferences where industry representatives present talks and papers on a wide variety of topics including small, inexpensive satellites and deep space missions.

     At these conferences and in many private conversations with space industry colleagues, space customers, and senior space officials, SpaceDev does not know of any established companies such as TRW, Lockheed, etc., which have expressed corporate goals to design and build inexpensive microspacecraft for commercial deep space missions or for any other missions for that matter, leading SpaceDev to believe it is making more progress in defining and pursuing sales in the small, inexpensive commercial deep space arena than are the larger more traditional companies.

     By way of example, NASA's University Explorer program funds NASA's smallest and least expensive space missions. SpaceDev is the first and only company to be awarded a contract to design and conduct such a mission. The other UNEX mission selected by NASA has not been awarded a contract, and the spacecraft integrator is a university and not a company, leaving SpaceDev as the sole commercial company engaged in building this category of spacecraft. Additionally, SpaceDev believes it is the only company that has publicly declared the availability of commercial deep space missions as products, further leading SpaceDev to believe it has made more progress in this arena than any other company. The clear competitor in the international arena is Surrey Satellite Technology Limited in the UK. Swedish Space Corporation is also able to compete in the small-satellite arena; they were named in November 1999 as the prime contractor for the European Space Agency's (ESA) SMART-1 technology-demonstration spacecraft to the Moon.

     The Company is not aware of any current direct and credible competition in the field of commercial space exploration and development. Firms such as those mentioned above and other R&D laboratories (e.g., JPL, Applied Physics Laboratory, ISAS in Japan) have the technical knowledge and experience to design and execute missions similar to NEAP and CHIPSat, but they are primarily government agencies or contractors. SpaceDev management believes that federal procurement regulations and accounting systems make it difficult for these companies and labs to compete on price with the Company.

     Governments and government programs like those in NASA, ESA and the Japanese space agencies (NASDA and ISAS) have executed many missions over a period of many years, but all of these are characterized by long lead times, high expense, little flexibility, and generally uninsured payloads. It is SpaceDev's opinion that NASA Administrator Dan Goldin has done an excellent job in lowering the cost of NASA missions, but the cost has declined from billions of dollars to hundreds of millions of dollars, whereas SpaceDev is targeting missions costing tens of millions. With the overhead and culture of such agencies and their defense contractors, it may be difficult for the government-defined and managed programs to lower costs much more.


     The Company believes that government-driven programs pose only a small threat of competing on the basis of price, although governments have considerably greater experience, and substantially greater financial, workforce and facilities resources. The Company also believes that governments and their legislatures will increasingly encourage and support private, routine commercial space exploration due to budgetary pressures, private-sector job creation and tax-revenue considerations.

     SPACE PRODUCTS

     The trend in some sectors of the space industry to smaller, lower cost spacecraft is creating a new market for smaller, cheaper, launch-on-demand space systems. With respect to SpaceDev's initiatives into low-cost launch systems, several competitors have already entered the top end of this small-satellite market, including Lockheed Martin with its Athena launch vehicle and Orbital Sciences Corporation with its Pegasus and Taurus. The launch costs of these vehicles, beginning at approximately $16 million per launch, are considered by many to be too expensive for university-class and micro-spacecraft missions, resulting in low launch rates for these launch systems. Although these companies have been operating longer than SpaceDev, the Company believes that it may be able to effectively compete against them in the area of launching small satellites for under $10 million. This, combined with what is perceived as the rapid growth in the demand for mini and micro-satellites, has left the market open for a low-cost, reliable, rapidly deployed family of launch vehicles.

      EXPENDABLE LAUNCH VEHICLES. Today's launch mainstays in the large launch-vehicle class are the United States' Titan, European Ariane and Russian Proton and Zenit. In the medium launch-vehicle class the United States' Atlas and Delta rockets face heavy competition from around the world from the European Space Agency, former Soviet States and more recently from Japan, China and India. In the small launch-vehicle class the United States' Athena, Taurus and Pegasus are dominant. Microcosm, Inc. has been working on the development of a low-cost family of expendables called Scorpius, with first orbital launch not expected before 2002. A common thread in the existing medium and small launch-vehicle classes is that the United States' launch systems are consistently more expensive than their foreign counterparts. SpaceDev believes there is a great need for a low-cost (less than $10 million) U.S. built and controlled micro launch system. SpaceDev has not formally initiated a launch vehicle program and might not in the future.

     RE-USABLE LAUNCH VEHICLES. There is only one partially re-usable launch vehicle currently in use: the Space Shuttle (the "Space Transportation System," or STS). Over the past five years, a multitude of companies have been working on a variety of designs to capture this market. The most notable attempts at developing re-usable vehicles are the NASA co-sponsored X-33/Venture Star (with a Lockheed Martin-led consortium), the X-34 (with an Orbital-led consortium) and the X-38 (led by Boeing). Other commercial firms such as Kistler, Kelly, Roton, and Pioneer Rocketplane are attempting to develop conceptually similar systems.

     ENGINEERING SERVICES

     There are a number of small to very large companies that supply engineering services in the space arena. SpaceDev offers one unique capability in that it has co-located in one area both launch and spacecraft engineers. This allows the Company to provide efficient and coordinated responses to design issues that almost always have both spacecraft and launch considerations.

REGULATION


     The Company's business activities are regulated by various agencies and departments of the U.S. government and, in certain circumstances, the governments of other countries. Several government agencies, including NASA and the U.S. Air Force, maintain Export Control Offices to ensure that any disclosure of scientific and technical information (STI) complies with the Export Administration Regulations and the International Traffic in Arms Regulations (ITAR). Exports of the Company's products, services, and technical information require either Technical Assistance Agreements (TAAs) or licenses from the U.S. Department of State depending on the level of technology being transferred. This includes recently published regulations restricting the ability of U.S. based companies to complete off-shore launches, or to export certain satellite components and technical data to any country outside the United States. The export of information with respect to ground-based sensors, detectors, high-speed computers, and national security and missile technology items are controlled by the Department of Commerce. The government is very strict with respect to compliance and has served notice that failure to comply with the ITAR and/or the Commerce Department regulations may subject guilty parties to fines of up to $1 million and/or up to 10 years imprisonment per violation. The failure of the Company to comply with any of the above mentioned regulations could have serious adverse effects as dictated by the rules associated with compliance to the ITAR regulations. SpaceDev's conservative position is to consider any material beyond standard marketing material to be regulated by ITAR regulations.

     In addition to the standard local, state and national government regulations that all businesses must adhere to, the space industry has specific regulations. Command and telemetry frequency assignments for space missions are regulated internationally by the International Telecommunications Union (ITU) and in the U.S. by the Federal Communications Commission (FCC) and National Telecommunications Information Agency (NTIA). All launch vehicles that are launched from a launch site in the United States must pass certain launch range safety regulations that are administered by the U.S. Air Force. In addition, all commercial space launches that the company would perform require a license from DOT. Satellites that are launched must obtain approvals for command and frequency assignments. For international approvals, the FCC and NTIA obtain these approvals from the ITU. These regulations have been in place for a number of years to cover the large number of non-government commercial space missions that have been launched and put into orbit in the last 15 to 20 years. Any commercial deep space mission that the company would perform would be subject to these regulations. These regulations are well understood by the Company. At the present time, the Company is not aware of any additional or unique government regulations related to commercial deep space missions.

     The Company is required to obtain permits, licenses, and other authorizations under federal, state, local and foreign statutes, laws or regulations or other governmental restrictions relating to the environment or to emissions, discharges or releases of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes into the environment including, without limitation, ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes or the clean-up or other remediation thereof. At the present time the Company does not have a requirement to obtain any special environmental licenses or permits.

         It is anticipated that the Company will need to utilize the Deep Space Network (DSN) on some of its missions. The DSN is an international network of antennas that supports interplanetary spacecraft missions and radio and radar astronomy observations for the exploration of the solar system and the universe. The network also supports selected Earth-orbiting missions. The DSN currently consists of three deep-space communications facilities placed approximately 120 degrees apart around the world: at Goldstone (http://gts.gdscc.nasa.gov/), in California's Mojave Desert; near Madrid, Spain; and near Canberra (http://tid.cdscc.nasa.gov/), Australia. This strategic placement permits constant observation of spacecraft as the Earth rotates, and helps to make the DSN the largest and most sensitive scientific telecommunications system in the world. The network is a facility of NASA, and is managed and operated for NASA by the Jet Propulsion Laboratory. The Telecommunications and Mission Operations Directorate (TMOD) manages the program within JPL. Coordination for the use of this facility is arranged with the Telecommunications and Mission Operations Command (TMOC).


         The failure of the Company to comply with any of the above mentioned regulations could have serious adverse effects.

EMPLOYEES

     As of the date of this registration statement, the Company, together with ISS, employs approximately 25 persons full and part-time, of which most are aerospace, mechanical and electrical engineers. The Company expects to hire other personnel as necessary for product development, quality assurance, sales and marketing and administration.

     SpaceDev does not have any collective bargaining agreements with its employees and believes its employee relations are good. An employee stock-incentive program and an employee stock-purchase program were approved at the 1999 annual shareholders meeting and have been implemented.

INTELLECTUAL PROPERTY

     SpaceDev relies in part on patents, trade secrets and know-how to develop and maintain its competitive position and technological advantage. The Company intends to protect its intellectual property through a combination of license agreements, trademark, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. There is no guarantee that such applications will be granted. The Company has and intends to continue entering into confidentiality agreements with its employees, consultants and vendors; entering into license agreements with third parties; and generally seeking to control access to and distribution of its intellectual property.

     In August 1998, SpaceDev acquired license to intellectual property (including patents and trade secrets) from an individual who had acquired them from the former American Rocket Company (AMROC), which specialized in hybrid rocket technology. The Company issued warrants to this individual to purchase a minimum of 100,000 and a maximum of 3,000,000 shares of its Common Stock over the next 10 years, depending on the Company's annual revenues related to sales of hybrid technology-based products.


     In 1999 the Company began preparing a new patent application addressing a technological need in the accommodation and deployment of secondary payloads on launch vehicles. This patent application specifically addresses a need to enable lower cost, more frequent access to space on existing or planned (i.e., government funded) launch vehicles. It expects to submit the application in 2000.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      The following discussion should be read in conjunction with the Company's financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain forward-looking information that involves risks and uncertainties. Actual results could differ materially from those anticipated by such forward-looking information due to risk factors discussed elsewhere in this submittal.

OVERVIEW

     During 1997, operating activities consisted largely of developing the preliminary designs and mission analysis for the NEAP mission. During 1998, SpaceDev acquired ISS and SIL. In 1998, operating activities included engineering technical services work for aerospace customers and continued development of NEAP preliminary designs and mission analysis. During 1999, operating activities included preliminary design and conceptual studies for the CHIPSat program, engineering technical services and continued work on the NEAP mission. SpaceDev's employee base increased with the acquisition of ISS to 20 employees in February 1998.

     In 1998, SpaceDev entered into a fixed price contract with the Jet Propulsion Laboratory (JPL) to provide mission support for the Deep Space Tracking Network. JPL's main task was to coordinate the NEAP mission trajectory analysis into their Deep Space Network Plan. SpaceDev paid JPL $10,000 for this phase of work.

     In November 1999, SpaceDev was awarded a $4,995,868 million turnkey mission contract by the Space Sciences Laboratory (SSL) at University of California, Berkeley (UCB). SpaceDev was competitively selected by UCB/SSL to design, build, integrate, test and operate for one year a small scientific, Earth-orbiting spacecraft called CHIPSat.

     On December 17, 1999, the Company's Board of Directors entered into a Mutual Release and Rescission of Agreement ("Release Agreement") to rescind the original acquisition of SIL, effective October 1, 1998. Subsequent to SIL's acquisition and prior to December 17, 1999, the accounts of SIL were included in the consolidated financial statements of the Company. The results of operations of SIL are presented as discontinued operations net of income taxes in the consolidated statements of operations for the fiscal years ended December 31, 1999 and 1998 and are not included in the discussion of operations presented below. The results of operations of SIL are presented as discontinued operations net of income taxes in the consolidated statements of operations for the fiscal years ended December 31, 1999 and 1998 and are not included in the discussion of operations presented below.

     The Release Agreement resulted in the retirement of the 1,000,000 shares of the Company common stock which had been issued to the former shareholders of SIL, the cancellation of all outstanding options for Company stock and the expiration of the acquisition price payable. The transaction was recorded as a purchase of treasury stock. In accordance with Accounting Principles Board Opinion No. 26, "Early Extinguishment of Debt", the gain created by the transaction with a related party was recorded as an addition to stockholders' equity. Therefore, $1,506,322 was recorded as an increase in the Company's additional paid-in-capital on December 17, 1999.

RESULTS OF OPERATIONS FOR FISCAL YEARS ENDED DECEMBER  31, 1999 AND 1998

     NET SALES


     Net sales, for the twelve months ended December 31, 1999, consisted primarily of the sales for engineering technical services to various aerospace customers. Net sales were $1,091,259 for the twelve months ended December 31, 1999 compared with sales of $1,339,920 for the same period in 1998 (18.6% reduction). This reduction in sales was a direct result of Integrated Space Systems' move from the Small Disadvantage Business classification after being acquired. This reclassification resulted in lost contract opportunities of approximately $500,000. However, during this period, contracts with seven new customers were initiated and partially off-set the reduction.

     Net sales are generated through either fixed price contracts or time and material contracts. Sales recognition for time and material contracts is recognized at time of work, while fixed price contracts are based on a percent completion basis.

     On November 1, 1999, SpaceDev entered into a $4,995,868 firm fixed price contract with the University of California at Berkeley. In 1999, its recognized revenue for this contract totaled $86,332 (7.9% of revenues) It is anticipated that total net revenues will increase in the year 2000 with this contract award.

     COST OF SALES

     Cost of sales primarily represents all costs directly associated with individual contracts. Included in this category are direct labor and associated fringe benefits, direct material and subcontracts, and direct travel. Cost of sales for the twelve months ended December 31, 1999 was $459,996 (42.2% of net sales) compared to $915,947 (68.4% of net sales) for the twelve months ended December 31, 1998.

     RESEARCH AND DEVELOPMENT

     Research and development expense for the twelve months ended December 31, 1999 was $61,615 compared to $322,269 for the twelve months ended December 31, 1998. These expenses were incurred in the continued development of the NEAP project. The decrease in these expenses in 1999 can be attributed to winning and performing several R&D contracts from the US government and to redirecting company resources to the University of California at Berkeley contract. The Company expenses research and development costs as they are incurred.

     GENERAL AND ADMINISTRATIVE

     General and administrative expense consists primarily of salaries for administrative personnel, fees for outside consultants, goodwill allocation of acquisition costs, depreciation, facilities related costs, insurance, legal and accounting fees, and other overhead. General and administrative expense for the twelve months ended December 31, 1999 was $2,572,831 (235.8% of net sales) compared to $1,476,658 (110.2% of net sales) for the twelve months ended December 31, 1998. Amortization expenses associated with the acquisition of Integrated Space Systems and the hybrid rocket technology for the twelve months ended December 31, 1999 totaled $707,163 (27.5% of general and administrative) compared to $636,355 in the same period in 1998 (43.1% of general and administrative). SpaceDev anticipates that overall general and administrative expense will increase in the foreseeable future; however, general and administrative expense as a percentage of net sales may fluctuate depending on the level of future net sales and the timing of additional investments in general and administrative infrastructure.

     OTHER INCOME EXPENSE, (NET)

     Net interest expense was $374,541 for the twelve months ended December 31, 1999 as compared to $29,725 interest expense in 1998 (the majority of which was entered in December 1998). The increase in interest expense was primarily attributable to interest incurred on a building mortgage and various leases. There were miscellaneous other interest expenses of $9,836 in 1998.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's business strategy requires significant capital expenditures. The Company will incur a substantial portion of these expenditures before it generates significant sales. Combined with operating expenses, these capital expenditures will result in a negative cash flow until the Company establishes an adequate revenue-generating customer base. The Company expects losses through 2000 and does not expect to generate net positive cash flow from operations sufficient to fund both operations and capital expenditures until the launch of its first commercial spacecraft or launch vehicle. There is no assurance that the Company will achieve or sustain any positive cash flow or profitability thereafter.


     On December 31, 1999 the Company's audited financials show current assets were $473,776. The outstanding receivables were $363,915 other assets totaled $6,974 and the balances in the cash accounts totaled $102,887. On December 31, 1999 the Company's audited financials show the accounts payable totaled $377,213 of which $40,147 was over 120 days, $18,592 at 90 days, $9,727 at 60 days, $13,825 at 30 days and $294,922 was current.

     On January 31, 2000 the Company's current assets were $495,578. The outstanding receivables were $341,326 and the balances in the cash accounts totaled $154,252. On January 31, 2000 the Company's accounts payable totaled $158,517 of which $14,679 was over 120 days, $0 at 90 days, $0 at 60 days, $34,854 at 30 days and $108,984 was current.

     During the years ended December 31, 1998 and 1999, the Company raised $997,412 (including proceeds from the 504 Colorado offering described below) through private sales of stock. To execute the company's total strategy of small, capable, low-cost satellites and launch systems, the company requires significant funding. The current estimate is over $20 million which could come from a combination of private or public equity placements, commercial project financing and government program funding. At this time, the company does not have a commitment from any placement agent or underwriter to implement any additional public offering or from any government agency to obtain significant additional program funding for its products.

     On June 23, 1999, the Company filed for a registration statement for units of common stock and re-pricing warrants with the Colorado Division of Securities on Form U-7 for the purpose of raising $350,000 under Rule 504 of the Securities Act of 1933. That registration statement was made effective on August 26, 1999. The registration statement provided for a per unit price of $1.50 per share. Due to fluctuations in the market price of the Company's common stock, the Company was forced to negotiate a per unit price based on the five-day trading average, less thirty percent. The entire offering of $350,000 was sold to a single investor in Colorado. Following that sale, the Company determined to raise the aggregate offering price in order to allow it to obtain funding during preparation of this registration statement. The registration statement was amended for a total aggregate offering price of $700,000, with a per unit price based on the negotiated amount paid by the initial investor. Following effectiveness of the post-effective amendment on October 13, 1999, the Company sold an additional $10,000 in units under the offering.

     The repricing warrants provide that, if the trading price drops below the issuance price of the units within the 150-day period, the holder will have the right to include his or her shares in any future registration of the Company's common stock. Once that registration has been made effective, the warrant holder may exercise the warrant at any time during the 120-days immediately following the date of effectiveness for that registration. The warrants entitle the holders to acquire additional common stock based on the following formula, but in no event shall the market price be less than $1.25 per share:

      [PURCHASE PRICE - MARKET PRICE] X NUMBER OF SHARES PURCHASED
      -------------------------------
                MARKET PRICE

     On November 1, 1999, the Company signed an agreement with the Regents of the University of California Berkely for the CHIPSat project discussed above. During the term of the agreement, the Company will receive fixed compensation for the above-referenced services in a total amount of $4,995,868, of which about $2.0 million is expected to be generated in 2000. The fixed price will be paid in increments over the term of the contract.

      The Company's ability to consummate any additional public offering or otherwise obtain funds is subject to numerous factors beyond the Company's control, including, without limitation, a receptive securities market and appropriate governmental clearances. No assurances can be given that the Company will be profitable, or that any additional public offering will occur, that the Company will be successful in obtaining additional funds from any source or that the Company will be successful in implementing an acceptable exit strategy on behalf of its investors. Moreover, additional funds, if obtainable at all, may not be available on terms acceptable to the Company when the Company needs such funds or may be on terms which are significantly adverse to the Company's current shareholders. The unavailability of funds when needed would have a material adverse effect on the Company.

       The Company may also need to raise additional capital if, for example,
(i) significant delays occur in deploying its first deep-space mission due to technical difficulties, launch, or satellite failure, or other reasons; (ii) the Company does not enter into agreements with customers on the terms the Company anticipates; (iii) the Company's net operating deficit increases because it incurs significant unanticipated expenses; or (iv) the Company incurs additional costs from modifying all or part of NEAP or its proposed hybrid-related systems to meet changed or unanticipated market, regulatory, or technical requirements. If these or other events occur, there is no assurance that the Company could raise additional capital on favorable terms, on a timely basis or at all. A substantial shortfall in funding would delay or prevent deployment of NEAP and/or the hybrid-related systems.

RECENT DEVELOPMENTS


     In November 1999 SpaceDev hired Charles Lloyd, a leader in the commercial launch systems field, to be CEO of ISS and CFO for SpaceDev. Mr. Lloyd brings to the Company extensive experience in corporate finance and strategic planning as well as direct, recent experience with the development and implementation of a global marketing and sales organization for commercial launch systems.

     In December 1999 the Company completed negotiations with SIL to rescind the 1998 Share Acquisition Agreement between the parties and to arrange a more mutually beneficial trading relationship between SIL and the Company. As stated earlier, recent regulations of the Department of State restrict exports and imports of technology, including space products and engineering. The Company originally intended to use SIL's expertise in designing and manufacturing space radios. However, the new restrictions impeded the Company's ability to communicate its technical product enhancement requirements to SIL, eliminating an important reason for acquiring that company. For these reasons, management of the Company felt that doing business with SIL as a subsidiary created a liability under the new regulations, and rescission of the acquisition agreement has minimized the impact of the restrictions on the Company. The divestiture of SIL allows us to be more flexible in our decisions regarding competition and selection for space system products and services, including communications equipment and electronics. The flexibility allows us to make better business decisions based on capabilities and price versus buying from SIL simply because it is part of SpaceDev. Management believed rescission of the agreement would allow the Company more flexibility in its relationship with SIL. Although the long-term financial effects of the rescission on the Company are unclear, management anticipates that, initially, the rescission will have a positive net effect on the Company's balance sheet.

      In February 2000, the Company received approval from a financial institution to refinance the $1.3 million first mortgage on the company's office building. This refinancing changes the first mortgage from a one-year term loan to a 25-year term loan and reduces the interest expense from 13% to 10%.

     In March 2000 SpaceDev hired Stanley W. Dubyn, a leader in the small satellite field, to be President and Chief Operating Officer of SpaceDev. Mr. Dubyn brings to the Company extensive experience in satellite design and manufacturing as well as government and commercial marketing, strategic planning and executive management.

     Pursuant to the continuing implementation of the OTC Bulletin Board(R) Eligibility Rule implementation, the Company received notice on or about March 10, 2000 that the fifth character "E," which denotes delinquency in SEC reporting requirements, was being added to its trading symbol pending SEC clearance of this Registration Statement. The NASD has indicated that the symbol will be removed when it has received notice from the SEC to the effect that the Commission has no further comments with respect to the Registration Statement. In the event that this Registration Statement is not cleared by the SEC by April 5, 2000, the Company's symbol will be delisted from the OTCBB. The Company has been advised by the NASD that it may continue trading on the pink sheets in the event it is delisted, and one or more of its market makers applies for an exemption for Rule 211 on the Company's behalf. Additionally, the Company has been informed by the NASD that, in the event of delisting, it will be able to relist its common stock upon clearance of this Registration Statement and filing of Form 211 with the NASD by one or more of the Company's market makers.


YEAR 2000 COMPLIANCE

     Many existing computer systems and applications, and other control devices use only two digits to identify a year in the date field, without considering the impact of the recent change in the century. Others do not correctly process "leap year" dates. The Company has not experienced any technical difficulties as a result of this problem, however, systems and applications could fail or create erroneous results during the next six months. While the Company has evaluated its products for year 2000 compliance and believes that each is substantially year 2000 compliant, there can be no assurance that the Company's products are or will ultimately be year 2000 compliant. In addition, the Company believes that it is not possible to determine whether all of its customers' products into which the Company's products are incorporated are year 2000 compliant because the Company has little or no control over the design production and testing of its customers' products.

     The Company relies on its systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll modules), customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and end products. The Company could be affected through disruptions in the operation of the enterprises with which the Company interacts or from general widespread problems or an economic crisis resulting from non-compliant year 2000 systems. Despite the Company's efforts to address the year 2000 impact on its internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of its business or have a material adverse effect on the Company's business, financial condition or results of operations. Contingency plans include alternative vendors and procedures. Remediation costs associated with the Year 2000 have been minimal for the Company. SpaceDev believes such costs will continue to be nominal through the next six months.

ITEM 3.  DESCRIPTION OF PROPERTY


     SpaceDev owns over 25,000 square feet of office, engineering and manufacturing space in Poway, CA. In December 1998 the Company purchased its headquarters facility in the Poway Industrial Park complex and proceeded to invest $300,000 in modifications and improvements before moving in mid-May (SpaceDev corporate and ISS). Key uses of the Poway facility are program and project conferences and meetings, engineering design, engineering analysis, spacecraft assembly, avionics labs and software labs and media outreach. By late 1999 the Company had defined plans for outfitting the building with a 1,800 square foot clean-room facility to support spacecraft integration and additional space for testing, an avionics test area, machine shop and shipping/receiving area. Completion of these improvements is expected in 2000.

      We have not yet started the build-out of the clean room facility. The build-out will consist of the addition of upgraded air-handling equipment, new doors and new floor coverings. The space for the cleanroom is already a part of the existing structure that SpaceDev owns. The facility is required to be in place by January 2001. The total cost of the facility is estimated to be less than $80,000.

     The Company also has plans for a Mission Control Center in the Poway building and expects this to be completed in 2001 prior to the CHIPSat launch in 2002. Avionics systems may be built up from components and undergo system-level tests at this location prior to shipment to other facilities. Because these improvements depend on the Company obtaining adequate funding, there can be no assurance that they will be completed as scheduled.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table provides information as December 31, 1999 concerning the beneficial ownership of the Company's common stock by (i) each director,
(ii) each named executive officer, (iii) each shareholder known by the Company to be the beneficial owner of more than 10% of its outstanding Common Stock, and
(iv) the directors and officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock owned by them.

------------------------------ ----------------------------------- ---------------------------- --------------------
                                 Name and Address of Beneficial       Amount and Nature of      Percent of Class(4)
Title of Class                              Owner(2)                  Beneficial Ownership
------------------------------ ----------------------------------- ---------------------------- --------------------
$.0001 par value common stock  James W. Benson, CEO and                   9,628,413(2)(3)                66%(1)
                               President and
                               Susan Benson, Secretary
                               13855 Stowe Drive
                               Poway, California 92064


$.0001 par value common stock  Philip E. Smith                              333,335                       2.2%
                               Chief Operating Officer
                               13855 Stowe Drive
                               Poway, California 92064

$.0001 par value common stock  Jan A. King, Vice President                    5,000                      <0.1%
                               13855 Stowe Drive
                               Poway, California 92064

$.0001 par value common stock  Wesley T. Huntress Jr., Director               4,444                      <0.1%
                               13855 Stowe Drive
                               Poway, California  92064

$.0001 par value common stock  Officers and Directors as a group          9,637,857                      70%(1)


(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from December 31, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such persons, but are not deemed outstanding for the purpose of computing the percentage owned by any other person. Percentages are based on 13,840,145 shares outstanding on January 31, 2000.
(2) Does not include options to purchase 500,000 shares of common stock currently exercisable.
(3) Represents 236,000 shares held directly by James W. Benson; 8,895,000 shares held by SD Holdings, LLC, an entity controlled by James W. Benson; and 497,413 shares recently transferred from SD Holdings, LLC to Space Development Institute, a 501(c)(3) corporation.
(4) The table does not reflect options to purchase 250,000 shares issued to Charles H. Lloyd during fiscal year 1999.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The management and directors of the Company's business activities are under the control of its Board of Directors. Its Chief Operating Officer, Stanley W. Dubyn, manages the Company's daily operations. The Company currently has four directors. Below are the executive officers and directors of the Company.


NAME                                          POSITION HELD
----                                          -------------

James W. Benson                          Chief Executive Officer,
13855 Stowe Drive                        Director, Chairman of the Board
Poway, California 92064


Stanley W. Dubyn***                      Director, President and Chief Operating
13855 Stowe Drive                        Officer
Poway, California 92064

Charles H. Lloyd**                       Director, Chief Financial Officer
13855 Stowe Drive
Poway, California 92064


Susan Benson                             Secretary
13855 Stowe Drive
Poway, California 92064

Jan King                                 Vice-President, Space Engineering
13855 Stowe Drive
Poway, California 92064

Wesley T. Huntress*                      Director
13855 Stowe Drive
Poway, California 92064

     *    Denotes Independent Director
     ** Thomas W. Brown resigned as the Company's Chief Financial Officer on November 3, 1999. Mr. Lloyd has been appointed Chief Financial Officer of SpaceDev.
     *** Philip E. Smith resigned as a Director of the Company in November 1999. The Board of Directors has appointed Charles H. Lloyd and Stanley W. Dubyn to act as interim directors until the next annual shareholders' meeting.


     The following is a summary of the business experience of the officers and directors of the Company as well as other key employees.


     JAMES W. BENSON, age 54, is the founder, Chairman and Chief Executive Officer of the Company. Mr. Benson served as SpaceDev President until he resigned from that position on February 4, 2000. Mr. Benson is also a Director of the Company, a position he has held since October 1997. In 1984, Mr. Benson founded Compusearch Corporation (later renamed Compusearch Software Systems), in McLean, Virginia. The company was based on use of personal computers to create full text indexes of massive government procurement regulations and to provide fast full text searches for any word or phrase; the first instance of large scale, commercial implementation of PC-based full text searching, which later grew to encompass such systems as worldwide web search engines. Seeing related opportunities in document and image management, Mr. Benson started the award-winning ImageFast Software Systems in 1989, which later merged with Compusearch. ImageFast was awarded PC Magazine's Editor's Choice in 1994. In 1995, Mr. Benson sold Compusearch and ImageFast, and retired at age fifty. After months of research, Mr. Benson started SpaceDev LLC, which was acquired by the Company in October 1997. Mr. Benson holds a Bachelor of Science degree in Geology from the University of Missouri. He founded the non-profit Space Development Institute and introduced the $5,000 Benson Prize for Amateur Discovery of Near Earth Objects. He is also Vice-Chairman and private sector representative on NASA's national Space Grant Review Panel and a member of the American Society of Civil Engineers subcommittee on Near Earth Object Impact Prevention and Mitigation.

     STANLEY W. DUBYN, age 43, has been appointed as an interim director of the Company, a position he has held since February 4, 2000, and has been appointed as President and Chief Operating Officer for the Company. Mr. Dubyn was formerly Senior Vice-President and Chief Operating Officer for Spectrum Astro, Inc. in Manhattan Beach, California, a position he held since October 1990 and which he resigned prior to becoming an officer of the Registrant. In that capacity, Mr. Dubyn was responsible for overall cost, schedule and technical management and oversight of company business activities with NASA, USAF, BMDO DARPA, classified and government customers, and managed over $75 million in prime contract revenue associated with spacecraft design, development, manufacturing, integration, test, launch and on-orbit operation. He was directly responsible for proposal management and winning a $1.5 billion NASA Goddard Space Flight Center contract. Mr. Dubyn has managed subcontracts and suppliers totaling over $34 million, many with new development technologies on compressed delivery schedules, and has functioned as director of new business and marketing for all classified, defense and NASA programs for Spectrum Astro. Concurrently with his employment for Spectrum Astro, Mr. Dubyn has acted as program manager on the following projects: New Millennium Deep Space One (October 1995-February 1997), Mars-98 Orbiter & Lander (February 1995 - October 1995), MSTI-3 (May 1994 - February
1995), MSTI-2 (November 1992 - May 1994), MSTI -1, where he also acted as Chief Systems Engineer (November 1991 - November 1992) and DSP Evolution Study (October 1991 - November 1992). Prior to going to work with Spectrum Astro, Mr. Dubyn worked for TRW Space & Technology Group from June 1982 to October 1990, where he worked on a variety of classified projects in a myriad of capacities, including Program Manager and Director of STS Training for the Defense Projects Division. From May 1978 to June 1982, Mr. Dubyn worked for Hughes Aircraft Company, Space & Communications Group in El Segundo, California as a Mission and Systems Analyst, STS Integration Engineer and Preliminary Design Engineer, and, from July 1977 to September 1997, Mr. Dubyn worked for Rockwell International, B-1 Division s a Stuctural Analyst. Mr. Dubyn received his Master of Science Degree, Aerospace Engineering in 1981, and a Bachelor of Science Degree in Aerospace Engineering in 1978 from the University of Southern California. He has been honored throughout his career with awards for recognition and achievement, including the Hughes Aircraft Co. Masters Fellowship Award in 1980 and American Institute of Aeronautics and Astronautics Judging Awards in 1986, 1987 and 1988. In 1990, Mr. Dubyn received the TRW Chairman's Award for Innovation.

     CHARLES H. LLOYD, age 49, has been retained as the Company's Chief Financial Officer following resignation of that position by Thomas W. Brown on November 3, 1999. Mr. Lloyd has also been named the CEO of the Company's ISS subsidiary. Mr. Lloyd was formerly the CEO and President of International Launch Services (ILS), a joint venture of Lockheed Martin Corporation, Khrunichev State Research and Production Space Center and RSC Energia. Mr. Lloyd was employed by ILS and its predecessor joint venture LKE from 1993 to 1998. During his tenure at ILS, he was responsible for the development, expansion, and ongoing operation of the joint venture. Lloyd aggressively marketed product lines globally, not only by overcoming cultural barriers, but also by structuring the organization to support multiple product and management requirements. He is credited with developing strategic international relationships between the United States and Russia, and with setting the industry standard for strict controls in the transfer of technology. Lloyd and his team at ILS generated over a billion dollars in new contracts and developed competitive markets in Asia, Europe, and North America, all of which have provided increased revenues. Mr. Lloyd has close to 20 years of senior management experience in high technology, international service and manufacturing environments, with most of that time in positions focused on operations management, marketing and finance and administration. Prior to his employment with Lockheed and ILS, Mr. Lloyd held several management positions at General Dynamics (GD). He was Vice President and Managing Director, and responsible for the management and operations of General Dynamics Commercial Launch Services. Prior to that, he was Vice President of Finance and Controller of GD Space Systems, and Vice President of Finance and Administration of GD Services Company. Mr. Lloyd began his career as a Senior Financial Planning Analyst at Ford Motor Company in 1975. Mr. Lloyd holds a Masters of Business Administration from the University of Michigan and earned his Bachelor of Arts Degree in Finance from Virginia Polytechnic Institute and State University.


     SUSAN BENSON, age 54, has served as the Company's Secretary since its inception. She is the wife of James W. Benson. Ms. Benson was the Customer Support Manager for Compusearch Software Systems in McLean, Virginia from 1986 through 1995.


     JAN KING, age 52, has served as Vice-President of the Company since August 1998. With more than 30 years experience in the field, Mr. King has a distinguished record within the small satellite and launch vehicle communities. During this time he has been associated with the design and development of 17 small spacecraft and 9 larger spacecraft, as well as one launch vehicle. He has also provided technical advice and consulting support to other corporations and organizations regarding small satellite system technology. Some of his previous positions include: Schriever Chair Professor (endowed chair), Dept. of Astronautics, United States Air Force Academy (1997 - 1998); Vice President, Technology, Qualcomm, Inc., Boulder, Colorado (1995 - 1997); Vice President of Boulder Operations, Orbital Sciences Corporation (1989 - 1995); Vice President for Space Technology, Member BOD and Founder, Skylink Corporation; Aerospace Technologist, NASA/GSFC; Vice President for Engineering, Member of the BOD, Co-founder of the Radio Amateur Satellite Corp., Washington, D.C. Mr. King received a Bachelor of Science degree in Physics from Oakland University in 1968 and a Master of Science degree in Electrical Engineering from Catholic University of America in 1973.


      WESLEY T. HUNTRESS, age 57, was elected to the Company's Board of Directors as an Independent Director at the Company's annual shareholder meeting held June 30, 1999. Dr. Huntress is currently Director of the Geophysical Laboratory at the Carnegie Institution of Washington in Washington, DC, where he leads an interdisciplinary group of scientists in the fields of high-pressure science, astrobiology, petrology and biogeochemistry. Prior to his appointment at Carnegie, Dr. Huntress served the Nation's space program as the Associate Administrator for Space Science at NASA from October 1993 through September 1998 where he was responsible for NASA's programs in astrophysics, planetary exploration, and space physics. During his tenure, NASA space science produced numerous major discoveries, and greatly increased the launch rate of missions. These discoveries include the discovery of possible ancient microbial life in a Mars meteorite; a possible subsurface ocean on Jupiter's moon Europa; the finding that gamma ray bursts originate at vast distances from the Milky Way and are extraordinarily powerful; discovery of massive rivers of plasma inside the Sun; and a wealth of announcements and images from the Hubble Space Telescope, which have revolutionized astronomy as well as increased public interest in the cosmos. Dr. Huntress also served as a Director of NASA's Solar System Exploration Division from 1990 to 1993, and as special assistant to NASA's Director of the Earth Science and Applications from 1988 to 1990. Dr. Huntress came to NASA Headquarters from Caltech's Jet Propulsion Laboratory (JPL). Dr. Huntress joined JPL as a National Research Council resident associate after receiving is B.S. in Chemistry from Brown University in 1964 and his Ph.D. in Chemical Physics from Stanford in 1968. He became a permanent research scientist at JPL in 1969. He and his JPL team gained an international reputation for their pioneering studies of chemical evolution in interstellar clouds, comets and planetary atmospheres. At JPL Dr. Huntress served as co-investigator for the ion mass spectrometer experiment in the Giotto Halley's Comet mission, and as an interdisciplinary scientist for the Upper Atmosphere Research Satellite and Cassini missions. He also assumed a number of line and research program management assignments while at JPL, and spent a year as a visiting professor in the Department of Planetary Science and Geophysics at Caltech.


ITEM 6. EXECUTIVE COMPENSATION

REMUNERATION PAID TO EXECUTIVES

     The following table sets forth the remuneration to the Company's executive officers for the past three fiscal years:


                           SUMMARY COMPENSATION TABLE
                                                                ---------------------------------------
                                                                        Long Term Compensation
                          ------------------------------------- -------------------------- ------------
                                  Annual Compensation                    Awards              Payouts
                          ------------------------------------- -------------------------- ------------
                                                                            Securities
                                                      Other      Restricted    Under-                  All Other
Name and                                              Annual        Stock      lying         LTIP        Compen-
Principal                                           Compensation   Award(s)   Options/      Payouts       sation
Position        Year(3)   Salary ($)   Bonus ($)       ($)          ($)        SARs (#)        ($)           ($)
--------------- --------- ------------ ------------ ----------- ------------ ------------- ------------ ------------
James W.        1997                -            -           -            -     2,500,000            -            -
Benson,         1998                0            -           -            -       100,000            -            -
CEO(4)          1999                0            -           -            -             -            -            -


Charles H.      1997                -            -           -            -             -            -            -
Lloyd,          1998                -            -           -            -             -            -            -
CFO(1)          1999            8,077            -           -            -       450,000            -            -


Philip E.       1997                -            -           -            -             -            -            -
Smith           1998           61,060            -           -            -       100,000            -            -
COO(6)          1999           43,388            -           -            -             -            -            -


Thomas          1997                -            -           -            -             -            -            -
Brown,          1998           59,246            -           -            -       100,000            -            -
CFO(1)(5)       1999           68,454            -           -            -             -            -            -

Susan           1997                -            -           -            -             -            -            -
Benson,         1998                0            -           -            -             -            -            -
Secretary       1999                0            -           -            -             -            -            -


Jan King,       1997                -            -           -            -             -            -            -
V.P.(7)         1998           43,154            -           -       10,000             -            -     5,500(2)
                1999          134,133            -           -            -             -            -            -



(1) Thomas W. Brown resigned as the Company's Chief Financial Officer on November 3, 1999. Charles H. Lloyd was appointed Chief Executive Officer upon Mr. Brown's resignation.
(2) Represents a relocation allowance paid upon execution of Mr. King's employment agreement.
(3) Figures for 1999 represent actual compensation and represent true year-end compensation.
(4)  James W. Benson purchased 100,000 shares for $.50 per share in October
     1998.
(5) Certain of the employees listed above have earned compensation in excess of the actual amount paid during fiscal year ended 1999, pursuant to the terms of their various employment agreements, as discussed below. In 1999, Thomas Brown was paid $68,454. This amount is less than the amount due to him under the provisions of his employment agreement. In order to compensate Mr. Brown for the deficiency, the Company has entered into an Amendment to his employment agreement whereby the amount of compensation due has been revised to reflect the actual amount paid, and the Company agrees to issue 10,000 shares of its common stock to Mr. Brown on January 31, 2001.
(6) On February 5, 2000, the Company negotiated a Separation and Release Agreement with Philip E. Smith, then Chief Operating Officer of ISS. Pursuant to the Separation and Release Agreement, the Company has agreed to pay off a promissory note previously issued to Mr. Smith in six monthly installments, for a total of $70,000, and to pay Mr. Smith his base salary of $90,000 for the period from January 29, 1999 to February 11, 2000. Mr. Smith has agreed to make himself available for meetings, introductions, review sessions, strategy meetings and to otherwise assist the Company and ISS for a period of six months. All other claims of Mr. Smith have been released, including claims to back-salary and authorized but unissued stock options under the Company's 1999 Employee Stock Option Plan. On March 4, 2000, Stanley W. Dubyn became President and Chief Operating Officer of the Company.
(7) Pursuant to his employment agreement with the Company, Mr. King may receive an additional 50,000 plus shares of common stock in the Company upon reaching certain milestones as follows: 5,000 shares per year following his first year of employment; 10,000 shares upon successful completion of the Company's first lunar or deep-space spacecraft; 15,000 shares upon successful launch of the Company's first lunar or deep-space spacecraft; and 25,000 shares for successful completion of the Company's first lunar or deep-space mission.

     During the last fiscal year and as of December 31, 1999, the Company granted stock options to executive officers as set forth in the following table:


                    OPTION/SAR GRANTS ENDED DECEMBER 31, 1999

                                         Individual Grants
----------------------------------------------------------------------------------------------------
                           Number of        % of Total
                           Securities       Options/SARs
                           Underlying       Granted to
                           Options/SARs     Employees in      Exercise of Base
Name                       Granted (#)      Fiscal Year       Price ($/Sh)        Expiration Date
----                       -----------      -----------       ------------        ---------------
James W. Benson                     -                -                  -                   -
Charles H. Lloyd              450,000             100%              $1.34            11/01/09
Philip E. Smith                     -                -                  -                   -
Thomas W. Brown                     -                -                  -                   -
Susan Benson                        -                -                  -                   -
Jan King                            -                -                  -                   -

     The following table is intended to provide information as to the number of stock options exercised by each of the executive officers listed above, the value realized upon exercise of such options, and the number and value of any unexercised options still held by such individuals.

                                                                        Number of
                                                                        Securities            Value of
                                                                        Underlying            Unexercised
                                                                        Unexercised           In-the Money
                                                                        Options/SARs at       Options/SARs at
                                                                        FY-End (#)            FY-End ($)

                           Shares Acquired on                           Exercisable/          Exercisable/
Name                       Exercise (#)          Value Realized ($)     Unexercisable         Unexercisable
-------------------------- ------------------ --------------------- --------------------- ----------------------
James W. Benson(1)                      0                  0                500,000/              $500,000/
                                                                          2,000,000                      0

Charles H. Lloyd                        0                  0              0/450,000                    0/0
Philip E. Smith                         0                  0              0/100,000                    0/0
Thomas W. Brown                         0                  0              0/100,000                    0/0
Susan Benson                            0                  0                      0                      0
Jan King                                0                  0                      0                      0


(1) Mr. Benson owns options to purchase 2,500,000 shares of the Company's Common Stock as follows:
          500,000 Shares at $1.00 currently vested
          500,000 Shares at $1.50 vesting upon the Company obtaining $6,500,000 additional equity capital
          500,000 Shares at $2.00 vesting upon the financing and execution of definitive space launch agreement
          500,000 Shares at $2.50 vesting upon launch of first lunar or deep-space mission
          500,000 Shares at $3.00 vesting upon successful completion of first lunar or deep-space mission

(2) Under the terms of Mr. Lloyd's employment agreement with ISS, SpaceDev, as the parent corporation, agreed to grant Mr. Lloyd stock options to purchase 250,000 shares of the Company's common stock pursuant to the Company's Stock Option Plan upon execution of the employment agreement. These options begin vesting three (3) months after the date of grant. On February 1, 2000, the Company issued options to purchase an additional 250,000 shares of common stock to Mr. Lloyd at a per share price of $1.44 (the then fair market value) pursuant to the agreement. Mr. Lloyd will receive an additional options to purchase 500,000 stock options shares at a rate of 250,000 per quarter during the remainder of his first year of employment with ISS. Additionally, the Company agreed to issue Mr. Lloyd non-qualified stock options to purchase up to 200,000 common shares, which will vest upon ISS raising and acquiring a minimum equity financing of $3,000,000 within the first nine (9) months of his employment. These options will be issued on a sliding scale based on a maximum equity financing of $10,000,000, with options to purchase 20,000 common shares for each $1,000,000 of equity financing obtained. All options will be exercisable at the fair market value of the common stock on the date the option was granted.

(3) Pursuant to employment agreements with Philip E. Smith and Thomas W. Brown, the Company has issued performance-based options to purchase 100,000 shares of common stock to each of those individuals. The option held by Philip E. Smith was canceled pursuant to his Release and Separation Agreement with the Company. The options issued to Mr. Brown are not currently vested. The options will have exercise prices ranging from $1.50 per share to $3.50 per share.

REMUNERATION PAID TO DIRECTORS

     The following table sets forth the remuneration paid to the Company's directors during its fiscal year ended December 31, 1999.

----------------------- ------------------------------------------------------ -------------------------------------
                                          Cash Compensation                              Security Grants
                        ----------------- ----------------- ------------------ ------------------ ------------------
                                                                                                  Number of
                                                                                                  Securities
                        Annual Retainer                     Consulting         Number of Shares   Underlying
Name                    Fees              Meeting Fees      Fees/Other Fees                       Options/SARs
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
James W. Benson                        -                 -                  -                  -                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
Charles H. Lloyd(1)                    -                 -                  -                  -                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
Wesley T. Huntress(2)                  -                 -                  -              4,444                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
Thomas W. Brown(3)                     -                 -                  -                  -                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
Susan Benson (3)                       -                 -                  -                  -                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------
Philip E. Smith(1)                     -                 -                  -                  -                  -
----------------------- ----------------- ----------------- ------------------ ------------------ ------------------


(1) Philip E. Smith resigned as a director of the Company in November 1999. The Board has elected Charles H. Lloyd and Stanley W. Dubyn to serve as interim directors until the next annual shareholders' meeting.
(2) Wesley T. Huntress Jr. was elected to the Board at the 1999 Annual Shareholders' Meeting. Pursuant to an agreement with the Company, Mr. Huntress will receive a total of $10,000 in the Company's common stock as compensation for his services as a director in two separate issuances during the first two years of his directorship. The table reflects the first issuance of 4,444 shares pursuant to that agreement. Mr. Huntress has recently received the second issuance of 4,424 shares. Additionally, Mr. Huntress will receive options to purchase a total of $10,000 shares. Mr. Huntress was recently issued an option to purchase 4,425 shares at a per share price of $1.13, the fair market value on January 1, 2000, when the options were due to be issued pursuant to the agreement.
(3) Thomas B. Brown and Susan Benson resigned their positions on the Board by not running for re-election at the 1999 Annual Shareholders' Meeting.

EMPLOYMENT AGREEMENTS

     On November 21, 1997, the Company entered into a five-year employment agreement with its President, James W. Benson. This agreement provides for compensation of salary and stock as well as stock options. This agreement also prohibits Mr. Benson from competing with the Company, disclosing any confidential information, or soliciting any employees or customers of the Company for one year after termination of employment.

     On February 7, 1998, the Company, through ISS, entered into three-year employment agreements with its (then) Chief Operating Officer, Philip E. Smith, its Manager of Business Development, Jack A. Rubidoux, and its (then) Chief Financial Officer, Thomas W. Brown. These agreements provide for compensation of salary and stock to the employees. The agreements also prohibit the employees from competing with the Company, disclosing any confidential information, or soliciting any employees or customers of the Company for three years after termination of employment.


     On February 5, 2000, the Company negotiated Separation and Release Agreements with Philip E. Smith, then Chief Operating Officer of ISS, and Jack Rubidoux, an employee of ISS, with whom ISS had employment agreements binding these individuals to ISS and the Company. Pursuant to the Separation and Release Agreement with Jack Rubidoux, the Company has agreed to pay his base salary for the period from January 29, 1999 to February 11, 2000, a total of $70,000. Mr. Rubidoux has agreed to be available to the Company for a period of six months from the date of the agreement. Pursuant to the Separation and Release Agreement with Philip E. Smith, the Company has agreed to pay off a promissory note previously issued to Mr. Smith in six monthly installments, for a total of $70,000, and to pay Mr. Smith his base salary of $90,000 for the period from January 29, 1999 to February 11, 2000. Mr. Smith has agreed to make himself available for meetings, introductions, review sessions, strategy meetings and to otherwise assist the Company and ISS for a period of six months. All other claims of Mr. Smith and Mr. Rubidoux have been released, including claims to back-salary and authorized but unissued stock options under the Company's 1999 Employee Stock Option Plan.

     On August 3, 1998, the Company entered into a one-year employment agreement with its Vice President of Space Engineering, Jan King. This contract will automatically renew for one-year periods unless either party gives the other written notice and provides for compensation of salary and stock to the employee. Mr. King agreed to assign his interest in all inventions and intellectual property developed by him in conjunction with his employment to the Company. The agreement also prohibits Mr. King from competing with the Company, disclosing any confidential information, or soliciting any employees or customers of the Company for one year after termination of employment.


     On November 1, 1999, the Company, through ISS, entered into an employment agreement with its Chief Financial Officer, Charles H. Lloyd. The agreement automatically renews for one-year periods until terminated by written notice of either Mr. Lloyd or the Company. This agreement provides for compensation of salary and options to the employee. The agreement also prohibits the employee from competing with the Company for one year after termination of employment.


     On February 4, 2000, the Company entered into an employment agreement with its President and Chief Operating Officer, Stanley W. Dubyn. The agreement automatically renews for one-year periods until terminated by written notice of either Mr. Dubyn or the Company. This agreement provides for compensation of salary and options to the employee. The agreement also prohibits the employee from competing with the Company for one year after termination of employment. Pursuant to that agreement, Mr. Dubyn will receive 50,000 shares and options to purchase an additional 50,000 shares of the Company's common stock upon successful completion of his first year of employment.

EMPLOYEE BENEFITS

     The Company has adopted, at its 1999 Annual Stockholder Meeting, an Incentive Employee Stock Option Plan under which its Board of Directors may grant employees, directors and affiliates of the Company opportunities to purchase Incentive Stock Options, Supplemental Stock Options and to receive stock bonuses or rights to purchase restricted stock of the Company. Incentive Stock Options will only be available to employees, including officers, and affiliates of the Company; they will not be available to non-employee directors. The exercise price of the Incentive Stock Options shall not be less than 100% of the fair market value of the stock subject to the option on the date the option is granted. The exercise price for the Supplemental Stock Options will not be less than 85% of the fair market value of the stock subject to the option on the date the option is granted. The Company will be required to reserve an amount of common shares equal to the number of shares which may be purchased as a result of such stock awards.

     The Company also offers a variety of health, dental, vision and life insurance benefits to its employees. The Company also offers a 401(k) program to its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     James W. Benson, the Company's Chief Executive Officer and Chairman of the Board of Directors, and Susan Benson, the Company's Secretary, are husband and wife.

     James W. Benson has personally guaranteed the letters of credit of the Company's subsidiary, Integrated Space Systems in the amount of $250,000. Mr. Benson also personally guaranteed two loans for the purchase of the Company's new headquarters; the loans are in the amount of $1,800,000.


     There is a note payable to James and Susan Benson in the amount of $655,992 as of the end of 1999. This note represents a combination of a number of smaller notes that were executed over the last several years. The funds from these loans were used for general Corporate purposes and carry an interest rate of 10%. At the present time the notes are being paid off at the rate of $6,000 per month.

     Additionally, the Company has recorded a note payable of $62,010 to Philip
E. Smith in 1998. The note was released pursuant to the Separation and Release Agreement signed by Mr. Smith on February 5, 2000. Pursuant to the terms of the release, the Company has given a new note to Mr. Smith in the total amount of $70,000, including principal and interest. See "Employment Agreements" above.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK


      The Company is authorized to issue up to 50,000,000 shares of its $.0001 par value common stock, of which 13,840,145 shares issued and outstanding as of January 31, 2000. The Board of Directors may issue additional shares of Common Stock without the consent of the holders of Common Stock.


     VOTING RIGHTS

      Each outstanding share of Common Stock is entitled to one vote. The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected, if they so choose.

     NO PREEMPTIVE RIGHTS

     Holders of Common Stock are not entitled to any preemptive rights.

     DIVIDENDS AND DISTRIBUTIONS

     Holders of Common Stock are entitled to receive such dividends as may be declared by the directors out of funds legally available therefore and to share pro rata in any distributions to holders of Common Stock upon liquidation or otherwise. However, the Company has not paid cash dividends on its Common Stock, and does not expect to pay such dividends in the foreseeable future.

PREFERRED STOCK

     The Articles of Incorporation authorize the Board of Directors to issue, by resolution, 10,000,000 shares of preferred stock, in classes or series, having such designations, powers, preferences, rights, and limitations as the Board of Directors may from time to time determine. The conversion ratio is subject to certain anti-dilution adjustments, and the holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert. In 1997, 82,450 shares of Series B Convertible Preferred Stock were issued at $3.64 per share and each was convertible at the option of the holder into 100 shares of common stock. As of the date of this filing, all of the Series B Convertible Preferred Stock has been converted, and there are no preferred shares outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

      The Company's Common Stock has been traded on the Over the Counter Bulletin Board since August 1998 under the symbol "SPDV." The following table sets forth the trading history of the Common Stock on the Over the Counter Bulletin Board for each quarter as reported by Tradeline. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

END DATE               HIGH                  LOW                 CLOSE
--------               ----                  ---                 -----
03/31/99               2 1/2                 1 7/8               2 1/4
06/30/99               2 3/8                 1 1/2               2 1/4
09/30/99               2 3/8                 1 1/8               1 3/8
12/31/99               1 7/8                   7/8               1 1/8

HOLDERS


      As of January 31, 2000, there were approximately 145 holders of record of the Company's common stock.

DIVIDENDS

     The Company has never paid a cash dividend on its Common Stock. Payment of dividends is at the discretion of the Board of Directors. The Board of Directors plans to retain earnings, if any, for operations and does not intend to pay dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS


     On August 6, 1998, the Securities and Exchange Commission ("SEC") issued a Cease-and-Desist Order against the Company and James W. Benson for violation of
Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Without admitting or denying the allegations, the Company and Mr. Benson submitted offers of settlement to the SEC, which were accepted on April 13, 1999. No sanctions were issued against either the Company or Mr. Benson. The resulting order requires the Company and Mr. Benson from committing or causing violations of those provisions in the future.

     Currently, there is no litigation pending or, to the Company's knowledge, threatened, against the Company.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     During its last fiscal year and as of the date of this Registration Statement, the Company has had no changes in or disagreements with its principal independent accountant regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, nor has the Company's principal accounting firm resigned or declined to stand for re-election.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     During 1997, the Company entered into a five-year employment agreement with its president. As part of the employment agreement, the Company granted options to the president to purchase up to 2,500,000 shares of the Company's $.0001 par value restricted Common Stock. In accordance with APB 25, the Company recognized $500,000 of compensation expense and $250,000 of deferred compensation. The options are subject to vesting conditions and have exercise prices between $1.50 and $3.00 per share.

     On October 22, 1997, the Company entered into agreements with three individual investors, Tuscan Capital Ltd., Robert Beaton and Allen Gelbard, to grant options to purchase common stock restricted under Securities Exchange Commission Rule 144 in consideration for consulting services. The options were granted for a total of 573,150 shares of the Company's $.0001 par value common stock with an exercise price of $.066 per share. All of the options were exercisable at December 31, 1997 and each option was to expire on October 21, 2002. Based on the use of the Black-Scholes option-pricing model, the fair value of the stock options issued for these services was $211,333. As a result, the Company recognized $211,333 in consulting expenses in 1997 related to the issuance of Common Stock options. All of these options were exercised in 1998. The options were issued pursuant to Rule 701 of the Securities Act. Also, during 1998, the Company issued 573,150 shares of Common Stock upon the exercise of stock options pursuant to Rule 504.

     On February 7, 1998, the Company entered into a Share Acquisition Agreement with ISS, pursuant to which it issued 2,000,000 shares of its Common Stock under
Section 4(2) of the Securities Act in exchange for the outstanding shares of ISS (then a privately held company). ISS is now a wholly owned subsidiary of the Company. In addition to the issuance of shares, the ISS shareholders also received two seats on the Board of Directors of the Company, and former employees of ISS became employees of the Company; such employees to receive performance options for up to an additional 300,000 shares.

     In August 1998, the Company secured intellectual property, including patents and trade secrets, from a former shareholder, Alan M. Voorhees, who had acquired them from American Rocket Company (AMROC), an aerospace company active during the late 1980s and early 1990s. The consideration for the intellectual property was warrants to purchase a minimum of 100,000 and a maximum of 3,000,000 shares of the Company's Common Stock over the following 10-year period, depending on the Company's annual revenues received from the license, sale, use or other disposition of the intellectual property. The warrants issued to Mr. Voorhees were issued pursuant to the private offering exemption in
Section 4(2) of the Securities Act. In return for the exclusive royalty free right to use, sell and apply patents and other technology, the Company issued warrants to purchase 25,000 shares of Common Stock at 50% of their fair market value on the date of issuance. Mr. Voorhees will receive warrants to purchase a minimum of 75,000 shares and a maximum of 3,000,000 shares of Common Stock at 50% of their fair market value on the date of issuance. For each of the first three years of the agreement, Mr. Voorhees will receive warrants to purchase the greater of 25,000 common shares or one common share for each $125 of revenue generated by the technology on specific dates.

     On October 1, 1998 the Company entered into a Common Stock Exchange Agreement with SIL pursuant to Section 4(2) of the Securities Act. Upon execution of the Agreement, the Company obtained all outstanding shares of SIL (then a privately held company) and issued 1,000,000 shares of the Company's Common Stock to the SIL shareholders. The Company also agreed to issue additional shares of Common Stock valued at $1,000,000 to the SIL shareholders in installments, with the final installment due on July 15, 2000. SIL shareholders also received incentive stock options for 500,000 additional shares. SIL became a wholly owned subsidiary as a result of this Agreement. In December 1999, the Company and SIL negotiated a rescission of the Share Acquisition Agreement, pursuant to which the shares were returned and the options were canceled.

     In four separate transactions between September 2, 1998 and October 16, 1998, the Company's Chief Executive Officer, James W. Benson, purchased a total of 348,000 shares of the Company's common stock at a per share price of $0.50 pursuant to Section 4(2) of the Securities Act, 60,000 of which are held by his three children. The sale was made at a time when the company had little credit and no collateral with which to obtain outside financing and was left with the option of either borrowing funds or selling restricted stock to members of management. Due to the resale restrictions on the stock, the shares were issued at a discount from market rate since they are inherently less valuable than the company's free trading stock. There was no set method for determining the percentage discount from the closing price of the company's common shares on the OTC. All of these options have been exercised, and the underlying shares have been issued with the appropriate resale restrictions. During 1998, the Company recorded approximately $126,000 of compensation expense related to the 348,000 shares of Common Stock issued to the president at less than fair market value.

     As part of an employment agreement with Jan King, the Company issued 5,000 shares of Common Stock as a signing bonus and recorded $8,750 of compensation expense, based on the five-day trading average for the five days immediately preceding and the five days immediately following the date of the transaction. The agreement renews annually and can be canceled by either party under provisions of the agreement. Upon renewal of the agreement, Mr. King will receive 5,000 shares of Common Stock annually for two years.

     In conjunction with the Common Stock Exchange Agreement between the Company and ISS, the Company granted options to three key employees to purchase up to 350,000 shares of restricted Common Stock with exercise prices between $1.50 and $3.50 per share. The vesting of these options is contingent on several future events. Should these events not occur, no options would vest. These options were to be issued pursuant to Rule 701 of the Securities Act. Effective February 5, 2000, as part of separation agreements with two of these individuals, 200,000 of these options were canceled.

     During 1999 and 2000, the Company issued a total of 39,926 shares of restricted stock to its former employee, Rex Ridenoure, to perform services for the Company. Mr. Ridenoure received the number of shares equal in value to the number of hours worked and reimbursement of expenses incurred during each bi-monthly pay period, based on the average trading price for the Company's common shares on the OTC for each such period. Mr. Ridenoure worked at competitive hourly rates, and kept meticulous records of his time and expenses.

     All of the above referenced securities are restricted by Rule 144 of the Securities Act of 1933.

     During 1998 and 1999, the Company issued shares in a series of transactions pursuant Rule 504 and Section 4(2), including 92,140 shares issued to sales and public relations firms in 1998, as follows:

     The first of these transactions took place as a result of the exercise of options held by Tuscan Capital, Ltd., Robert Beaton (February 1998), and Allen Gelbard (December 1998), as discussed in more detail above. The options were exercised at a per share price of $0.066 per share for a total of 573,150 shares. The shares were issued pursuant to Rule 504.

     In May 1998, the Company issued 53,400 shares of restricted common stock as compensation for services rendered in the design of the NEAP mission under
Section 4(2). This transaction resulted from an arms-length transaction in which the value of the services was determined first, with the Company offering shares of common stock in lieu of cash payment. The parties negotiated the number of shares to be issued without a set per share price. Due to the resale restrictions on the shares to be issued, they were not valued at the trading price of the Company's common stock on the OTC.

     In June 1998, JP Carey, Inc. placed 261,903 shares of the Company's common stock at 75% of the average closing bid price of the common stock for the preceding day, with an average per share price of $1.34. J.P. Carey had signed a letter agreement with the Company to place up to $890,000 in shares pursuant to Rule 504 in exchange for a fee equal to 10% of the aggregate price of all shares placed in the offering plus a 1% non-accountable expense allowance.

     From October to December 1998, the Company entered into separate transactions with De Jong & Associates and The Hayley Sumner Company, Inc., a public relations firm and publicist respectively, pursuant to which the Company issued shares in exchange for services. A total of 28,750 shares were issued to De Jong & Associates in three transactions at per share prices of $2.50, $2.01 and $2.30, respectively, based on the average bid and ask prices for the common stock at the time the shares were issued. A total of 3,334 shares were issued to The Hayley Sumner Company, Inc. in two separate transactions of 1,667 shares each, at per share prices of $0.81 and $1.94, respectively. In 1999, the Company issued additional common shares to The Hayley Sumner Company, Inc. in two separate transactions for services rendered on February 7, 1999 (721 shares) and April 28, 1999 (2,390 shares). The per share value in each of these transactions was based on the average bid and ask prices for the common stock at the time the shares were issued. These shares were issued in reliance on the exemption from registration provided by Rule 504 under Section 3(b) of the Securities Act.

     From November to December 1998, the Company issued a total of 3,000 common shares to Scott Mathews and Gary Whitman (1,500 shares to each) at a per share price of $2.50 per share, based on the average bid and asked prices preceding the transaction. The shares were issued in exchange for consulting services pursuant to Section 4(2) of the Act, and are restricted.

     Between December 1998 and January 1999, the Company issued a total of 50,000 shares to Proactive Solution in two separate transactions under Rule 504: the first for 20,000 shares at $2.50 per share and the second for 30,000 shares at $2.25 pre share, based on the average bid and ask prices for the common stock at the time the shares were issued.

     In September 1999, the Company issued 2,630 common shares to Fortune Eight Aerospace Industries, Inc. pursuant to Section 4(6) of the Act at a rate of $2.28 per share. The transaction was a cash sale at above the then average trading price of the Company's common stock.

     In December 1999, the Company issued 10,000 restricted common shares to Alex Duncan for consulting services rendered to the Company at a per share value of $1.46 per share, based on the averaged bid and asked prices of the Company's common stock on the OTC. This sale was made pursuant to Section 4(2) of the Act.

     In April 1999, the Company issued a total of 70,113 shares through Sovereign Capital Advisors, LLC pursuant to a letter agreement dated December 8, 1998, under Section 504. The shares were sold at 85% of the average five-day closing bid price of the Company's common stock on the OTC. As compensation for the placement, Sovereign Capital was paid a fee equal to 10% of the aggregate price of the stock sold and was given warrants to purchase shares for an additional 10% of the aggregate price of the shares it placed.

      On August 26, 1999, the Colorado Securities Division made effective the Company's registration statement on Form U-7 for offers and sales to Colorado residents. The offering was for an aggregate amount of $350,000 in units of the Company's $.0001 par value common stock and re-pricing warrants. Following closing on the first $350,000 in units, the Company filed a post-effective amendment to the Form U-7 registration statement to raise the aggregate amount of the offering to $730,000. The post-effective amendment was made effective on October 13, 1999. The Company sold $10,000 in units pursuant to the post-effective amendment for an approximate price of $0.83 per share. The Company made a decision to close this offering in December 1999.

     In exchange for services as the Company's outside director, the Company has issued a total of 8,868 common shares to Wesley T. Huntress in two transactions of 4,444 (September 22, 1999) and 4,424 (March 6, 2000), respectively. Also, in September 1999 and January 2000, Mr. Huntress was issued non-qualified stock options under the Company's Employee Stock Option Plan to purchase 2,222 and 4,425 shares of common stock at $2.25 and $1.13 per share, respectively, the then fair market value based on the closing price on the date of grant. These shares and options were issued to Mr. Huntress pursuant to a letter agreement with the Company, whereby he will be issued up to $10,000 in common shares and $10,000 in options during the first two years of services as a director. The shares were issued pursuant to Section 4(2) of the Act, while the options were issued under Rule 701.

     In February 2000, the Company issued a total of 2,114 shares of restricted common stock to Eric Reitman, a former employee pursuant to his agreement with the Company, the terms of which provided that the employee was to receive 96.1 shares of common stock for each week of employment with the Company.

     In February 2000, the Company made a cash sale of 355 shares of common stock to Juliana C. Sanger Yee for services valued at $585, based on the closing price for the Company's common stock on date of the transaction.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation contain a provision which, in accordance with Colorado law, eliminates or limits the personal liability of directors and officers of the Company for monetary damages for certain breaches of their duty of care or other duty if he or she acted in good faith and in a manner they believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless otherwise determined by the court before which such action was brought. The Company believes this provision is essential to maintain and improve its ability to attract and retain competent directors. These indemnification provisions do not reduce the exposure of directors and officers to liability under federal and state securities laws, nor do they limit the shareholders' ability to obtain injunctive relief or other equitable remedies for a violation of a director's or officer's duty to the Company or its shareholders, although such equitable remedies may not be an effective remedy in certain circumstances.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is informed that it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy and therefore unenforceable.

ITEM 6.  FINANCIAL STATEMENTS

     Please see the Company financial statements attached hereto.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


ITEM                                                                                                      EXH. NO.
-----                                                                                                     --------
Registrant's Articles of Incorporation                                                                       2.1*
Registrant's Articles of Amendment to Articles of Incorporation dated November 4, 1997                       2.2*
Authorizing Series B Preferred Stock
Registrant's Articles of Amendment to Articles of Incorporation dated December 17, 1997                      2.3*
Registrant's Bylaws                                                                                          2.4*
Form of Common Stock Certificate                                                                             3.1*
Form of Non-Qualified Stock Option                                                                           3.2*
Form of Incentive Stock Option                                                                               3.3*
Form of Re-Pricing Warrant                                                                                   3.4*
Form of Warrant                                                                                              3.5*
Common Stock Exchange Agreement Between Registrant and SIL                                                   6.1*
Mututal Rescission and Release of Share Acquisition Agreement                                                6.2*
Share Exchange Agreement Between Registrant and ISS                                                          6.3*
Agreement of License and Purchase of Technology Between Registrant and AMROC                                 6.4*
Firm Fixed Price Agreement Number 108252 Between Registrant and Regents of the University of California      6.5*
1999 Stock Option Plan                                                                                       6.6*
1999 Employee Stock Purchase Plan                                                                            6.7*
Employment Agreement of James W. Benson                                                                      6.8*
Employment Agreement  between ISS and Thomas W. Brown                                                        6.9*
Employment Agreement  between ISS and Philip E. Smith                                                        6.10*
Employment Agreement of Jan A. King                                                                          6.11*
Employment Agreement between ISS and Charles H. Lloyd                                                        6.12*
Philip Smith Separation and Release Agreement                                                                6.13
First Amendment to Employment Agreement of Thomas Brown                                                      6.14
Employment Agreement between SpaceDev and Stan Dubyn                                                         6.15
First Amendment to Employment Agreement of James W. Benson                                                   6.16
First Amendment to Employment Agreement of  Jan A. King                                                      6.17
Launch and Integration Services Agreement By and Between SpaceDev, Inc. and Dojin Limited                    6.18
Lockheed Martin ILS Contract                                                                                 6.19
Lockheed Martin Engineering Services Contract                                                                6.20
Collaborative Agreement between University of Arizona and SpaceDev                                           6.21
National Reconnaissance Office - SPOTV                                                                       6.22


* Previously filed with 10SB12G filed January 18, 2000.

ITEM 2.  DESCRIPTION OF EXHIBITS

     As appropriate, the Registrant has attached those documents required to be filed as Exhibit Numbers 2, 3, 5, 6 and 7 of Part III of Form 1-A.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SPACEDEV, INC.



Date: March 24, 2000                By: /s/ James W. Benson
      --------------                   ----------------------------------------
                                       James W. Benson, Chairman and CEO



Date: March 24, 2000                By: /s/ Charles H. Lloyd
      --------------                   -----------------------------------------
                                       Charles H. Lloyd, Chief Financial Officer

                                                              SPACEDEV, INC. AND
                                                                      SUBSIDIARY








                                               CONSOLIDATED FINANCIAL STATEMENTS
                                          Years Ended December 31, 1999 and 1998

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                                                        CONTENTS
--------------------------------------------------------------------------------




INDEPENDENT AUDITORS' REPORT                                              3-4



FINANCIAL STATEMENTS

     Consolidated Balance Sheets                                            5

     Consolidated Statements of Operations                                6-7

     Consolidated Statements of Stockholders' Equity                        8

     Consolidated Statements of Cash Flows                               9-10

     Notes to Consolidated Financial Statements                         11-34

INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
SPACEDEV, INC.

We have audited the accompanying consolidated balance sheets of SPACEDEV, INC. AND SUBSIDIARY (the "Company") (see Note 1(c) to the consolidated financial statements) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1998 financial statements of SPACE INNOVATIONS LIMITED (SIL), a wholly-owned subsidiary (see Note 1(c)), as of December 31, 1998 and for the three-month period then ended, whose statements reflect total assets constituting 20% of consolidated assets as of December 31, 1998, and net sales constituting 36% of consolidated net sales for the three-month period then ended. Those statements were audited by BDO Stoy Hayward, Reading, UK, whose report has been furnished to us, and our opinion, insofar as it related to the amounts included for SIL is based solely on the report of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of BDO Stoy Hayward provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of BDO Stoy Haward, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPACEDEV, INC. AND SUBSIDIARY as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Company incurred net losses of $5,907,315 and $1,909,642 for the years ended December 31, 1999 and 1998, respectively, and had working capital deficits of $1,231,411 and $2,383,061 as of December 31, 1999 and 1998, respectively, that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Nation, Smith, Hermes, Diamond

San Diego, California
February 18, 2000


                                                                                           SPACEDEV, INC.
                                                                                           AND SUBSIDIARY
                                                                              CONSOLIDATED BALANCE SHEETS
=========================================================================================================

DECEMBER 31,                                                                  1999    (Note 1)   1998
---------------------------------------------------------------------------------------------------------
ASSETS (Note 4)

CURRENT ASSETS
   Cash (Note 10(a))                                                     $   102,887          $   106,539
   Accounts receivable                                                       363,915            1,392,336
   Inventory (Note 1(e))                                                           -              165,283
   Other current assets                                                        6,974              125,709
---------------------------------------------------------------------------------------------------------

Total current assets                                                         473,776            1,789,867

FIXED ASSETS - NET (Notes 1(g) and 2)                                      2,103,326            2,031,240

INTANGIBLE ASSETS - NET (Notes 1(g) and 3)                                 2,182,232            5,690,812

OTHER ASSETS                                                                   2,730              150,704
---------------------------------------------------------------------------------------------------------

                                                                         $ 4,762,064          $ 9,662,623
==========================================================================================================


                                                                                           SPACEDEV, INC.
                                                                                           AND SUBSIDIARY
                                                                              CONSOLIDATED BALANCE SHEETS
=========================================================================================================

DECEMBER 31,                                                                  1999    (Note 1)   1998
---------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank overdraft                                                        $         -         $   477,298
   Line of credit (Note 4)                                                   241,415             100,000
   Current portion of notes payable (Note 5(a))                                7,200           1,350,663
   Current portion of acquisition price payable (Note 3(c))                        -             500,000
   Current portion of capitalized lease obligations (Note 9)                  11,135              43,666
   Accounts payable and accrued expenses                                     377,213             617,395
   Accrued payroll, vacation and related taxes                                56,136             282,170
   Customer deposits and deferred revenue (Note 1(f))                         19,166             564,736
   Billing in excess of costs incurred and estimated earnings (Note 1(f))    274,920                   -
   Note payable related party (Note 5(b))                                    718,002             237,000
---------------------------------------------------------------------------------------------------------

Total current liabilities                                                  1,705,187           4,172,928

NOTES PAYABLE, LESS CURRENT MATURITIES (Note 5(a))                         2,251,721             500,000
CAPITALIZED LEASE OBLIGATIONS, LESS CURRENT MATURITIES (Note 9)               17,972              28,351
DEFERRED REVENUE (Note 1(f))                                                   5,000              54,738
ACQUISITION PRICE PAYABLE, LESS CURRENT MATURITIES (Note 3(c))                     -             500,000
---------------------------------------------------------------------------------------------------------

Total liabilities                                                          3,979,880           5,256,017

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY
   Convertible preferred stock, $.001 par value, 10,000,000 shares authorized 0 shares and 82,450 shares issued and outstanding,
     respectively (Note 8(a))                                                      -                  82
   Common stock, $.0001 par value; 50,000,000 and 25,000,000
     shares authorized, and 13,879,945 and 6,047,743 shares issued
     and outstanding, respectively Note 8(b))                                  1,388                 605
   Additional paid-in capital                                              9,002,744           6,713,229
   Additional paid-in capital - stock options (Note 8(d))                    750,000             750,000
   Deferred compensation (Note 8(d))                                        (250,000)           (250,000)
   Accumulated deficit                                                    (8,721,948)         (2,814,633)
   Accumulated other comprehensive income:
     Cumulative foreign currency translation adjustment                            -               7,323
---------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                   782,184           4,406,606
---------------------------------------------------------------------------------------------------------

                                                                         $ 4,762,064         $ 9,662,623
=========================================================================================================
                  The accompanying notes are an integral part of these consolidated financial statements.


                                                                                           SPACEDEV, INC.
                                                                                           AND SUBSIDIARY
                                                                    CONSOLIDATED STATEMENTS OF OPERATIONS
=========================================================================================================
YEARS ENDED DECEMBER 31,                                                     1999    (Note 1)   1998
---------------------------------------------------------------------------------------------------------
NET SALES                                                                $ 1,091,259         $ 1,339,920

Cost of sales                                                                459,996             915,947
---------------------------------------------------------------------------------------------------------

GROSS MARGIN                                                                 631,263             423,973
---------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
   General and administrative                                              2,572,831           1,476,658
   Research and development (Note 1(h))                                       61,615             322,269
   Stock-based compensation (Notes 1(l) and 8(b))                            178,810             324,081
---------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                                   2,813,256           2,123,008
---------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                                      (2,181,993)         (1,699,035)
---------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
   Interest expense                                                         (374,541)            (29,725)
   Other income - net                                                              -              (9,836)
---------------------------------------------------------------------------------------------------------

TOTAL OTHER INCOME (EXPENSE)                                                (374,541)            (39,561)
---------------------------------------------------------------------------------------------------------

NET LOSS BEFORE INCOME TAXES
   AND DISCONTINUED OPERATIONS                                            (2,556,534)         (1,738,596)

INCOME TAX PROVISION (Notes 1(j) and 6)                                        3,335                   -
---------------------------------------------------------------------------------------------------------

NET LOSS FROM CONTINUING OPERATIONS                                       (2,559,869)         (1,738,596)
---------------------------------------------------------------------------------------------------------

DISCONTINUED OPERATIONS
   Income (loss) from discontinued operations of SIL
     net of income taxes of $0 (Note 3(c))                                (3,347,446)           (171,046)
---------------------------------------------------------------------------------------------------------

NET LOSS                                                                 $(5,907,315)        $(1,909,642)
=========================================================================================================
                  The accompanying notes are an integral part of these consolidated financial statements.


                                                                                           SPACEDEV, INC.
                                                                                           AND SUBSIDIARY
                                                         CONSOLIDATED STATEMENTS OF OPERATIONS, CONTINUED
=========================================================================================================

YEARS ENDED DECEMBER 31,                                                     1999   (Note 1)   1998
---------------------------------------------------------------------------------------------------------
NET LOSS PER SHARE:
   Loss from continuing operations                                       $     (.24)         $      (.42)
   Discontinued operations                                               $     (.31)         $      (.04)
   Net loss                                                              $     (.56)         $      (.47)
---------------------------------------------------------------------------------------------------------

Weighted-Average Shares Outstanding                                      10,629,483            4,095,975

=========================================================================================================


                                                                                                                      SPACEDEV, INC.
                                                                                                                    AND SUBSIDIARIES
                                                                                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
====================================================================================================================================

                                                                          Redeemable
                                                                       Preferred Stock                        Common Stock
                                                              ---------------------------------    ---------------------------------
                                                                   Shares            Amount               Shares            Amount
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997                                       82,450            $   82            1,755,000          $    176
Common stock issued for cash                                            -                 -              622,403                62
Acquisition of intangible assets (Notes 1(g) and 3(b))                  -                 -                    -                 -
Common stock issued for compensation
   (Notes 1(m) and 8(b))                                                -                 -                5,000                 1
Common stock issued for business acquisition
   of subsidiary - SIL (Notes 1(g) and 3(c))                            -                 -            1,000,000               100
Common stock issued for business acquisition
   of subsidiary - ISS (Notes 1(g) and 3(a))                            -                 -            2,000,000               200
Common stock issued for services (Notes 1(m)
   and 8(b)                                                             -                 -               92,190                 9
Common stock issued for exercise of options
   (Note 8(d))                                                          -                 -              573,150                57

Comprehensive income:
  Net loss                                                              -                 -                    -                 -
  Foreign currency translation adjustment                               -                 -                    -                 -
------------------------------------------------------------------------------------------------------------------------------------

  Comprehensive income                                                  -                 -                    -                 -
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998                                       82,450                82            6,047,743               605

Preferred stock converted to common stock                         (82,450)              (82)           8,245,000               825

Shares issued for cash                                                  -                 -              546,546                54

Shares issued for services (Note 8(b))                                  -                 -               40,656                 4

Rescission of SIL acquisition (Note 3(c))                               -                 -           (1,000,000)             (100)

Acquisition of intangible assets (Note 3(b))                            -                 -                    -                 -

Comprehensive Income (Loss):
  Net loss                                                              -                 -                    -                 -
  Foreign currency translation adjustment                               -                 -                    -                 -
------------------------------------------------------------------------------------------------------------------------------------

  Comprehensive income (loss)                                           -                 -                    -                 -
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1999                                            -            $    -           13,879,945          $  1,388
====================================================================================================================================


                                                                                                                      SPACEDEV, INC.
                                                                                                                    AND SUBSIDIARIES
                                                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY CONTINUED
====================================================================================================================================
                                  Additional                                                  Accumulated
           Additional               Paid-In                                                         Other
              Paid-In             Capital -              Deferred         Accumulated       Comprehensive
              Capital         Stock Options           Compensation            Deficit              Income                 Total
------------------------------------------------------------------------------------------------------------------------------------
           $  300,974           $   971,333             $ (250,000)       $  (904,991)          $       -           $   117,574
              637,688                     -                      -                  -                   -               637,750
               24,500                     -                      -                  -                   -                24,500

                8,749                     -                      -                  -                   -                 8,750

            1,667,900                     -                      -                  -                   -             1,668,000

            3,624,800                     -                      -                  -                   -             3,625,000

              189,572                     -                      -                  -                   -               189,581

              259,046              (221,333)                     -                  -                   -                37,770


                    -                     -                      -         (1,909,642)                  -            (1,909,642)
                    -                     -                      -                  -               7,323                 7,323
------------------------------------------------------------------------------------------------------------------------------------

                    -                     -                      -         (1,909,642)              7,323            (1,902,319)
------------------------------------------------------------------------------------------------------------------------------------

            6,713,229               750,000               (250,000)        (2,814,633)              7,323             4,406,606
                 (743)                    -                      -                  -                   -                     -
              564,880                     -                      -                  -                   -                564,934
              178,806                     -                      -                  -                   -               178,810
            1,506,322                     -                      -                  -                   -             1,506,222
               40,250                     -                      -                  -                   -                40,250

                    -                     -                      -         (5,907,315)                  -            (5,907,315)
                    -                     -                      -                  -              (7,323)               (7,323)
------------------------------------------------------------------------------------------------------------------------------------

                    -                     -                      -         (5,907,315)             (7,323)           (5,914,638)
------------------------------------------------------------------------------------------------------------------------------------

           $9,002,744           $   750,000             $ (250,000)       $(8,721,948)          $       -           $   782,184
====================================================================================================================================
                                             The accompanying notes are an integral part of these consolidated financial statements.


                                                                                     SPACEDEV, INC.
                                                                                     AND SUBSIDIARY
                                                              CONSOLIDATED STATEMENTS OF CASH FLOWS
===================================================================================================

DECEMBER 31,                                                           1999                1998
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                        $(5,907,315)        $(1,909,642)
   Adjustments to reconcile net loss to net cash used in
    operating activities:
     Depreciation and amortization                                   1,945,937             956,015
     Loss on impairment of long-lived assets                         1,847,667                   -
     Common stock issued for compensation and services                 178,810             324,081
     Change in operating assets and liabilities:
       Accounts receivable                                             954,604            (391,032)
       Inventory                                                      (250,065)            (51,198)
       Prepaid and other current assets                                118,736             (52,411)
       Other assets                                                     14,010             (20,474)
       Accounts payable and accrued expenses                           682,453              52,080
       Accrued payroll, vacation and related taxes                     (16,062)             75,172
       Customer deposits and deferred revenue                         (545,570)            (33,909)
       Billings in excess of costs incurred and estimated earnings     274,920                   -
       Other liabilities                                               160,234             (31,476)
---------------------------------------------------------------------------------------------------
Net cash used in operating activities                                 (541,641)         (1,082,794)
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Cash acquired in purchase (disposal) of subsidiaries               (113,420)             31,427
   Purchases of fixed assets                                          (103,092)            (61,826)
---------------------------------------------------------------------------------------------------
Net cash used in investing activities                                 (216,512)            (30,399)
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from notes payable - related party                         591,002             175,000
   Proceeds from issuance of common stock                              564,934             512,000
   Increase (decrease) in bank overdraft                              (477,298)            302,749
   Proceeds from notes payable                                         141,921                   -
   Proceeds from bank lines of credit                                  141,415              75,000
   Payments on notes payable - related party                          (110,000)                  -
   Principal payments on capital lease obligations                     (52,632)            (29,383)
   Payments on notes payable                                           (50,663)            (10,544)
   Proceeds from exercise of options                                         -              37,700
---------------------------------------------------------------------------------------------------
Net cash provided by financing activities                              748,679           1,062,522
---------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                  5,822               9,115
---------------------------------------------------------------------------------------------------
Net decrease in cash                                                    (3,652)            (41,556)
CASH AT BEGINNING OF PERIOD                                            106,539             148,095
---------------------------------------------------------------------------------------------------

CASH AT END OF PERIOD                                              $   102,887         $   106,539
===================================================================================================
            The accompanying notes are an integral part of these consolidated financial statements.



                                                                                     SPACEDEV, INC.
                                                                                     AND SUBSIDIARY
                                                    CONSOLIDATED STATEMENT OF CASH FLOWS, CONTINUED
===================================================================================================

DECEMBER 31,                                                             1999    (Note 1)     1998
---------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH INFORMATION:
Cash paid during the period for:
   Interest                                                        $   253,132         $    32,954

NONCASH INVESTING AND FINANCING ACTIVITIES:

During 1999 and 1998, the Company acquired $29,660 and $6,300 of fixed assets under capital lease agreements, respectively.

During 1999 and 1998, the Company issued 40,656 and 92,190 shares of restricted common stock for compensation and consulting expense of $178,810 and $324,081, respectively. See Note 8(b).

On August 14, 1998, the Company issued warrants to purchase 25,000 shares of restricted common stock to acquire certain technology. On August 14, 1999, the Company issued warrants to purchase 25,000 shares of restricted common stock in accordance with the acquisition agreement. See Note 3(b).

On February 7, 1998, the Company issued 2,000,000 shares of restricted common stock to acquire ISS. Total goodwill from the acquisition was $3,461,000. See
Note 3(a).

On October 1, 1998, the Company issued 1,000,000 shares of restricted common stock to acquire SIL. Total goodwill from the acquisition was $3,100,000. See
Note 3(c).


   Acquisition of:                           ISS                    SIL
   ----------------------------------- ------------------ ----------------------
   Working capital other than cash          $     69,888            $  (463,747)
   Fixed assets                                   93,398                240,731
   Intangibles and other assets                      627                      -
   Long-term debt assumed                              -               (127,782)
   ----------------------------------- ------------------ ----------------------
                                                $163,913            $  (350,798)
   =================================== ================== ======================

During 1999, the Company financed $317,000 of building improvements with a note payable.

During 1998, the Company financed its Poway facility and related costs with $1,800,000 of notes payable.

================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

1.  SUMMARY OF          A summary of the Company's significant accounting
    SIGNIFICANT         policies consistently applied in the preparation of the
    ACCOUNTING          accompanying consolidated financial statements follows.
    POLICIES            As discussed in Note 3(c), as a result of the disposal
                        of SIL, a wholly-owned subsidiary, on December 17, 1999, the 1999 consolidated financial statements are not comparable to the 1998 consolidated financial statements. In 1998, the Company left the development stage.

(a) NATURE OF           SPACEDEV, INC. (the "Company") was incorporated under
    OPERATIONS          the laws of Colorado on December 23, 1996 as Pegasus
                        Development Group, Inc. (PDGI). The Company, through its three business segments, is engaged in the commercial development of low-cost satellites and their subsystems, as well as providing engineering technical services to major aerospace companies. The principal geographic markets of the Company are the United States and Europe.
                        See Note 11(a).

                        PDGI was originally formed for the purpose of entering the real estate industry. SpaceDev, LLC of Colorado was originally formed in 1997 for commercial space exploration and was the sole owner of shares of common stock of SpaceDev (a Nevada corporation) ("SpaceDev"). On October 22, 1997, PDGI issued 8,245,000 of its $.0001 par value common stock for 100 percent, 1,000,000 shares, of SPACEDEV'S common stock owned by SpaceDev, LLC. Upon the acquisition of the SPACEDEV stock, SPACEDEV was merged into PDGI and, on December 17,1997, the name of the Company was changed to SPACEDEV, INC. After the merger, SPACEDEV, LLC, which changed its name to SD Holdings, LLC on December 17, 1997, owned 9,545,000 shares of the outstanding common stock of the Company.

                        For accounting purposes, the transaction was accounted for as a reverse merger with the Company as the acquirer. Since SpaceDev had minimal assets prior to the merger, the transaction was accounted for as the sale of Company's common stock for net assets of $1,232.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


(b) LIQUIDITY/          The accompanying consolidated financial statements as of
    GOING CONCERN       December 31, 1999 have been prepared assuming the
                        Company will continue as a going concern. However, the Company had working capital deficits of $1,231,411 and $2,383,061 as of December 31, 1999 and 1998,
                        respectively, and incurred net loss of $5,907,315 and $1,909,642 for the years ended December 31, 1999 and 1998, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Subsequent to December 1999, management intends to raise additional financing through a combination of public and private equity placements, commercial project financing and government program funding to fund future operations and commitments. There is no assurance that additional debt and equity financing needed to fund operations will be consummated or obtained in sufficient amounts necessary to meet the Company's needs.

                        The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

                        The 1998 consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Space Innovations Limited (SIL) (a United Kingdom entity) and Integrated Space Systems, Inc. (ISS) (a California corporation).

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


(c) PRINCIPLES OF       All significant intercompany balances and transactions
    CONSOLIDATION,      have been eliminated in the consolidation.
    CONT'D

(d) USE OF              The preparation of financial statements in conformity
    ESTIMATES           with generally accepted accounting principles requires
                        management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes that the estimates and assumptions used in preparing the accompanying consolidated financial statements and related notes are reasonable in light of known facts and circumstances, actual results could differ from those estimates.


(e) INVENTORY           In 1998, inventory was held by SIL and consisted mainly
                        of raw materials and is stated at the lower of cost
                        (first-in, first-out) or market.

(f) REVENUE             The Company's revenues are derived primarily from fixed
    RECOGNITION         price contracts and are recognized using the
                        percentage-of-completion method of contract accounting based on the ratio of incurred costs to total estimated costs. Losses on contracts are recognized when they become known and reasonably estimable. Actual results of contracts may differ from management's estimates and such differences could be material to the consolidated financial statements. Professional fees are billed to customers on either a time and materials basis, a fixed price basis or a per-transaction basis. Time and materials revenues are recognized as services are performed.

                        Billings in excess of costs incurred represent the excess of amounts billed in accordance with the contractual billing terms. At December 31, 1999, billings in excess of costs incurred and estimated earnings was $274,920.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(f) REVENUE             Deferred revenue represents amounts collected from
    RECOGNITION,        customers for services to be provided at a future date.
    CONT'D

(g) DEPRECIATION        Fixed assets are depreciated over their estimated useful
    AND                 lives of three-to-thirty years using the straight-line
    AMORTIZATION        method of accounting.

                        Goodwill and other intangible assets were created upon the acquisition of the Company's subsidiaries. Intangible assets are amortized over their assets' estimated future useful lives on a straight-line basis over three to five years. Goodwill and other intangibles are periodically reviewed for impairment based on an assessment of future operations to ensure they are appropriately valued in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

                        As a result of the disposal of SIL, the goodwill associated with the original acquisition became impaired on December 17, 1999. Loss from the impairment represented the net unamortized goodwill at December 17, 1999, $1,847,667 and is included on discontinued operations. See Note 3(c).

(h) RESEARCH AND        The Company is actively engaged in new product
    DEVELOPMENT         development efforts. Research and development
                        expenditures relating to possible future products are expensed as incurred. Research and development expenses were as follows:

                        DECEMBER 31,                      1999           1998
                        --------------------------------------------------------
                        SpaceDev                      $  61,615       $ 322,269
                        SIL                             506,703         378,652
                        --------------------------------------------------------
                                                      $ 568,318       $ 700,921
                        ========================================================


                        Research and development expenses for SIL are included in discontinued operations for 1999 and 1998.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(i) ADVERTISING         The Company follows the policy of charging the costs of
                        advertising to expense as incurred. Advertising expenses were approximately $9,500 and $1,500 for 1999 and 1998, respectively.

(j) INCOME              Deferred income taxes are recognized for the tax
    TAXES               consequences in future years of differences between the
                        tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in deferred tax assets and liabilities.

(k) NEW                 In 1997, the Financial Accounting Standards Board issued
    ACCOUNTING          Statement of Financial Accounting Standards No. 130,
    STANDARDS           "Reporting Comprehensive Income." This Statement was
                        adopted in 1998. In accordance with the Statement, comprehensive income is presented in the consolidated statements of stockholders' equity.

                        Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instrument and Hedging Activities," established accounting and reporting standards for derivative instruments. The Company has not in the past, nor does it anticipate that it will, engage in transactions involving derivative instruments which will impact the consolidated financial statements.

(l) STOCK-BASED         In October 1995, the Financial Accounting Standards
    COMPENSATION        Board issued Statement of Financial Accounting Standards
                        No. 123, "Accounting for Stock-Based Compensation" (SFAS
                        123). The Company adopted SFAS 123 in 1997. The Company has elected to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) and has provided pro forma disclosures as if the fair value based method prescribed SFAS 123 has been utilized. See
                        Note 8(d).

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


(m) COMMON STOCK        The Company has valued its stock and stock options
    AND STOCK           issued to non- employees at fair value in accordance
    OPTIONS TO          with the accounting prescribed in SFAS 123, which states
    NON-EMPLOYEES       that all transactions in which goods or services are
                        received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

(n) NET LOSS PER        Net loss per common share has been computed on the basis
    COMMON SHARE        of the weighted average number of shares outstanding,
                        according to the rules of Statement of Financial
                        Accounting Standards No. 128, "Earnings per Share."
                        Diluted net loss per share has not been presented as the computation would result in anti-dilution.

(o) FINANCIAL           The Company's financial instruments consist primarily of
    INSTRUMENTS         cash, accounts receivable and notes payable. These
                        financial instruments are stated at their respective carrying values, which approximate their fair values.

(p) FOREIGN             For the foreign subsidiary, assets and liabilities were
    CURRENCY            translated at the current year end exchange rate, equity
                        at the historical rate and income statement items at the weighted average exchange rate for the period. Resulting translation adjustments were made directly to a separate component of stockholders' equity.

(q) SEGMENT             The Company is managed through two reportable segments:
    REPORTING           Space Missions Division (SMD), ISS and SIL. The Space
                        Missions Division is in the process of developing deep space science exploration satellites. Through December
                        31, 1998, this Division had no revenue with outside customers. ISS provides engineering services, launch integration services and space vehicle integration services. SIL developed low-cost satellites and satellite subsystems for use in space. The Company disposed of SIL on December 17, 1999. See Note 3(c). The
                        Company follows the requirement of Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information"
                        ("FAS 131").

2. FIXED ASSETS         Fixed assets consisted of the following:

                        DECEMBER 31,                            1999                   1998
                        -----------------------------------------------------------------------
                        Building and improvements           $ 2,071,437            $         -
                        Furniture and fixtures                   18,442                222,073
                        Computer equipment                      167,650                151,890
                        Leasehold improvements                   68,197                 36,769
                        -----------------------------------------------------------------------
                                                              2,325,726                410,732
                        Less accumulated depreciation
                          and amortization                     (222,400)              (239,964)
                        -----------------------------------------------------------------------
                                                              2,103,326                170,768
                        Construction in progress                      -              1,860,472
                        -----------------------------------------------------------------------
                                                            $ 2,103,326            $ 2,031,240
                        =======================================================================

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

2. FIXED ASSETS,        Depreciation and amortization expense was $110,810 and
   cont'd               $60,807 for the 1999 and  1998, respectively.

3. ACQUISITIONS         All acquisitions have been accounted for using the
                        purchase method of accounting and intangible assets are being amortized using the straight-line method. Initial purchase price includes stock issued at the date of acquisition, direct acquisition costs and any guaranteed future consideration.

(a) ISS On February 7, 1998, the Company issued 2,000,000 shares of restricted common stock and acquired all of the outstanding shares of common stock of Integrated Space Systems, Inc. ("ISS"). ISS provides engineering and technical services related to space-based systems, primarily launch vehicle integration. The fair value of the shares issued was $1.8125 per share, calculated using the average daily closing prices for a period surrounding the acquisition date. The acquisition price was not reduced for the Rule 144 restrictions on the shares of common stock. The total purchase price was valued at $3,625,000. The calculated purchase price in excess of the approximately $164,000 of net assets acquired was capitalized as goodwill and will be amortized over sixty months.

                        Goodwill from the ISS acquisition consisted of the following:

                        DECEMBER 31,                              1999                 1998
                        -----------------------------------------------------------------------
                        Goodwill                             $  3,461,000          $ 3,461,000
                        Less accumulated amortization          (1,326,717)            (634,517)
                        -----------------------------------------------------------------------
                                                             $  2,134,283          $ 2,826,483
                        =======================================================================

                        Amortization expense was $692,200 and $634,517 for 1999 and 1998, respectively.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b) AMROC               On August 14, 1998, the Company entered the Agreement
                        for License and Purchase of Technology (AMROC) with an unrelated individual. The technology acquired was hybrid rocket technology that will be used in the future operations of the Company. Upon execution of the Agreement, the Company issued the seller a warrant to purchase 25,000 shares of restricted common stock at a strike price equal to 50 percent of the market price of the common stock on the issuance date. For the three years following the Agreement date, the seller will receive warrants to purchase the greater of 25,000 shares of restricted common stock or a number of shares to be determined based on revenue generated from the acquired technology. In the fourth year following the Agreement date, the seller will receive a warrant to purchase a number of shares based on the amount of revenue generated from the acquired technology. Under the terms of the Agreement, the minimum number shares to be issued is 100,000 and the maximum number of shares is 3,000,000 with $6,000,000 in recognized value, which is the difference between the strike price and market value of the underlying stock.

                        The Company valued the warrants using the fair value method as prescribed by SFAS 123. Under this method, the Company used the risk-free interest rate at the date of grant, the expected volatility of the stock, the expected dividend yield on the stock and the expected life of the warrants to determine the fair value of the warrants. The risk-free rate of interest used to value the initial issuance was 5.4 percent, a zero percent dividend yield was assumed and the expected life of the warrants was five years from the date of issuance. This calculation resulted in a fair value of $24,500 and was used as the value of the intangible assets acquired. On August 14, 1999, the Company issued warrants to purchase 25,000 shares of restricted common stock with fair value of $40,250 using the same valuation method. This amount was capitalized as an additional acquisition of intangible assets and will be amortized over the remaining four years of the estimated useful life of the assets. All warrants are immediately exercisable after issuance and expire on the fifth anniversary of their issuance. No value is given to the future issuance of warrants as the strike price is unknown at this time.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b) AMROC, CONT'D       Other intangible assets consisted of the following:

                        DECEMBER 31,                                    1999                 1998
                        ----------------------------------------------------------------------------
                        Other intangibles                         $     64,750         $     24,500
                        Less accumulated amortization                  (16,801)              (1,838)
                        ----------------------------------------------------------------------------
                                                                  $     47,949         $     22,662
                        ============================================================================


                        Amortization expense was $14,963 and $1,838 for 1999 and 1998, respectively.

(c) SIL On October 1, 1998, the Company issued 1,000,000 shares of restricted common stock and acquired all of the outstanding shares of common stock of Space Innovations Limited ("SIL"). SIL develops low-cost satellites and satellite subsystems for use in space. The fair value of the shares issued was $1.75 per share and was calculated using the average daily closing prices for a period surrounding the acquisition date. The acquisition price was not reduced for the Rule 144 restrictions on the shares of common stock. The total purchase price was valued at $3,100,000, including approximately $350,000 of liabilities in excess of the value of assets acquired. Also included in the total goodwill was an acquisition price payable of $1,000,000. To satisfy the payable, the Company was to issue $1,000,000 of restricted common stock to the former shareholders of SIL in four equal semi- annual installments. The fair market value of the common stock at specified dates would be used to determine the number of shares to be issued. The resulting goodwill amount was to be amortized over sixty months.

                        Goodwill from the SIL acquisition consisted of the following:

                        DECEMBER 31,                              1999               1998
                        ----------------------------------------------------------------------
                        Goodwill                                $    -            $3,100,000
                        Less accumulated amortization                -              (258,333)
                        ----------------------------------------------------------------------
                                                                $    -            $2,841,667
                        ======================================================================


                        Amortization expense was $994,000 and $258,333 for 1999 and 1998, respectively.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(c) SIL, CONT'D         Included in the acquisition agreement and under the
                        Company's Revenue and Profit Incentive Stock Option Plan and the Profit Sharing Stock Issuance Plan, the former stockholders of SIL also received options to purchase up to 500,000 additional shares of the Company's common stock at a price to be determined in the year of grant should certain future events occur in each of the next three years. During 1998, 100,000 options expired as the qualifying events did not occur. Effective December 17, 1999, all remaining unexpired options were cancelled.

                        The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and its subsidiaries, ISS and SIL, as if the acquisitions had occurred on January 1, 1998,, with pro forma adjustments to give effect to amortization of goodwill and other intangible assets and certain other adjustments:

                        (IN THOUSANDS, EXCEPT EARNING PER SHARE AMOUNTS)
                        PERIOD ENDED DECEMBER 31, 1998
                        --------------------------------------------------------

                        Net sales                                $  3,765
                        Net losses                               $ (3,282)
                        Basic net loss per share                 $   (.69)
                        ========================================================

                        On December 17, 1999, the Company's Board of Directors entered into a Mutual Release and Rescission of Agreement ("Release Agreement") to rescind the original acquisition of SIL, effective October 1, 1998. Subsequent to SIL's acquisition and prior to December 17, 1999, the accounts of SIL were included in the consolidated financial statements of the Company. The results of operations of SIL are presented as discontinued operations net of income taxes in the consolidated statements of operations.

                        The Release Agreement resulted in the retirement of the 1,000,000 shares of the Company common stock which had been issued to the former shareholders of SIL, the cancellation of all outstanding options for Company stock and the expiration of the acquisition price payable. The transaction was recorded as a purchase of treasury stock. In accordance with Accounting Principles Board Opinion No. 26, "Early Extinguishment of Debt", the gain created by the transaction with a related party was recorded as an addition to stockholders' equity. Therefore, $1,506,322 was recorded as an increase in the Company's additional paid-in-capital on December 17, 1999.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(c) SIL, CONT'D         The Company remains a guarantor on a bank loan used to
                        finance SIL's operations. Under terms of the Release
                        Agreement, SIL agreed to apply 25 percent of the proceeds from each payment received on a specific contract until the bank loan is paid in full. Once the loan has been paid in full, the loan agreement will be terminated, releasing the Company's guarantor obligation.

4.  LINE OF             In November 1998, the Company (through ISS) obtained a
    CREDIT              bank line of credit in the amount of $250,000 which
                        matured in November 1999 and was renewed for one year.
                        At December 31, 1999 and 1998, $241,415 and $100,000,
                        respectively, was outstanding on the line of credit.

                        The line of credit was secured by all of the assets of ISS. The line is also guaranteed by SPACEDEV and a major stockholder. The interest rate under the line of credit is prime (8.5 percent at December 31, 1999) plus 2.0 percent.

5.  NOTES
    PAYABLE

(a) BUILDING            On December 21, 1998, the Company borrowed $1,300,000
    NOTES               from a lender to finance the purchase of its facility in
                        Poway, California. The note called for monthly payments and a balloon payment on December 21, 1999. The note accrued interest at 13 percent. Upon its maturity, the note continued on a month-to-month basis until it was paid in full on February 23, 2000.

                        On February 23, 2000, the Company signed a $1,330,000 note with a new lender to refinance the aforementioned debt. The note calls for 300 monthly payments of $12,091, which include principal and interest at the bank's prime rate (8.75% at February 23, 2000) plus 1.5 percent. The note matures on March 1, 2025.

                        In December 1998, the president of the Company entered into a $500,000 loan agreement with another lender to finance additional costs of its new facility. This liability was assigned to the Company and called for 59 monthly interest payments at 12.23 percent and a balloon payment of $505,000, including interest, on December 17, 2003.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(a) BUILDING            In 1999, the Company entered into a second loan
    NOTES, CONT'D       agreement with the lender. The $460,000 loan called for
                        59 monthly interest payments at 10.5 percent and a balloon payment of $464,000, including interest in March
                        2004.

(b) RELATED             The Company had notes payable to a stockholder and a
    PARTIES             former key employee at December 31, 1999 and 1998. The
                        balances were $718,002 and $237,000, respectively, with interest between 4 percent and 12 percent. The notes, due in March 1999, were converted to demand notes. As part of a Separation and Release Agreement with the former key employee, $70,000 of principal and accrued interest will be paid in monthly installments through July 2000.

                        Interest expense on these notes was $67,331 and $5,152 for 1999 and 1998, respectively.

                        Future minimum principal payments on all notes payable including the new note payable are as follows:

                        YEAR ENDED DECEMBER 31,
                        -------------------------------------------------------
                              2000                        $   725,202
                              2001                             12,736
                              2002                             14,111
                              2003                            515,634
                              2004                            475,861
                              Thereafter                    1,263,379
                        -------------------------------------------------------
                                                          $ 3,006,923
                        =======================================================


6.  INCOME              Deferred income taxes are provided for temporary
    TAXES               differences in recognizing certain income and expense
                        items for financial and tax reporting purposes. The deferred tax asset of $1,892,000 and $950,000 as of December 31, 1999 and 1998, respectively, consisted primarily of the income tax benefits from net operating loss carryforwards, amortization of goodwill and research and development credits. A valuation allowance has been recorded to fully offset the deferred tax asset as it is more likely than not that the assets will not be utilized. The valuation allowance increased approximately $942,000 in the 1999 from $950,000 at December 31, 1998 to $1,892,000 at December 31, 1999.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

6.  INCOME              At December 31, 1999, the Company has federal and state
    TAXES, cont'd       tax net operating loss carryforwards of approximately
                        $3,708,000 and $1,854,000, respectively.. The federal and state tax loss carryforwards will expire through 2019, unless previously utilized.

                        A reconciliation of the statutory income tax rates and the Company's effective tax rate is as follows:

                        YEAR ENDED DECEMBER 31,                                     1999          1998
                        ------------------------------------------------------------------------------------
                        Statutory U.S. federal rate                                  34%           34%
                        State income taxes - net of federal benefit                   5%            5%
                        Net operating loss for which no tax
                        benefit is currently available                              (39%)         (39%)
                        ------------------------------------------------------------------------------------
                                                                                      -             -
                        ====================================================================================

                        The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities consist of the following:

                        DECEMBER 31,                                    1999               1998
                        ----------------------------------------------------------------------------
                        Deferred tax assets:
                        Net operating loss carryforwards            $ 1,425,000          $ 688,000
                        Temporary differences                           425,000            220,000
                        Research and development credits                 42,000             42,000
                        ----------------------------------------------------------------------------
                        Gross deferred tax assets                     1,892,000            950,000
                        Valuation allowance                          (1,892,000)          (950,000)
                        ----------------------------------------------------------------------------
                                                                    $         -          $       -
                        ============================================================================


7.  EMPLOYEE
    BENEFIT PLAN

(a) PROFIT SHARING      During 1997, the Company adopted a 401(k) retirement
    401(k) PLAN         savings plan for its U.S. employees which allows each
                        eligible employee to voluntarily make pre-tax salary contributions up to 15 percent of their compensation.
                        The Company may elect to make a matching contribution.
                        The total Company contribution and participant salary reduction may not exceed 25 percent of the compensation of eligible participants. During 1999 and 1998, the Company did not contribute to the Plan.

(b) INCENTIVE STOCK     The Company implemented an Incentive Stock Option Plan
    OPTION AND          as well as an Employee Stock Purchase Plan.
    EMPLOYEE STOCK
    PURCHASE PLANS

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

8.  STOCKHOLDERS'
    EQUITY

(a) REDEEMABLE          On November 4, 1997, 82,450 shares of $.001 par value
    PREFERRED STOCK     redeemable preferred stock were issued to SD Holdings,
                        LLC in exchange for 8,245,000 shares of the Company (see
                        Note 1(a)). Each share of redeemable preferred stock was convertible, at the option of the holder, into 100 shares of common stock. The conversion ratio was subject to certain anti-dilution adjustments, and the holder of each share of preferred stock was entitled to one vote for each share of common stock into which it would convert. These shares were converted into 8,245,000 shares of common stock on May 11, 1999.

(b) COMMON              The Company entered into agreements with sales, investor
    STOCK               relations and public relations firms to perform services
                        for the Company. In connection with these agreements, the Company issued 40,656 and 92,190 shares of its common stock and recorded expense of approximately
                        $179,000 and $190,000 for 1999 and 1998, respectively.
                        The fair value of the shares issued was calculated using the average closing price surrounding the issuance dates.

                        In 1998, the Company's Chief Executive Officer, James W. Benson, purchased 348,000 shares of the Company's common stock at a per share price of $0.50 pursuant to Section 4(2) of the Securities Act. The company recorded compensation expense of $126,000 in the consolidated statement of operations. The fair value of the shares issued was calculated using the average closing price surrounding the issuance dates.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b) COMMON              On August 3, 1998, the Company entered into a one-year
    STOCK, CONT'D       employment agreement with a key employee. The agreement
                        automatically renews until terminated in accordance with the agreement As part of the employment agreement, the Company approved additional compensation through the issuance of shares of common stock up to 60,000 shares of the Company's $.0001 par value restricted common stock.

                        On August 3, 1998, the Company issued 5,000 shares as a signing bonus. The fair value of $8,750 was recorded as compensation expenses. The fair value of the shares issued was calculated using the average closing price surrounding the issuance dates.

                        The additional shares are subject to the following conditions as amended on January 20, 2000 to the following:

                        Number
                        of shares                  Issuing Conditions
                        --------------------------------------------------------
                          5,000   Currently issued
                          5,000   Per year commencing at the end of the second
                                     year of employment and 5,000 for each
                                     additional year of employment
                         10,000   Successful completion of first lunar or
                                  deep-space craft
                         15,000   Launching of first lunar or deep-space mission
                         25,000   Successful completion of first lunar or
                                  deep-space mission
                        ========================================================


                        During 1999, the Company issued 622,403 shares of its Common Stock, priced at an average of $1.02 per share for a total amount of $637,750.

                        During 1998, the Company issued 546,546 shares of its Common Stock, priced at an average of $1.03 per share for a total amount of $564,934.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b) COMMON              On August 26, 1999, the Colorado Securities Division
    STOCK, CONT'D       made effective the Company's registration statement on
                        Form U-7 for offers and sales to Colorado residents. The offering is for an aggregate amount of $350,000 in units of the Company's $.0001 par value common stock and re-pricing warrants. Following closing on the first
                        $350,000 in units, the Company filed a post-effective amendment to the Form U-7 registration statement to raise the aggregate amount of the offering to $730,000.
                        The post-effective amendment was made effective on October 13, 1999. The Company sold $10,000 in units pursuant to the post-effective amendment for an approximate price of $0.83 per share. The Company made a decision to close this offering in December 1999.

(c) WARRANTS            On August 14, 1999 and 1998, the Company issued warrants
                        to purchase 25,000 shares of common stock at 50 percent of their fair market value on the date of issuance, in return for the exclusive royalty free right to use, sell and apply patents and other technology developed by an individual (see Note 3(b)). The individual will receive warrants to purchase a minimum of 50,000 additional shares and a maximum of 3,000,000 shares of common stock at 50 percent of the fair market value on the date of issuance. The number of shares varies with revenue generated by the technology on specific dates. At
                        December 31, 1999, the unissued warrants were not recorded as the future strike price of the warrants cannot be estimated.

(d) STOCK OPTIONS       On October 22, 1997, the Company entered into three
                        agreements to grant options to purchase common stock restricted under Securities Exchange Commission Rule 144 in consideration for consulting services. The options were granted for a total of 573,150 shares of the Company's $.0001 par value common stock with an exercise price of $.07 per share. All of the options were exercisable at December 31, 1997 and each option was to expire on October 21, 2002. Based on the use of the Black-Scholes option pricing model, the fair value of the stock options issued for these services was $221,333. As a result, the Company recognized $221,333 of consulting expense in 1997 related to the issuance of the common stock options. All of the options were exercised in 1998.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(d) STOCK OPTIONS,      On November 21, 1997, the Company entered into a
    CONT'D              five-year employment agreement with its president. As
                        part of the employment agreement, the Company granted options to the president to purchase up to 2,500,000 shares of the Company's $.0001 par value restricted common stock. The options are subject to the following vesting conditions which were amended on January 21, 2000 at the exercise prices set forth:

                                                                                             Exercise
                        Number                                                               price per
                        of shares            Vesting Conditions                                share
                        -------------------------------------------------------------------------------
                        500,000     Currently vested                                             $1.00
                        500,000     Obtaining $5,500,000 additional equity capital               $1.50
                        500,000     Financing and executing a definitive space launch
                                    agreement                                                    $2.00
                        500,000     Launching of first lunar or deep-space mission               $2.50
                        500,000     Successful completion of first lunar or deep-space
                                    mission                                                      $3.00
                        ===============================================================================

                        All options expire 60 months from date of amendment.

                        In accordance with APB 25, the Company recognized $500,000 of compensation expense and $250,000 of deferred compensation in 1998. The options are subject to vesting conditions and have exercise prices between $1.50 and $3.00 per share.

                        During 1998, the Company granted options to three key employees to purchase up to 300,000 shares of restricted common stock with exercise prices between $1.50 and $3.50 per share.

                                                                                                Exercise
                        Number                                                                 price per
                        of shares                 Vesting Conditions                             share
                        -----------------------------------------------------------------------------------
                          60,000     Successful completion of the first space craft               $1.00
                          60,000     Upon ISS generating $750,000 in pre-tax profits              $1.50
                          60,000     Upon launch of the first space craft                         $2.00
                          60,000     Upon rendezvous of space craft with NEAP target              $2.50
                          60,000     Upon reaching 17% profit for two years                       $3.00
                        ===================================================================================

                        All options expire 60 months from the date of issuance.

                        On November 1, 1999, the Company (through ISS) entered into an employment agreement with its Chief Financial Officer (the "CFO"). The agreement automatically renews for one-year periods until terminated by written notice of either the Company or the CFO. In addition to annual salary levels, the agreement allows the CFO to participate in the Company's Incentive Stock Option Plan (the "ISO Plan") and qualify for stock option bonuses based on certain events occurring.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                        Under the terms of the employment agreement with ISS, SpaceDev, as the parent corporation, agreed to grant stock options to purchase 250,000 shares of the Company's common stock pursuant to the Company's Stock Option Plan upon execution of the employment agreement. These options began vesting three months after the date of grant. On February 1, 2000, the Company issued options to purchase an additional 250,000 shares of common stock at a per share price of $1.44 (the then fair market value) pursuant to the agreement. The CFO will receive additional options to purchase 500,000 stock options shares at a rate of 250,000 per quarter during the remainder of his first year of employment with ISS. Additionally, the Company agreed to issue non-qualified stock options to purchase up to 200,000 common shares, which will vest upon ISS raising and acquiring a minimum equity financing of $10,000,000, with options to purchase 20,000 common shares for each $1,000,000 of equity financing obtained. All options will be exercisable at the fair market value of the common stock on the date the option was granted.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(d) STOCK OPTIONS,      The following summarizes stock option activity related
    CONT'D              to all Plans:


                                                                                     Weighted
                                                                Options               Average
                                                            Outstanding       Exercise Prices
                        --------------------------------------------------------------------------
                        Balance at December 31, 1997          3,073,150                 $1.64
                            Granted                             800,000                 $1.88
                            Exercised                          (573,150)                 $.07
                            Expired                            (100,000)                $1.50
                        --------------------------------------------------------------------------

                        Balance at December 31, 1998          3,200,000                 $1.98
                            Granted                             450,000                 $1.34
                            Exercised                                 -                     -
                            Expired                            (400,000)                $1.50
                        --------------------------------------------------------------------------

                        Balance at December 31, 1999          3,250,000                 $1.19
                        ==========================================================================

                        The weighted average fair value of options granted to employees under the Plan during the years ended December 31, 1999, and 1998 was $1.34 and $1.88, respectively. At
                        December 31, 1999 and 1998, there were 3,250,000 and 3,200,000 options exercisable at a weighted average exercise price of $1.19 and $1.98, respectively. The weighted average remaining life of outstanding options under the Plan at December 31, 1999 was 3.31 years.

                        There were 500,000 and 500,000 exercisable options outstanding at December 31, 1999 and 1998, respectively.

                            Range of                        Weighted-Average       Number of     Weighted-Average
                            Exercise         Number of           Remaining           Shares        Exercisable
                             Price            Shares         Contractual Life      Exercisable         Price
                                            Outstanding    of Shares Outstanding
                         ----------------------------------------------------------------------------------------
                          $1.00-1.99          1,510,000         3.64 years           500,000            $1.29
                          $2.00-2.99          1,120,000         3.10 years                 -            $2.25
                          $3.00-3.50            620,000         3.19 years                 -            $3.05
                          ---------------------------------------------------------------------------------------
                          $1.34               3,250,000         3.31 years           500,000            $1.19
                          =======================================================================================

                        As of December 31, 1999, the Company had warrants outstanding that allow the holder to purchase up to 25,000 shares of common stock at $.88 per share and 25,000 at $.94 per share. The warrants may be exercised any time within five years of issuance.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


(d) STOCK OPTIONS,      The Company has elected to account for its stock-based
    CONT'D              compensation plans under APB 25. However, the Company
                        has computed, for pro forma disclosure purposes, the value of all options granted during 1999 and 1998 using the minimum value method as prescribed by SFAS 123.
                        Under this method, the Company used the risk-free interest rate at date of grant, the expected volatility, the expected dividend yield and the expected life of the options to determine the fair value of options granted.
                        The risk-free interest rates ranged from 5.4 percent to
                        6.0 percent; expected volatility of 118% and the dividend yield was assumed to be zero, and the expected life of the options was assumed to be three to five years based on the average vesting period of options granted.

                        If the Company had accounted for these options in accordance with SFAS 123, the total value of options granted during 1999 and 1998 would be amortized on a pro forma basis over the vesting period of the options. Thus, the Company's consolidated net loss would have increased as reflected as follows:


                         YEARS ENDED DECEMBER 31,                         1999                  1998
                         -------------------------------------------------------------------------------
                         Net loss:
                           As reported                                $(5,907,315)          $(1,909,642)
                           Pro forma                                  $(5,944,808)          $(1,909,642)
                         -------------------------------------------------------------------------------
                         Loss per share                               $      (.56)          $      (.47)
                         ===============================================================================


9.  COMMITMENTS
    AND
    CONTINGENCIES

    CAPITAL             The Company leases certain equipment under
    LEASES              non-cancelable capital leases, which are included in
                        fixed assets as follows:

                        DECEMBER 31,                              1999             1998
                        -------------------------------------------------------------------

                        Computer equipment                     $ 68,197         $ 39,000
                        Less accumulated depreciation           (34,572)         (29,000)
                        -------------------------------------------------------------------
                                                                 33,625         $ 10,000
                        ===================================================================

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


CAPITAL LEASES,         Depreciation expense related to these capitalized leases
CONT'D                  was approximately $4,600 and $14,000 during 1999 and
                        1998, respectively.

                        Future minimum lease payments are as follows:

                        YEAR ENDING DECEMBER 31,
                        ------------------------------------------------------------------
                              2000                                            $  14,649
                              2001                                               12,541
                              2002                                                8,777
                        ------------------------------------------------------------------
                        Total minimum lease payments                             35,967
                        Amount representing interest                             (6,860)
                        ------------------------------------------------------------------
                        Present value of minimum lease payments               $  29,107
                        ==================================================================

                        Total obligation                                      $  29,107
                        Less current portion                                    (11,135)
                        ------------------------------------------------------------------
                        Long-term portion                                     $  17,972
                        ==================================================================


10. CONCENTRATIONS

(a) CREDIT RISK         The Company maintains cash balances at various financial
                        institutions primarily located in San Diego. Accounts at these institutions are secured by the Federal Deposit
                        Insurance Corporation up to $100,000. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

(b) CUSTOMER            During 1999 and 1998, the Company had two major
                        customers that accounted for sales of approximately
                        $570,000 and $1,142,000 or 48% and 55% of consolidated
                        revenue. At December 31, 1999 and 1998, the amount receivable from these customers was approximately
                        $87,000 and $122,000, respectively.

(c) CONTRACT            In November 1999, the Space Missions Division was
                        awarded a $4,995,868 million turnkey mission contract by the Space Sciences Laboratory (SSL) at University of
                        California, Berkeley (UCB). This contract represents 7.9 percent of the Company's revenue in 1999.

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

11. OPERATING           The Company's operating structure included two and three
    SEGMENTS            operating segments for 1999 and 1998, respectively.

(a) SEGMENT             The Company has three reportable segments: Space
    PRODUCTS AND        Missions Division (SMD), ISS and SIL. The Space Missions
    SERVICES            Division is in the process of developing deep space
                        science exploration satellites. Through December 31, 1998, this Division had no revenue with outside customers. ISS provides engineering services, launch integration services and space vehicle integration services. SIL developed low-cost satellites and satellite subsystems for use in space. The Company disposed of SIL on December 17, 1999. See Note 3(c).

                        The following is a summary of operating results and assets by segment

                        FOR THE YEAR ENDED DECEMBER 31, 1999
                        ----------------------------------------------------------------------------------------
                        (IN THOUSANDS)                            ISS          SIL           SMD        Total
                        ----------------------------------------------------------------------------------------
                        Net revenue from external
                          Customers                           $   1,008     $      -     $     83     $  1,091
                        Intersegment revenues                        71           33            -          104
                        Depreciation and
                          Amortization expense                      (40)           -         (707)        (747)
                        Discontinued operations                       -       (3,347)           -       (3,347)
                        Segment loss                          $    (113)    $ (3,347)    $  (2,447)   $ (5,907)
                                                             ====================================================

                        Total segment assets                  $     475     $      -     $   4,630    $  5,105
                        Less intersegment assets                   (160)           -          (183)       (343)
                                                             ----------------------------------------------------
                        Net segment assets                    $     315     $      -     $   4,447    $  4,762
                                                             ====================================================


                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


(a) SEGMENT
    PRODUCTS AND
    SERVICES, CONT'D

                        FOR THE YEAR ENDED DECEMBER 31, 1998
                        -----------------------------------------------------------------------------------------
                        (IN THOUSANDS)                           ISS          SIL           SMD        Total
                        -----------------------------------------------------------------------------------------
                        Net revenue from external
                          customers                          $    1,340   $        -   $        -   $    1,340
                        Depreciation and
                          amortization expense                      (44)           -         (639)        (683)
                        Other segment expenses                   (1,256)        (644)      (1,141)      (3,041)
                        Discontinued operations                       -         (171)           -         (171)
                                                             ----------------------------------------------------
                        Segment profit (loss)                $       40   $       88   $   (2,038)  $   (1,910)
                                                             ====================================================

                        SIL operations are presented in discontinued operations.

                        Total segment assets                 $      575   $    1,765   $    7,676   $   10,016
                        Less intersegment assets                   (273)           -          (80)        (353)
                                                             ----------------------------------------------------
                        Net segment assets                   $      302   $    1,765   $    7,596   $    9,663
                                                             ====================================================

                        Geographic Information:
                          Revenue
                        -----------------------------------------------------------------------------------------
                           United States                     $    1,340   $        -   $        -   $    1,340
                           Europe                                     -          753            -          753
                                                             ----------------------------------------------------
                                                             $    1,340   $      753   $        -   $    2,093
                                                             ====================================================

                          Assets
                        -----------------------------------------------------------------------------------------
                           United States                     $      302   $        -   $    7,596   $    7,898
                           Europe                                     -        1,765            -        1,765
                                                             ----------------------------------------------------
                                                             $      302   $    1,765   $    7,596   $    9,663
                                                             ====================================================

                                                                  SPACEDEV, INC.
                                                                  AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(b) METHOD OF           Management evaluates the performance of its operating
    DETERMNING          segments separately to individually monitor the
    SEGMENT PROFIT      different factors affecting financial performance.
    OR LOSS             Segment profit or loss includes substantially all of the
                        segment's costs of production, distribution and administration. The Company manages income taxes on a global basis. Thus, management evaluates segment performance based on profit or loss before income taxes, exclusive of any significant gains or losses on the disposition of investments or other assets. The Company typically manages and evaluates equity investments and related income or loss on a segment level.

12. SETTLEMENT          In August 1998, the U.S. Securities and Exchange
    WITH U.S.           Commission (SEC) alleged that the Company and its
    SECURITIES AND      chairman made statements on the Internet regarding
    EXCHANGE            revenue and earnings estimates without a reasonable
    COMMISSION          basis and also misrepresented a financing agreement it
                        had with a broker-dealer.

                        During April 1999, the Company and its chairman agreed to settle the SEC's charges. Neither party paid any fines. Under the settlement, the Company neither admitted nor denied wrongdoing. The Company and its chairman agreed to be subject to stiffer sanctions for any future violations.

13. SUBSEQUENT          In January 2000, the Company entered employment
    EVENT               agreements with a key employee. The agreements can be
                        terminated by the employees or the Company under certain circumstances. The agreements also include stock options contingent on future events as well as grants under the Company's Incentive Stock Option Plan.


                        In February 2000, the Company renegotiated employment agreements with two key employees. The changes associated with these agreements were to change the "NEAP" milestone to "first spacecraft".

                            INTEGRATED SPACE SYSTEMS
                                 PROFIT AND LOSS
                       JANUARY 1 THROUGH FEBRUARY 6, 1998

                                                             Jan 1 - Feb 6, '98
                                                             ------------------

Ordinary Income/Expense
    Income
       GDE                                                            -9,380.00
       ILS                                                            26,891.87
       Ketema                                                         11,210.63
       Lockheed - Michoud                                            -14,341.00
       Lockheed-Martin                                               130,988.55
       TRA                                                             5,266.56
                                                                 ---------------
    Total income                                                     150,636.61

    Expense
       Amortization Expense                                               29.17
       Bank Service Charges                                               25.00
       Books & Information Matl                                          161.57
       Depreciation Expense
           Capital Lease                                    1,249.00
           Computer & Network Equipment                     2,792.52
           Office Furniture                                   219.52
                                                      ---------------
       Total Depreciation Expense                                      4,261.04

       Fringe Benefits                                      5,412.60
           Holiday
           Medical Costs
              Allowance Benefit                1,650.22
              Medical                          4,119.27
                                         ---------------
           Total Medical Costs                              5,769.49

           Payroll Taxes
              ETT                                158.72
              FICA                            14,390.98
              FUI                              1,247.46
              SUI                              5,298.59
                                         ---------------

           Total Payroll Taxes                             21,095.75

           Sick / Other                                     3,051.70
           Vacation                                         3,641.78
           Work Comp                                        1,324.49
                                                      ---------------
       Total Fringe Benefits                                          40,295.81

       Insurance
           Liability Insurance                               -671.25
                                                      ---------------
       Total Insurance                                                  -671.25

       Interest Expense
           Finance Charge                                     417.92
           Internet Expense - Leases                           61.56
           Interest Expense - LOC                             592.24
           Loans Payable                                      336.92
                                                      ---------------

       Total Internet Expense                                          1,408.64

       Labor
           Direct Labor
             DL - GDE                          5,500.04
             DL - Ketema                       4,309.91
             DL - Lockheed Martin             87,654.44
             DL - NEAP                         3,875.01
             DL - TRA                          1,789.33
                                         ---------------

           Total Direct Labor                             103,128.73

           Indirect Labor                                  40,922.84
           Project Consultant Diff.                         4,864.10
                                                      ---------------
       Total Labor                                                   148,915.67

       Late Charges                                                       98.82
       Lease
           Copier Lease                                       159.53
                                                      ---------------

                            INTEGRATED SPACE SYSTEMS
                                 PROFIT AND LOSS
                       JANUARY 1 THROUGH FEBRUARY 6, 1998

                                                             Jan 1 - Feb 6, '98
                                                             ------------------

       Total Lease                                                       159.53

       Miscellaneous                                                     185.56
       Network Expense                                                   952.70
       Office Supplies                                                    61.50
       Outside Service
           Payroll Expenses                                 1,349.51
                                                      ---------------
       Total Outside Services                                          1,349.51

       Postage and Delivery                                               27.00
       Printing and Reproduction
           Reproduction                                         0.00
                                                      ---------------
       Total Printing and Reproduction                                     0.00

       Rent
           Office Space                                     3,815.60
           Other                                                0.00
                                                      ---------------
       Total Rent                                                      3,815.60

       Telephone                                                       1,413.40
       Travel & Ent
           Direct Travel
              Direct Travel - LM                 851.48
              Off-Site Travel (Vandenberg)       800.00
              Travel - ILS                       800.00
                                         ---------------
           Total Direct Travel                              2,451.48

           Entertainment                                        0.00
           Indirect Travel                                    174.95
           Inter-plant Travel                                  55.18
           Meals                                               59.65
           Travel - SpaceDev                                  385.95
                                                      ---------------
       Total Travel & Ent                                              3,127.21
                                                                 ---------------
    Total Expense                                                    205,616.48
                                                                 ---------------
Net Ordinary income                                                  -54,979.87
                                                                 ---------------
Net Income                                                           -54,979.87
                                                                 ===============

                              INTEGRATED SPACE SYSTEMS
                                   BALANCE SHEET
                               AS AT FEBRUARY 6, 1998

                                                                   Feb 6, '98
                                                                 ---------------
ASSETS
  Current Assets
     Checking/Savings
        Bank of Commerce                                               1,219.51
        Bank of Southern Calif                                        21,730.32
                                                                 ---------------
     Total Checking/Savings                                           22,949.83

     Accounts Receivable
        A/R - SpaceDev.                                                3,593.41
        Accounts Receivable                                          162,128.15
        Accounts Receivable - Unbilled                                35,244.00
                                                                 ---------------
     Total Accounts Receivable                                       200,965.56

     Other Current Assets
        Prepaid Expenses                                               2,737.00
                                                                 ---------------
     Total Other Current Assets                                        2,737.00
                                                                 ---------------
  Total Current Assets                                               226,652.39

  Fixed Assets
     Computer Equipment
        Depreciation                                      -49,181.65
        Original Cost                                       1,455.15
        Computer Equipment - Other                        123,369.59
                                                      ---------------
     Total Computer Equipment                                         75,643.09

     Equipment under Capital Lease
        Depreciation - Capital Lease                      -12,367.00
        Equipment under Capital Lease - Other              32,288.00
                                                      ---------------
     Total Equipment under Capital Lease                              19,921.00

     Office Furniture
        Depreciation                                       -4,337.17
        Original Cost                                       3,400.00
        Office Furniture - Other                            9,771.46
                                                      ---------------
     Total Office Furniture                                            8,834.29

     Organization Costs
        Depreciation                                       -1,123.04
        Original Cost                                       1,750.00
                                                      ---------------
     Total Organization Costs                                            626.96
                                                                 ---------------
  Total Fixed Assets                                                 105,025.34

  Other Assets
     Employee Loan                                                    15,333.79
                                                                 ---------------
  Total Other Assets                                                  15,333.79
                                                                 ---------------
TOTAL ASSETS                                                         347,011.52
                                                                 ===============

LIABILITIES & EQUITY
  Liabilities
     Current Liabilities
        Accounts Payable
           Accounts Payable                                            9,849.19
                                                                 ---------------
        Total Accounts Payable                                         9,849.19

        Other Current Liabilities
           Bank One LOC                                                  208.49
           Capital Lease Debt - L/T                                   10,325.00
           Capital Lease Debt - S/T                                   10,577.19
           FNB - Cap Line                                             25,000.00
           Interest Payable                                            3,706.12
           Payroll                                                    44,449.24
           Short Term Loan
              Short Term Loan - Smith                      62,000.00
                                                      ---------------

                              INTEGRATED SPACE SYSTEMS
                                   BALANCE SHEET
                               AS AT FEBRUARY 6, 1998

                                                                   Feb 6, '98
                                                                 ---------------
              Total Short Term Loan                                   62,000.00

              Vacations Payable                                        5,091.30
                                                                 ---------------
           Total Other Current Liabilities                           161,357.34
                                                                 ---------------

        Total Current Liabilities                                    171,206.53

        Long Term Liabilities
           Mike Veno                                                   5,000.00
           Teresa Macklin                                              1,967.56
           Wes Dreyer                                                  4,000.00
                                                                 ---------------
        Total Long Term Liabilities                                   10,967.56
                                                                 ---------------
     Total Liabilities                                               182,174.09

     Equity
        Capital Stock                                                 18,000.00
        Opening Bal Equity                                            -3,696.80
        Retained Earnings                                            205,514.10
        Net Income                                                   -54,979.87
                                                                 ---------------
     Total Equity                                                    164,837.43
                                                                 ---------------
TOTAL LIABILITIES & EQUITY                                           347,011.52
                                                                 ===============

                              ARTHUR ANDERSEN LLP





                         INTEGRATED SPACE SYSTEMS, INC.

                         FINANCIAL STATEMENTS
                         AS OF DECEMBER 31, 1997
                         TOGETHER WITH AUDITORS' REPORT

                               ARTHUR ANDERSEN LLP


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------




To the Shareholders and Board of Directors of Integrated Space Systems, Inc.:

We have audited the accompanying balance Sheet of INTEGRATED SPACE SYSTEMS, INC. (a California corporation) as of December 31, 1997, and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted out audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Space Systems, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                        /s/ Arthur Andersen LLP

                                        ARTHUR ANDERSEN LLP

San Diego, California
May 1, 1998

                         INTEGRATED SPACE SYSTEMS, INC.
                         ------------------------------

                                 BALANCE SHEET
                                 -------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                                     ASSETS
                                     ------

CURRENT ASSETS:
  Cash                                                             $     13,199
  Accounts receivable:
     Billed                                                             254,026
     Unbilled                                                            44,076
  Prepaid expenses and other                                              2,431
                                                                   -------------
           Total current assets                                         313,732
                                                                   -------------

PROPERTY AND EQUIPMENT, at cost:
  Computer equipment                                                    124,825
  Furniture and fixtures                                                 13,171
  Equipment under capital leases                                         32,288
                                                                   -------------
                                                                        170,284
Less: accumulated depreciation and amortization                         (61,625)
                                                                   -------------
                                                                        108,659
                                                                   -------------
OTHER ASSETS                                                             16,888
                                                                   -------------
           Total assets                                            $    439,279
                                                                   =============


       The accompanying notes are an integral part of this balance sheet.

                         INTEGRATED SPACE SYSTEMS, INC.
                         ------------------------------

                                 BALANCE SHEET
                                 -------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------


CURRENT LIABILITIES:
  Accounts payable                                                 $     36,561
  Accrued liabilities                                                    43,645
  Lines of credit                                                        45,000
  Current portion of capital lease obligations                           10,845
  Notes payable to shareholders                                          72,967
                                                                   -------------
           Total current liabilities                                    209,018
                                                                   -------------

CAPITAL LEASE OBLIGATIONS, net of current portion                        10,325
                                                                   -------------

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS' EQUITY:
  Common stock, 1,000,000 shares authorized, no par
     value, 72,000 shares outstanding                                    18,000
  Retained earnings                                                     201,936
                                                                   -------------
           Total shareholders' equity                                   219,936
                                                                   -------------
           Total liabilities and shareholders' equity              $    439,279
                                                                   =============


       The accompanying notes are an integral part of this balance sheet.

                         INTEGRATED SPACE SYSTEMS, INC.
                         ------------------------------

                              STATEMENT OF INCOME
                              -------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------



CONTRACT REVENUES                                                  $  1,926,914

COSTS AND EXPENSES:
  Cost of contract revenues                                           1,075,784
  Selling, general and administrative                                   621,933
                                                                   -------------
           Income from operations                                       229,197

INTEREST AND OTHER EXPENSE, net                                          12,100
                                                                   -------------
           Income before provision for income taxes                     217,097

PROVISION FOR INCOME TAXES                                                4,000
                                                                   -------------
           Net income                                              $    213,097
                                                                   =============


    The accompanying notes are an integral part of this financial statement.


                         INTEGRATED SPACE SYSTEMS, INC.
                         ------------------------------

                       STATEMENT OF SHAREHOLDERS' EQUITY
                       ---------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------
                                                                     (Accumulated
                                               Common Stock             deficit)         Total
                                        ---------------------------     Retained     Shareholders'
                                           Shares         Amount        Earnings        Equity
                                        ------------   ------------   ------------   ------------
BALANCE, December 31, 1996                  132,000    $    33,000    $   (11,161)   $    21,839

   Purchase and retirement of
     common stock                           (60,000)       (15,000)             -        (15,000)

   Net income                                     -              -        213,097        213,097
                                        ------------   ------------   ------------   ------------
BALANCE, December 31, 1997                   72,000    $    18,000    $   201,936    $   219,936
                                        ============   ============   ============   ============



    The accompanying notes are an integral part of this financial statement.

                         INTEGRATED SPACE SYSTEMS, INC.
                         ------------------------------

                            STATEMENT OF CASH FLOWS
                            -----------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                                       $    213,097
  Adjustments to reconcile net income to net cash
     provided by operating activities:
        Depreciation and amortization                                    33,372
        Changes in assets and liabilities:
           Restricted cash                                               60,000
           Accounts receivable                                         (160,819)
           Prepaid expenses and other                                    (1,283)
           Other assets                                                  (6,595)
           Accounts payable                                              (3,228)
           Accrued liabilities                                           (1,468)
                                                                   -------------
              Net cash provided by operating activities                 133,076
                                                                   -------------

NET CASH USED IN INVESTING ACTIVITIES:
  Purchases of property and equipment                                   (62,061)
                                                                   -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on lines of credit                                          (388,019)
  Borrowings on lines of credit                                         353,000
  Payments on capital lease obligations                                  (9,662)
  Purchase and retirement of common stock                               (15,000)
                                                                   -------------
              Net cash used in financing activities                     (59,681)
                                                                   -------------
NET INCREASE IN CASH                                                     11,334

CASH, beginning of year                                                   1,865
                                                                   -------------
CASH, end of year                                                  $     13,199
                                                                   =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:

     Interest                                                      $     13,237
                                                                   =============
     Income taxes                                                  $      1,015
                                                                   =============


SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
  Purchase of property and equipment under capital
     lease ob1igations                                             $     23,125
                                                                   =============


    The accompanying notes are an integral part of this financial statement.

                         INTEGRATED SPACE SYSTEMS, INC.
                         ------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                DECEMBER 31, 1997
                                -----------------

1.       Line of Business
         ----------------

         Integrated Space Systems, Inc. (the "Company"), a California corporation is an engineering and technical services firm specia1izing in space based systems, primarily launch vehicle integration.

2.       Summary of Significant Accounting Policies Contract Revenues
         ------------------------------------------------------------

         Customer contracts are comprised of time and material contracts and fixed-price development contracts. Accordingly, on time and material contracts, revenue is recognized as services are performed and on fixed-price development contracts, revenue is recognized based on the percentage of completion method. If a loss is projected on a contract, the entire estimated loss is charged to cost of contract revenues when the amount of the loss is determinable.

         Property and Equipment
         ----------------------

         Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method based on the following estimated useful lives:

             Computer equipment                   3 to 5 years
             Furniture and fixtures               5 years
             Equipment under capital leases       Lesser of useful life or lease
                                                    term

         Repairs and maintenance are charged to expense as incurred and the costs of additions and betterments that increase the useful lives of related assets are capitalized.

         Long-Lived Assets
         -----------------

         The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future net cash flows generated by the asset is less than the carrying amount of the asset.

         Income Taxes
         ------------

         The Company has elected to be treated as an S Corporation for federal and state income tax purposes. In accordance with federal tax code provisions, corporate earnings flow through and are taxed solely at the shareholder level. Under the provision of the California franchise tax law, pre-tax earnings also flow through to the shareholders to be taxed at the individual shareholder level. Additionally, a 1.5 percent surtax is levied at the corporate level.

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. "Accounting For Income Taxes." Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

         Use of Estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period, particularly recognition of revenue and related costs accounted for under the percentage-of-completion method as described above. Actual results could differ from those estimates.

         Recent Authoritative Pronouncements
         -----------------------------------

         In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". This standard establishes standards for reporting of comprehensive income and its components in a full set of general purpose financial statements. The adoption of this standard will not have a material effect on the Company's financial position or results of operations as it pertains to disclosure only.

3.        Note Receivable from Shareholder
          --------------------------------

Included in other assets at December 31, 1997 is a note receivable from shareholder totaling $15,432, due January 1, 1999, bearing interest at 4 percent.

4.       Income Taxes
         ------------

The provision for income taxes for the year ended December 31, 1997 consisted of current state taxes.

The Company has deferred income taxes primarily due to timing differences in the recognition of expenses for tax and financial reporting purposes, primarily due to depreciation of property and equipment and accrued employee benefits.

5.       Lines of Credit and Notes Payable
         ---------------------------------

The Company has an unsecured line of credit for borrowings up to $20,000, with balance outstanding of $5,000 at December 31, 1997, interest payable monthly at prime plus 6.75 Percent (15.25 percent at December 31, 1997).

The company has an additional line of credit with a bank for borrowings up to $100,000 with a balance outstanding of $40,000 at December 31, 1997, expiring in July 1998, bearing interest at prime rate plus 2.25 percent (10.75 percent at December 31, 1997), interest payable monthly with principal due at maturity, collateralized by substantially all assets of the Company and by certain personal assets of a Company shareholder.

The Company has various unsecured notes payable to shareholders with outstanding balances aggregating $72,967 at December 31, 1997, bearing interest at rates between 5 percent and 8 percent, principal and interest due at maturates during March 1998. These notes payable were paid in full at maturity.

6.       Commitments and Contingencies
         -----------------------------

         Leases
         ------

         The Company leases its office facilities under a month-to-month operating lease and certain equipment under capital and non-cancelable operating leases. Future minimum lease payments under capital and non-cancelable operating leases are as follows:

            Year ending December 31.                           Capital     Operating
            ------------------------                          ---------    ---------
                     1998                                     $ 13,931     $  1,340
                     1999                                       11,181         -
                     2000                                        3,117         -
                                                              ---------    ---------
                                                                28,229     $  1,340
                                                                           =========
                     Less: amount representing
                        interest                                (7,059)
                                                              ---------
                     Present value of minimum capital
                        lease payments                          21,170

                     Less: current portion                     (10,845)
                                                              ---------
                                                              $ 10,325
                                                              =========

         Facilities rent expense totaled approximately $40,000 in 1997.

         Contingencies
         -------------

         In the ordinary course of business, the Company is subject to claims and, from time to time, is party to various legal proceedings. In the opinion of management, the amount of ultimate liability, if any, with respect to any pending actions will not materially affect the Company's financial position or results of operations.

7.       Significant Customers and Concentration of Credit Risk
         ------------------------------------------------------

For the year ended December 31, 1997, the Company's revenues were derived from five customers with one customer representing approximately 82 percent of contract revenues. At December 31, 1997, one customer accounted for approximately 74 percent of total accounts receivable.

The loss of a significant customer would have a material adverse impact on the Company's financial position and results of operations.

8.       Subsequent Events
         -----------------

Effective January 1, 1998, the Company elected to be treated as a C Corporation for federal and state income tax purposes.

In February 1998, the Company's shareholders exchanged all outstanding shares of common stock of the Company for 2,000,000 shares of common stock of SpaceDev, Inc., a Colorado Corporation ("SpaceDev"). Formerly known as Pegasus Development Group, Inc. SpaceDev is a development stage company engaged in activities to commercialize routine space exploration missions. To date, SpaceDev has earned no revenues and has minimal assets and liabilities. SpaceDev's common stock is traded publicly on the National Association of Securities Dealer's bulletin board system.

                         INTEGRATED SPACE SYSTEMS, INC.
                             Statement of Operations
                                    31-Dec-96


                        Account                                      ISS
--------------------------------------------------------------------------------

CURRENT ASSETS
  Cash and cash equiv                                                    61,865
  Accounts receivable                                                   132,923
  Other current assets                                                      615
                                                                  --------------
   Total current assets                                                 195,403

Fixed Assets-Net                                                         48,165

Other Assets                                                             10,294
                                                                  --------------

Total Assets                                                            253,862
                                                                  ==============

Current Liabilities
  Line of Credit                                                        (80,139)
  Accrued payroll, vacation and related taxes                           (31,245)
  Related Party Payable - related party                                 (62,000)
  Accounts Payable                                                      (19,064)
  Accrued other liabilities                                              (6,285)
                                                                  --------------
   Total current liabilities                                           (198,733)

Long Term Debt
  Loans                                                                 (10,968)
                                                                              -
                                                                  --------------
    Total Liabilities                                                  (209,701)

Stockholders' Equity
  Common Stock                                                          (33,000)
  Retained Earnings                                                     (11,161)
                                                                  --------------
                                                                        (44,161)

Total liabilities and stockholders' equity                             (253,862)
                                                                  ==============

                         INTEGRATED SPACE SYSTEMS, INC.
                             Statement of Operations
                                   YE 12/31/96



                                                                   ISS
--------------------------------------------------------------------------------

Contract revenue                                                       (663,897)
                                                                   -------------
                                                                       (663,897)


Cost of contact revenue                                                 362,476
                                                                   -------------
   Total Direct Costs                                                   362,476
                                                                   -------------

   Gross (profit) loss                                                 (301,421)

General and administrative expenses                                     293,271
                                                                   -------------
                                                                        293,271
                                                                   -------------

Loss (Income) from Operations                                            (8,150)

Other (Income) Expense
Interest income                                                          (2,993)
Other income                                                                (18)
                                                                   -------------
                                                                         (3,011)

Income before income taxes                                              (11,161)

Provision for income taxes                                                    -
                                                                   -------------

                                                                   -------------
Net Loss (Income)                                                       (11,161)
                                                                   =============

                                                       SPACE INNOVATIONS LIMITED

                                                  DIRECTORS' REPORT AND ACCOUNTS

                                                     YEAR ENDED 31 DECEMBER 1998

                           Company Registration No. 03193413 (England and Wales)

SPACE INNOVATIONS LIMITED

COMPANY INFORMATION
--------------------------------------------------------------------------------


     DIRECTORS                                                          A K Ward
                                                                     J L Culhane
                                                                    J E Holloway
                                                            A J Barrington Brown
                                                                    D R Brindley
                                                                      J Anzalchi
                                                                      H K K Ngan
                                                                       T W Brown

     SECRETARY                                                      J E Holloway

     COMPANY NUMBER                                                     03193413

     REGISTERED OFFICE                                             3 The Paddock
                                                                  Hambridge Road
                                                                         Newbury
                                                                           Berks
                                                                        RG14 5TQ

     AUDITORS                                                   BDO Stoy Hayward
                                                                         Reading

     BANKERS                                                         Lloyds Bank
                                                                         Newbury

     SOLICITORS                                                      Bird & Bird
                                                                          London

SPACE INNOVATIONS LIMITED

CONTENTS
--------------------------------------------------------------------------------

     DIRECTORS' REPORT.........................................................1

     AUDITORS' REPORT..........................................................4

     PROFIT AND LOSS ACCOUNT...................................................5

     BALANCE SHEET.............................................................6

     CASH FLOW STATEMENT.......................................................7

     NOTES TO THE ACCOUNTS.....................................................8

SPACE INNOVATIONS LIMITED

DIRECTORS' REPORT
YEAR ENDED 31 DECEMBER 1998
--------------------------------------------------------------------------------

The directors present their report and accounts for the year ended 31 December 1998.

DIRECTORS
The following directors have held office since 1 January 1998:

A K Ward
J L Culhane
J E  Holloway
A J Barrington Brown
D R Brindley
J Anzalchi
H K K Ngan
T W Brown                               (Appointed 1 October 1998)

DIRECTORS' RESPONSIBILITIES
Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those accounts, the directors are required to:
- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

PRINCIPAL ACTIVITIES AND REVIEW OF THE BUSINESS
The principal activities of the company in the period under review included the research, design and development of space related hardware and software, and the manufacture, test and supply of associated systems and products.

Following the recommendation of the Board, there was a unanimous decision by the shareholders to accept the offer for the purchase of the company from SpaceDev Inc. a company incorporated in the state of Colorado, USA. The sale was completed on 1 October 1998 and at that date the Company became a wholly owned subsidiary of SpaceDev, but remains a United Kingdom registered Company operating as an autonomous organisation.

Due to the potential for rapid growth foreseen for the immediate future, the acquisition by SpaceDev has given added strength to the Company and its product development. The high level of research and development costs expended through the year from (pound)86,124 in 1997 to (pound)226,609 for 1998 has resulted in considerable added value to products that support the planned growth. The Balance Sheet naturally reflects these costs although to a lesser extent than the monies actually expended on the additional research and development.

SPACE INNOVATIONS LIMITED

DIRECTORS' REPORT
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------

It is now hoped that a rapid expansion amounting to more than an 80% increase in sales turnover will be achieved next year. This is based on the finalisation of a contract for the purchase of a MicroSIL (small satellite) platform for the FedSat Australian satellite where work has already started under a limit-of-liability arrangement and the success of sales in the RF and digital communications sub-system areas in particular. As an affiliate of SpaceDev the Company's sales opportunities in the USA have dramatically improved. Past experience has shown that United States customers make excellent working partners and the USA represents a large potential market for the company's products.

Following the continuing successful operation in-orbit of several of the Company's subsystems, including most recently the on-board S-band transponders on the Danish Orsted satellite launched in February, 1999 a growing measure of credibility has been achieved within the Space industry. This will substantially enhance the Company's ability to promote sales in future years.

A satellite communications ground station has been delivered and installed on site in Morocco during 1998. Although this has been a high cost development, a significant number of resulting future sales are expected.

The Company also continued to lead and manage one of the UK Government's (DTI) Sector Challenge programme for innovations within the UK small satellite arena involving a group of space SMEs.

A number of management changes have been implemented during the year in order to put expertise within the Company to its most effective use and to achieve the success and expansion which is now planned and expected as a part of SpaceDev both in Europe and in the USA.

Year 2000

The directors are aware of the potential problems associated with the "Millennium Bug" and have given the issue due consideration. The company has considerable in-house expertise in the IT area and these experts have been charged with ensuring that all of the company's computer systems are not going to be adversely affected by the year 2000 date change problem.

Although no organisation can guarantee that no year 2000 problems will arise, the directors are satisfied that all necessary steps are being taken to ensure that there will not be any significant problems arising from this cause.

The directors an unable to quantify the cost of any potential modifications that may be necessary, but where new equipment is required the expenditure will be capitalised in accordance with the company's accounting policy. Other expenditure will be expensed when incurred.

RESULTS AND DIVIDENDS
The results for the year are set out on page 5.

The directors are unable to recommend payment of a dividend for the year.

SPACE INNOVATIONS LIMITED

DIRECTORS' REPORT
YEAR ENDED 31 DECEMBER 1998
--------------------------------------------------------------------------------

DIRECTORS' INTERESTS
The directors' beneficial interests in the shares of the company were as stated below:

                                                ORDINARY SHARES OF (POUND)1 EACH
                               31 DECEMBER 1998                  1 JANUARY 1998
A K Ward                                      -                          10,000
J L Culhane                                   -                          10,000
J E Holloway                                  -                           3,000
A J Barrington Brown                          -                          10,000
D R Brindley                                  -                          10,000
J Anzalchi                                    -                          10,000
H K K Ngan                                    -                          10,000
T W Brown                                     -                               -


PARENT COMPANY
With effect from 1 October 1998, SpaceDev Inc, a company incorporated in the state of Colorado, USA, is considered to be the company's ultimate parent company.

AUDITORS
On 1 March 1999 the auditors, Moores Rowland, merged their practice with that of BDO Stoy Hayward and are now practising under that name. A resolution will be proposed at the annual general meeting that BDO Stoy Hayward be re-appointed as the auditors to the company for the ensuing year.

On behalf of the board

/s/ J E Holloway

J E Holloway
Director
10 June 1999

SPACE INNOVATIONS LIMITED

AUDITORS' REPORT
TO THE SHAREHOLDERS OF SPACE INNOVATIONS LIMITED
--------------------------------------------------------------------------------

We have audited the accounts pages 5 to 19.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As described in the directors' report the company's directors are responsible for the preparation of accounts. It is our responsibility as auditors to form an independent opinion, based an our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations that we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts an free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

OPINION
In our opinion the accounts give a true and fair view of the state of the company's affairs as at 31 December 1998 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


/s/ BDO Stoy Hayward

BDO STOY HAYWARD

Chartered Accountants
Registered Auditors
Reading


21 June 1999
                                       -4-


SPACE INNOVATIONS LIMITED

PROFIT AND LOSS ACCOUNT
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

                                                                                    1998                      1997
                                               Notes                             (pound)                   (pound)

Turnover                                         2                             1,361,309                 1,347,991

Cost of sales                                                                   (600,532)                 (601,883)
                                                                            -------------             -------------
Gross profit                                                                     760,777                   746,108

Administrative expenses                                                         (871,144)                 (734,245)
Research and development costs                                                  (226,609)                  (86,124)
Other operating income                                                           120,859                         -
                                                                            -------------             -------------

Operating Loss                                   3                              (216,117)                  (74,261)

Interest payable and similar charges             4                               (19,555)                   (6,300)
                                                                            -------------             -------------

Loss on ordinary activities before
taxation                                                                        (235,672)                  (80,561)

Tax on loss on ordinary activities               7                                     -                         -
                                                                            -------------             -------------

Loss on ordinary activities after
taxation                                        16                              (235,672)                  (80,561)
                                                                            =============             =============

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account.

SPACE INNOVATIONS LIMITED

BALANCE SHEET
AS OF 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

                                                                           1998                               1997
                                          Notes     (pound)              (pound)          (pound)           (pound)

Fixed assets
Intangible assets                           8                                  -                              9,447
Tangible assets                             9                            150,344                            138,508
                                                                      -----------                        -----------
                                                                         150,344                            147,955

Current assets
Stocks                                     10         99,646                               47,109
Debtors                                    11        810,272                              598,822
Cash at bank and in hand                               4,102                               16,719
                                                  -----------                          -----------
                                                     914,020                              662,650

Creditors: amounts falling due
within one year                            12     (1,061,369)                            (726,130)
                                                  -----------                          -----------

Net current liabilities                                                 (147,349)                           (63,480)
                                                                      -----------                        -----------

Total assets less current liabilities                                      2,995                             84,475

Creditors: amounts falling due after
more than one year                         13                            (17,092)                           (52,527)

Provisions for liabilities and charges     14                            (33,001)                                 -
                                                                      -----------                        -----------
                                                                         (47,098)                            31,948
                                                                      ===========                        ===========

Capital and reserves
Called up share capital                    15                             82,000                             82,000
Capital contributions                      21                            156,626                                  -
Share premium account                      16                             30,000                             30,000
Profit and loss account                    16                           (315,724)                           (80,052)
                                                                      -----------                        -----------
Shareholders' funds - equity interests     17                            (47,098)                            31,948
                                                                      ===========                        ===========

The accounts were approved by the Board on 10 June 1999


DR Brindley                               JE Holloway
Director                                  Director


SPACE INNOVATIONS LIMITED

CASH FLOW STATEMENT
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

                                                                            1998                               1997
                                          Notes                           (pound)                            (pound)

Net case outflow from operating
activities                                 18                           (390,684)                            (2,619)

Returns on investments and
servicing of finance
interest paid                                        (19,555)                              (6,300)
                                                  -----------                          -----------
Net cash outflow for returns on
investments and servicing of finance                                     (19,555)                            (6,300)


CAPITAL EXPENDITURE
Payments to acquire tangible assets                  (52,654)                             (37,951)
                                                  -----------                          -----------
Net cash outflow for capital
expenditure                                                              (52,654)                           (37,951)
                                                                      -----------                        -----------

Net cash outflow before
management of liquid resources
and financing                                                           (462,893)                           (46,870)

FINANCING
Capital contributions                                156,626                                    -
Other new short term loans                            94,568                               40,000
Repayment of other short term loans                  (72,429)                             (33,333)
Capital element of hire purchase contracts           (16,243)                              (4,051)
                                                  -----------                          -----------

Net cash inflow from financing                                           162,522                              2,616
                                                                      -----------                        -----------

Decrease in cash in the year               20                           (300,371)                           (44,254)
                                                                      ===========                        ===========

SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
--------------------------------------------------------------------------------

1.   ACCOUNTING POLICIES

1.1  ACCOUNTING CONVENTION
     The accounts are prepared under the historical cost convention.

1.2  TURNOVER
     Turnover represents amounts receivable for goods and services net of VAT and trade discounts.

1.3  GOODWILL
     The goodwill arising on the acquisition of the business, being the amount paid in respect of contracts which had not commenced at 30 May 1996, has been capitalized and is amortised through the profit and loss account over a period of three years, estimated by the directors to be the period during which profits will arise from these contracts. Where the carrying value of the goodwill is considered to be impaired, it has been written down to its recoverable amount.

1.4  TANGIBLE FIXED ASSETS AND DEPRECIATION
     Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

     Leasehold improvements                          20% straight line basis
     Plant and equipment                             20% straight line basis
     Fixtures and fittings                           20% straight line basis
     Motor vehicles                                  33% straight line basis

1.5  LEASING AND HIRE PURCHASE COMMITMENTS
     Assets obtained under hire purchase contracts and finance leases are capitalised as tangible assets and depreciated over the shorter of the lease term and their useful lives. Obligations under such agreements are included in creditors not of the finance charge allocated to future periods. The finance element of the rental payment is charged to the profit and loss account so as to produce a constant periodic rate of charge on the net obligation outstanding in each period.

     Rentals payable under operating leases are charged against income on a straight line basis over the lease term.

1.6  STOCK
     Stocks are valued at the lower of cost, including appropriate overhead expenses, and net realisable value.

SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
--------------------------------------------------------------------------------

1.7  LONG TERM CONTRACTS
     Long term contracts are stated at total costs incurred, net of amounts transferred to the profit and loss account in respect of work carried out to date after deducting foreseeable losses if applicable and payments on account.

     Amounts recoverable on contracts are included in debtors, net of progress payments received and receivable.

     Payments made in excess of amounts (i) matched with turnover, (ii) offset against long term contract balances are classified as payments on account and disclosed under: Creditors: Amounts Failing Due Within One Year.

     Turnover and attributable profit have been calculated by reference to the percentage completion of the job at the balance sheet date.

1.8  PENSIONS
     The pension costs charged in the account represent the contributions payable by the company during the year in accordance with SSAP 24.

1.9  FOREIGN CURRENCY TRANSLATION
     Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Differences arising are dealt with in the profit and loss account.

1.10 RESEARCH AND DEVELOPMENT
     Research and development expenditure is written off to the profit and loss account in the year in which it is incurred.

1.11 CONTINGENCIES AND WARRANTIES
     Expenditure associated with contingencies or warranties on contracts is written off to the profit and loss account in the year in which it is incurred.

1.12 GOVERNMENT GRANTS
     Government grants in respect of research and development activities are credited to the profit and loss account as the related expenditure is incurred.

2    TURNOVER

     GEOGRAPHICAL MARKET                                  TURNOVER
                                                  1998                    1997
                                               (pound)                  (pound)
     United Kingdom                            130,632                  32,004
     Europe                                    734,095                 471,853
     Rest of the World                         496,582                 844,134
                                            ----------              ----------
                                             1,361,309               1,347,991
                                            ==========              ==========


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------
3    OPERATING LOSS                                                                   1998                  1997
                                                                                   (pound)                (pound)
     Operating loss is stated after charging:
     Amortisation of intangible assets                                               9,447                 6,667
     Depreciation of tangible assets                                                40,818                27,340
     Operating lease rentals
     - Plant and machinery                                                           7,596                 6,240
     - Other assets                                                                 52,589                52,589
     Auditors' remuneration                                                         16,500                 7,500
     Loss on exchange                                                                    -                 6,572

     and after crediting:
     Government grants                                                             120,859                     -
     Profit on exchange                                                              4,834                     -
                                                                                 ==========            ==========


4    INTEREST PAYABLE AND SIMILAR CHARGES                                             1998                  1997
                                                                                   (pound)               (pound)

     On bank loans and overdrafts                                                   14,881                 5,551
     Hire purchase interest                                                          2,674                   749
     On overdue tax                                                                  2,000                     -
                                                                                 ----------            ----------
                                                                                    19,555                 6,300
                                                                                 ==========            ==========


5        EMPLOYEES

     NUMBER OF EMPLOYEES
     The average monthly number of employees (including directors) during the year was:
                                                                                      1998                  1997
                                                                                     Number                Number

     Production and sales                                                               23                    23
     Administration                                                                     11                    10
                                                                                   -------               -------
                                                                                        34                    33
                                                                                   =======               =======

     EMPLOYMENT COSTS
                                                                                   (pound)               (pound)

     Wages and salaries                                                            928,822               744,039
     Social security costs                                                          93,072                73,897
     Other pension costs                                                            19,621                23,283
                                                                                 ----------            ----------
                                                                                 1,041,515               841,219
                                                                                 ==========            ==========


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

6    DIRECTORS' EMOLUMENTS                                                            1998                  1997
                                                                                   (pound)               (pound)

     Emoluments for qualifying services                                            236,441               221,107
     Company pension contributions to money purchase schemes                         4,112                 4,113
                                                                                 ----------            ----------
                                                                                   240,553               225,220
                                                                                 ==========            ==========

     Emoluments disclosed above include the following amounts paid to the highest paid director:

     Emoluments for qualifying services                                             54,371                56,482
                                                                                 ==========            ==========

     During the year three (1997: three) directors were accruing benefits under the company's money purchase pension scheme.

     In addition to the pension contributions disclosed above, amounts totaling (pound)5,150 (1997: (pound)4,360) have been charged to the profit and loss account in respect of a scheme to be set up for the directors of the company.

7    TAXATION

     No liability to UK Corporation Tax arises on the results for the year (1997: (pound)Nil). The company has tax losses available to offset against future chargeable profits.


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

8        INTANGIBLE FIXED ASSETS
                                                                     PATENTS AND         GOODWILL            TOTAL
                                                                     TRADE MARKS
                                                                          (pound)         (pound)          (pound)
     Cost
     At 1 January 1998 & at 31 December 1998                                   2           20,001           20,003
                                                                       ----------       ----------       ----------
     Amortisation
     At 1 January 1998                                                         -           10,556           10,556
     Charge for year                                                           2            9,445            9,447
                                                                       ----------       ----------       ----------
     At 31 December 1998                                                       2           20,001           20,003
                                                                       ----------       ----------       ----------
     Net book value
     At 31 December 1998                                                       -                -                -
                                                                       ==========       ==========       ==========
     At 31 December 1997                                                       2            9,445            9,447
                                                                       ==========       ==========       ==========

     Goodwill represents the amount paid for contracts which had not commenced at the date of the acquisition of the business. This is being amortised over a period of three years which is the directors' estimate of the period during which profits will arise from these contracts. Where the carrying value of the goodwill is considered to be impaired, it has been written down to its recoverable amount.

     The goodwill amortisation charge for the year includes impairment losses recognized amounting to (pound)2,778. The cumulative amount of impairment losses recognized at 31 December 1998 in respect of goodwill amounted to (pound)2,778.

     The patents and trade marks amortisation charge for the year represents impairment losses recognized amounting to (pound)2. The cumulative amount of impairment losses recognized at 31 December 1998 in respect of patents and trade marks amounted to (pound)2.


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

9        INTANGIBLE FIXED ASSETS
                                   LEASEHOLD         PLANT AND      FIXTURES AND            MOTOR            TOTAL
                                IMPROVEMENTS         EQUIPMENT          FITTINGS         VEHICLES
                                     (pound)           (pound)           (pound)           (pound)          (pound)
     COST
     At 1 January 1998                 2,526            78,940            82,626           10,700          174,792
     Additions                        17,187            29,260             6,207                -           52,654
                                    ---------         ---------         ---------        ---------        ---------
     At 31 December 1998              19,713           108,200            88,833           10,700          227,446
                                    ---------         ---------         ---------        ---------        ---------
     DEPRECIATION
     At 1 January 1998                   374            18,731            11,829            5,350           36,284
     Charge for the year               2,797            17,720            16,734            3,567           40,818
                                    ---------         ---------         ---------        ---------        ---------
     At 31 December 1998               3,171            36,451            28,563            8,917           77,102
                                    ---------         ---------         ---------        ---------        ---------
     NET BOOK VALUE
     At 31 December 1998              16,542            71,749            60,270            1,783          150,344
                                    =========         =========         =========        =========        =========
     At 31 December 1997               2,152            60,209            70,797            5,350          138,508
                                    =========         =========         =========        =========        =========

     Included above are assets held under finance leases or hire purchase contracts as follows:

                                                                        FIXTURES            MOTOR            TOTAL
                                                                    AND FITTINGS         VEHICLES
                                                                         (pound)           (pound)          (pound)
     NET BOOK VALUES
     At 31 December 1998                                                  35,472            1,783           37,255
                                                                        =========        =========        =========
     At 31 December 1997                                                  45,575            5,350           50,925
                                                                        =========        =========        =========
     DEPRECIATION CHARGE FOR THE YEAR
     31 December 1998                                                      9,526            3,567           13,093
                                                                        =========        =========        =========
     31 December 1997                                                      1,716            3,567            5,283
                                                                        =========        =========        =========


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

10   STOCKS                                                                                  1998            1997
                                                                                          (pound)         (pound)

     Raw materials and consumables                                                         99,646          47,109
                                                                                        ==========       =========

                                      -13

SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
------------------------------------------------------------------------------------------------------------------
11   DEBTORS                                                                                 1998            1997
                                                                                          (pound)         (pound)

     Trade debtors                                                                        347,280         139,971
     Amounts recoverable on long term contracts                                           372,891         413,209
     Other debtors                                                                         19,753          23,240
     Prepayments and accrued income                                                        70,348          22,402
                                                                                        ----------       ---------
                                                                                          810,272         598,822
                                                                                        ==========       =========


12   CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                                          1998            1997
                                                                                          (pound)         (pound)

     Bank loans and overdrafts                                                            318,298          33,333
     Payments received on account                                                         264,970         342,349
     Net obligations under finance lease and hire purchase contracts                       17,485          20,516
     Trade creditors                                                                      194,107         132,194
     Taxes and social security costs                                                      136,110         137,397
     Directors' current accounts                                                           47,151               -
     Other creditors                                                                        7,749          22,268
     Accruals and deferred income                                                          75,499          38,073
                                                                                        ----------      ----------
                                                                                        1,061,369         726,130
                                                                                        ==========       =========

     Debt due within one year                                                             382,934          33,333
                                                                                        ==========       =========

     The bank loan and overdraft is secured by a fixed and floating charge over the assets of the company, together with deeds of postponement in respect of directors loans to the company. The bank loan is repayable in monthly installments of (pound)3,021 and carries an interest rate of 2.5% over the base rate.

     Obligations under finance leases and hire purchase contracts are secured upon the assets concerned.


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

13   CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                 1998             1997
                                                                                          (pound)          (pound)

     Bank loans                                                                                 -           22,223
     Net obligations under finance leases and hire purchase agreements                     17,092           30,304
                                                                                        ----------       ----------
                                                                                           17,092           52,527
                                                                                        ==========       ==========

     ANALYSIS OF LOSES
     Wholly repayable within five years                                                    30,544           55,556
                                                                                        ----------       ----------
                                                                                           30,544           55,556
     Included in current liabilities                                                      (30,544)         (33,333)
                                                                                        ----------       ----------
                                                                                                -           22,223
                                                                                        ==========       ==========
     MATURITY OF DEBT
     Between one and two years                                                             16,358           39,707
     Between two and five years                                                               734           12,820
                                                                                        ==========       ==========


14   PROVISIONS FOR LIABILITIES AND CHARGES                                                         Provisions for
                                                                                                       foreseeable
                                                                                                            losses
                                                                                                           (pound)

     Profit and loss account                                                                                33,001
                                                                                                         ==========



15   SHARE CAPITAL                                                                           1998             1997
                                                                                          (pound)          (pound)
     AUTHORIZED
     100,000 Ordinary shares of (pound)1 each                                             100,000          100,000
                                                                                        ==========       ==========
     ALLOTTED, CALLED UP AND FULLY PAID
     82,000 Ordinary shares of (pound)1 each                                               82,000           82,000
                                                                                        ==========       ==========


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

16   STATEMENT OF MOVEMENTS ON RESERVES
                                                                                            SHARE       PROFIT AND
                                                                                          PREMIUM     LOSS ACCOUNT
                                                                                          ACCOUNT
                                                                                          (pound)          (pound)

     Balance at 1 January 1998                                                             30,000          (80,052)
     Retained loss for the year                                                                 -         (235,672)
                                                                                        ----------       ----------
                                                                                           30,000         (315,724)
                                                                                        ==========       ==========

17   RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS                                      1998             1997
                                                                                           (pound)          (pound)

     Loss for the financial year                                                         (235,672)         (80,561)
     Capital contributions                                                                156,626                -
                                                                                        ----------       ----------
     Net depletion in shareholders' funds                                                 (79,046)         (80,561)
     Opening shareholders' funds                                                           31,948          112,509
                                                                                        ----------       ----------
     Closing shareholders' funds                                                          (47,098)          31,948
                                                                                        ==========       ==========


18   RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW
     FROM OPERATING ACTIVITIES                                                               1998             1997
                                                                                          (pound)          (pound)

     Operating loss                                                                      (216,117)         (74,261)
     Depreciation of tangible assets                                                       40,818           27,340
     Amortisation of intangible assets                                                      9,447            6,667
     Increase in stocks                                                                   (52,537)         (31,625)
     Increase in debtors                                                                 (211,450)         (78,464)
     Increase in creditors within one year                                                  6,154          147,724
     Increase in pension provision                                                         33,001                -
                                                                                        ----------       ----------
     Net cash outflow from operating activities                                          (390,684)          (2,619)
                                                                                        ==========       ==========


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

19   ANALYSIS OF NET DEBT                                                1 January      Cash Flow      31 December
                                                                              1998                            1998
                                                                           (pound)        (pound)          (pound)
     NET CASH:
     Cash at bank and in hand                                               16,719        (12,617)           4,102
     Bank overdrafts                                                             -       (287,754)        (287,754)
                                                                         ----------     ----------       ----------
                                                                            16,719       (300,371)        (283,652)
                                                                         ----------     ----------       ----------
     DEBT:
     Finance leases                                                        (50,820)        16,243          (34,577)
     Debts falling due within one year                                     (33,333)       (44,362)         (77,695)
     Debts falling due after one year                                      (22,223)        22,223                -
                                                                         ----------     ----------       ----------
                                                                          (106,376)        (5,896)        (112,272)
                                                                         ----------     ----------       ----------
     NET DEBT                                                              (89,657)      (306,267)        (395,924)
                                                                         ==========     ==========       ==========


20   RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT                                 1998             1997
                                                                                          (pound)          (pound)


     Decrease in cash in the year                                                        (300,371)         (44,254)
     Cash inflow from increase in debt and lease financing                                 (5,896)          (2,616)
                                                                                        ----------       ----------
     Change in net debt resulting from cash flows                                        (306,267)         (46,870)
     New finance lease                                                                          -          (47,631)
                                                                                        ----------       ----------
     Movement in net debt in the year                                                    (306,267)         (94,501)
     Opening net (debt)/funds                                                             (89,657)           4,844
                                                                                        ----------       ----------
     Closing net debt                                                                    (395,924)         (89,657)
                                                                                        ==========       ==========


21   CAPITAL CONTRIBUTIONS

     Capital contributions represent amounts of capital provided by equity shareholders which are not represented by issued shares. The company has no obligation to transfer economic benefits to shareholders in respect of these contributions, as defined by Financial Reporting Standard Number 4.


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

22   FINANCIAL COMMITMENTS

     At 31 December 1998 the company had annual commitments under non-cancellable operating leases as follows:

                                                            LAND AND BUILDINGS                       OTHER
                                                          1998              1997             1998             1997
                                                       (pound)           (pound)          (pound)          (pound)
     Expiry date:
     Within one year                                         -                 -            4,705                -
     Between two and five years                              -                 -           10,487           11,303
     In over five years                                 43,876            43,876                -                -
                                                     ----------        ----------       ----------       ----------
                                                        43,876            43,876           15,192           11,303
                                                     ==========        ==========       ==========       ==========


23   PENSION COSTS

     The company operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the company in an independently administered fund. The pension cost charge represents contributions payable by the company to the fund and amounted to (pound)19,621 (1997: (pound)23,283). Contributions totaling (pound)10,821 (1997: (pound)2,508) were payable to the fund at the year end and are included in creditors; amounts falling due within on year.

     In addition to the contributions payable to fund as described above amounts totaling (pound)5,150 (1997: (pound)4,860) have been charged to the profit and loss account in respect of a pension scheme to be set up for the directors of the company. At the year end amounts totaling (pound)12,689 (1997: (pound)7,539) had been accrued but not paid in respect of this scheme.


24   CONTROL

     The directors consider SpaceDev Inc., a company incorporated in the state of Colorado, USA, to be the company's immediate controlling party and ultimate parent company.

     J W Benson a director of SpaceDev Inc., is considered to be the company's ultimate controlling party.


SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
YEAR ENDED 31 DECEMBER 1998
-------------------------------------------------------------------------------------------------------------------

25   RELATED PARTY TRANSACTIONS

     Up until 30 September 1998 Crossnet Systems Limited was regarded as a related party by virtue of three directors/shareholders of Space
     Innovations Limited (Joan Holloway, Dennis Brindley, and Professor John
     Culhane) holding between them 52% of the issued share capital of Crossnet
     Systems Limited. Joan Holloway and Dennis Brindley are also directors of
     Crossnet Systems Limited.

     Purchases/(sales) made from/to Crossnet Systems Limited during the period to 30 September 1998 were:

                                                                                Value of
                                                                            transactions         Debtor/(creditor)
                                                                             in the year               at 31/12/98
                                                                                 (pound)                    (pound)
     Reimbursement of wages                                                            -                    (1,996)
                                                                               ==========                ==========
     Contribution to overheads                                                   (11,981)                        -
                                                                               ==========                ==========

     Purchases/(sales) made from/to Crossnet Systems Limited during 1997 were:

                                                                                Value of
                                                                            transactions         Debtor/(creditor)
                                                                             in the year               at 31/12/97
                                                                                 (pound)                    (pound)
     Reimbursement of wages                                                            -                    (3,200)
                                                                               ==========                ==========
     Contribution to overheads                                                   (22,740)                   (1,839)
                                                                               ==========                ==========

     During the year, the following directors advanced loans to the company:

                                                                          Amount of loan                   Balance
                                                                                                    Outstanding at
                                                                                                          31/12/98
                                                                                 (pound)                   (pound)
     J L Culhane                                                                  11,000                    11,000
     A J Barrington Brown                                                         10,000                     9,429
     A K Ward                                                                     10,000                     6,944
     J E Holloway                                                                  5,000                     3,889
     J Anzalchi                                                                   12,000                     8,667
     D R Brindley                                                                 10,000                     7,222

     In addition to the capital amounts above, the company reimburses directors for interest charges and premiums incurred on their loans.

SPACE INNOVATIONS LIMITED

DETAILED TRADING AND PROFIT AND LOSS ACCOUNT
PERIOD ENDED 30 SEPTEMBER 1998
--------------------------------------------------------------------------------

                                                                          Period
                                                                           ended
                                                                              30
                                                                       September
                                                                            1998
                                                          (pound)        (pound)

Turnover
Sales                                                                   910,467

Cost of sales                                                          (458,777)
                                                                      ----------
Gross profit                                               49.61%       451,690

Administrative expenses                                                (791,868)
                                                                      ----------
                                                                       (340,178)
Other operating income
Government grants received                                61,189
                                                       ----------
                                                                         61,189
                                                                      ----------
Operating loss                                                         (278,989)

Interest payable
Bank interest paid                                         7,084
Hire purchase interest paid                                1,837
                                                       ----------
                                                                         (8,921)
                                                                      ----------
Loss before taxation                                       31.62%      (287,910)
                                                                      ==========

SPACE INNOVATIONS LIMITED

SCHEDULE OF ADMINISTRATIVE EXPENSES
PERIOD ENDED 30 SEPTEMBER 1998
--------------------------------------------------------------------------------
                                                                          Period
                                                                           ended
                                                                              30
                                                                       September
                                                                            1998
                                                                         (pound)

ADMINISTRATIVE EXPENSES
Wages and salaries (including directors)                                290,329
Employer's N.I. contributions                                            65,669
Staff pension costs                                                      17,966
Staff training                                                            6,750
Keyman life insurance                                                     3,187
Recruitment                                                              21,000
Rates                                                                    50,438
Insurance                                                                 8,100
Light and heat                                                            5,500
Repairs and maintenance                                                  38,637
Books and journals                                                        4,286
Printing, postage and stationery                                          8,531
Advertising                                                              19,054
Telephone                                                                 4,800
Hire of equipment                                                         3,160
Motor vehicle leasing                                                     6,626
Motor running expenses                                                      912
Travelling expenses                                                       6,764
Legal and professional fees                                              20,250
Audit fees                                                                9,000
Bank charges                                                              4,500
Profit/loss on foreign currency                                          (3,284)
Sundry expenses                                                          (3,062)
Depreciation on intangible assets                                         9,447
Amortisation on leasehold improvements                                    1,811
Depreciation on plant and machinery                                      12,535
Depreciation on fixtures and fittings                                    12,391
Depreciation on motor vehicles                                            2,675
Research and development                                                163,896
                                                                      ----------
                                                                        791,868
                                                                      ==========

SPACE INNOVATIONS LIMITED

BALANCE SHEET
AS AT 30 SEPTEMBER 1998
--------------------------------------------------------------------------------

                                                                            1998
                                                Notes     (pound)        (pound)

FIXED ASSETS
Tangible assets                                   8                     141,765

CURRENT ASSETS
Stocks                                            9        67,184
Debtors                                           10      559,209
cash at bank and in hand                                    4,992
                                                       -----------
                                                          631,385
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR    11     (905,380)
                                                       -----------
NET CURRENT LIABILITIES:                                               (273,995)
                                                                     -----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                  (132,230)

CREDITORS: AMOUNTS FALLING DUE AFTER MORE
     THAN ONE YEAR                                12                    (24,479)

PROVISIONS FOR LIABILITIES AND CHARGES            13                    (50,771)
                                                                     -----------
                                                                       (207,480)
                                                                     ===========

CAPITAL AND RESERVES
Called up share capital                           14                     82,000
Capital contributions                             16                     48,482
Share premium account                                                    30,000
Profit and loss account                                                (367,962)
                                                                     -----------
SHAREHOLDERS' FUNDS - EQUITY INTERESTS            15                   (207,480)
                                                                     ===========

SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
PERIOD ENDED 30 SEPTEMBER 1998
--------------------------------------------------------------------------------

7    INTANGIBLE FIXED ASSETS

                                           PATENTS AND    GOODWILL      TOTAL
                                           TRADE MARKS
                                             (pound)      (pound)      (pound)
                                            ----------   ----------   ----------
Cost
At 1 October 1997 & at 30 September 1998            2       20,001       20,003
                                            ----------   ----------   ----------

Amortisation
At 1 October 1997                                   -       10,556       10,556
Charge for period                                   2        9,445        9,447
                                            ----------   ----------   ----------
At 30 September 1998                                2       20,001       20,003
                                            ----------   ----------   ----------

Net book value
At 30 September 1998                                -            -            -
                                            ==========   ==========   ==========

8.   TANGIBLE FIXED ASSETS

                         LEASEHOLD    PLANT AND FIXTURES AND        MOTOR       TOTAL
                      IMPROVEMENTS    EQUIPMENT     FITTINGS     VEHICLES
                           (pound)      (pound)      (pound)      (pound)     (pound)
                        ----------   ----------   ----------   ----------   ---------
Cost
At 1 October 1997           2,526       78,940       82,626       10,700     174,792
Additions                  17,187       12,239        3,243            -      32,669
                        ----------   ----------   ----------   ----------   ---------
At 30 September 1998       19,713       91,179       85,869       10,700     207,461
                        ----------   ----------   ----------   ----------   ---------

Depreciation
At 1 October 1997             374       18,731       11,829        5,350      36,284
Charge for the period       1,811       12,535       12,391        2,675      29,412
                        ----------   ----------   ----------   ----------   ---------
At 30 September 1998        2,185       31,266       24,220        8,025      65,696
                        ----------   ----------   ----------   ----------   ---------
Net book value
At 30 September 1998       17,528       59,913       61,649        2,675     141,765
                        ==========   ==========   ==========   ==========   =========

9.   STOCKS
                                                                            1998
                                                                         (pound)

Stocks                                                                   67,184
                                                                      ==========

SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
PERIOD ENDED 30 SEPTEMBER 1998
--------------------------------------------------------------------------------

10   DEBTORS                                                                1998
                                                                         (pound)

Trade debtors                                                           159,953
Amounts recoverable on long term contracts                              321,522
Other debtors                                                            36,793
Prepayments and accrued income                                           40,941
                                                                      ----------
                                                                        559,209
                                                                      ==========

11   CREDITORS: AMOUNTS FALLING DUE WITHIN ON YEAR                          1998
                                                                         (pound)

Bank loans and overdrafts                                               139,903
Payments received on account                                            274,278
Net obligtions under finance lease and hire purchase contracts           20,516
Trade creditors                                                         220,757
Taxes and social security costs                                          92,726
Directors current accounts                                               50,672
Other creditors                                                          28,268
Accruals and deferred income                                             78,260
                                                                      ----------
                                                                        905,380
                                                                      ==========

12   CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                1998
                                                                         (pound)

Net obligations under finance leases and hire purchase agreements        24,479
                                                                      ==========

Net obligations under finance leases and hire purchase contracts
Repayable within one year                                                20,516
Repayable between one and five years                                     24,479
                                                                      ----------
                                                                         44,995
Included in liabilities falling due within one year                     (20,516)
                                                                      ----------
                                                                         24,479
                                                                      ==========

SPACE INNOVATIONS LIMITED

NOTES TO THE ACCOUNTS
PERIOD ENDED 30 SEPTEMBER 1998
--------------------------------------------------------------------------------
13   PROVISIONS FOR LIABILITIES AND CHARGES
                                                                   PROVISION FOR
                                                                      FORSEEABLE
                                                                          LOSSES

                                                                         (pound)

Profit and loss account                                                  50,771
                                                                      ==========

14   SHARE CAPITAL                                                          1998
                                                                         (pound)

AUTHORISED
100,000 Ordinary shares of (pound)1 each                                100,000
                                                                      ==========

ALLOTTED, CALLED UP AND FULLY PAID
82,000 Ordinary shares of (pound)1 each                                  82,000
                                                                      ==========

15   RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS                     1998
                                                                         (pound)

Loss for the financial period                                          (287,910)
Capital contribution                                                     48,482
                                                                      ----------
Net depletion in shareholders' funds                                   (239,428)
Opening shareholders' funds                                              31,948
                                                                      ----------
Closing shareholders' funds                                            (207,480)
                                                                      ==========

16   CAPITAL CONTRIBUTIONS

Capital contributionns represent amounts of capital provided by equity shareholders which are not represented by issued shares. The company has no obligation to transfer economic benefits to shareholders in respect of this contribution, as defined by Financial Reporting Standard Number 4.

SPACE INNOVATIONS LIMITED
CASH FLOW STATEMENT
FOR THE PERIOD ENDED 30TH SEPTEMBER 1998

                                                                  1998
                                                           (pound)     (pound)

Net cash flow from operating activities                                (147,813)

Returns on investment and servicing of
   finance
Interest received                                                 0
Interest paid                                                (8,921)
Non equity dividends paid                                         0
Dividends received                                                0
                                                         -----------
                                                                         (8,921)

Taxation
Corporation tax paid                                              0
ACT                                                               0
                                                         -----------
                                                                              0

Capital Expenditure
Payments to acquire tangible fixed assets                   (32,669)
Receipts from sale of tangible fixed assets                       0
                                                         -----------
                                                                        (32,669)

Equity dividends paid                                             0
                                                         -----------
                                                                              0
                                                                     -----------
Cash inflow before use of liquid resources & financing                 (189,403)

Financing
Capital element of hire purchase borrowings                  (5,825)
Capital contributions                                        48,482
Loan advanced in year                                        94,568
Loan repayments                                             (66,119)
                                                         -----------
                                                                         71,106
                                                                     -----------
Increase/(decrease) in cash                                            (118,297)

--------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
                                                           (pound)     (pound)

Decrease in cash in the period                             (118,297)

Cash outflow from decrease in debt financing                (22,624)
                                                         -----------
Changes in net debt resulting from cash flows                          (140,921)
                                                                     -----------
Movement in net debt in the period                                     (140,921)
Net funds at 1st January 1998                                           (89,657)
                                                                     -----------
Net debt at 30th September 1998                                        (230,578)
                                                                     ===========

SPACE INNOVATIONS LIMITED
NOTES TO THE CASH FLOW STATEMENT
FOR THE PERIOD ENDED 30TH SEPTEMBER 1998

1. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM
   OPERATING ACTIVITIES
                                                                            1998
                                                                         (pound)
Operating profit/(loss)                                                (278,989)
Depreciation charges                                                     29,412
Amortisation and impairment of intangible fixed assets                    9,447
Increase in provisions                                                   50,771
Accrued government grant income                                         (10,145)
Profit on sale of tangible fixed assets                                       0
(Increase)/decrease in stocks                                           (20,075)
(Increase)/decrease in debtors                                           49,758
(Decrease)/increase in creditors                                         22,008
                                                                      ----------
                                                                       (147,813)
                                                                      ==========

2. ANALYSIS OF CHANGES IN NET DEBT

                                 At 1st       Cash      Non-Cash     At 30th
                             January 1998     Flows       Flows   September 1998
                                (pound)      (pound)     (pound)      (pound)

Cash in hand, at bank             16,719      (11,727)                    4,992
Bank overdrafts                        0     (106,570)                 (106,570)
                                          ------------ ------------
                                             (118,297)           0

Debt due within one year         (22,223)     (61,782)                  (84,005)
Debt due after one year          (33,333)      33,333                         0
Finance leases                   (50,820)       5,825            0      (44,995)
                                          ------------ ------------
                                              (22,624)           0
                             ------------ ------------ ------------ ------------
TOTAL                            (89,657)    (140,921)           0     (230,578)
                             ============ ============ ============ ============

================================================================================



                            SPACE INNOVATIONS LIMITED

                         DIRECTORS' REPORT AND ACCOUNTS

                           YEAR ENDED 31 DECEMBER 1997











                        Company Registration No. 03193413



================================================================================

                           SPACE INNOVATIONS LIMITED
================================================================================


DIRECTORS                                  A K Ward
                                           J L Culhane
                                           J E Holloway
                                           J A Barrington Brown
                                           D R Brindley
                                           J Anzalchi
                                           H K K Ngan


SECRETARY                                  J E Holloway


BANKERS                                    Lloyds Bank PLC
                                           Newbury


SOLICITORS                                 Bird & Bird
                                           London


AUDITORS                                   Moores Rowland
                                           Reading


REGISTERED OFFICE                          3 The Paddock,
                                           Hambridge Road,
                                           Newbury,
                                           Berks
                                           RG14 5TQ

                              -------------------


CONTENTS                                   PAGE


Directors' Report                          1 - 3

Report of the Auditors                     4

Profit and Loss Account                    5

Balance Sheet                              6

Notes to the Accounts                      7 - 15


================================================================================

SPACE INNOVATIONS LIMITED
================================================================================

DIRECTORS' REPORT

The directors submit their report and accounts for the year ended 31st December 1997.

Company law requires the directors to prepare accounts that give a true and fair view of the state of affairs of the company and of the profit or loss for its financial year. In doing so the directors are required to:


-     select suitable accounting policies and then apply them consistently
-     make judgements and estimates that are reasonable and prudent
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the company will continue in business

The directors are responsible for maintaining proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW

The principal activities of the company in the period under review include research, design and development of space-related hardware and software, and the manufacture, test and supply of associated systems and products.


Approximately half of the company's turnover in 1997 was in the area of communications, including on-board subsystems and ground communications equipment. The company supplied on-board S-band equipment for Pakistan's BADR-B satellite, the Moroccan small satellite, the Italian UNISAT small satellite, the Argentinean SAC-C satellite, the German CHAMP satellite, and the French small satellite programme. Late in the year, in December, the company made its first substantive break-through into the American market, with the award of a contract by Orbital Sciences Corporation, OSC, for the supply of S-band equipment for NASA's ACRIMSAT spacecraft. in the digital communications area, the company continued working with the Canadian CAL Corporation on the development of spread spectrum systems for the European Space Agency, ESA. This development has a number of potentially lucrative market applications in the future.

The company decided to enter a new product area, namely satellite ground stations. The first of these S-band stations was built to support the Moroccan small satellite due to be launched in April 1999. The majority of the (pound)86k of R&D shown in the profit and loss account on Page 5 was expended on this development. Whilst this represents a substantial amount of R&D for a small company, the potential future market for small satellite ground stations is very large and so justifies the expenditure. At the year end the first ground station was essentially complete and entering a test and commissioning phase. Around 27% of the company's turnover was attributable to the area of ground systems, including the ground station and associated support equipment.

In May, the President of the Board of Trade, the Rt. Hon Margaret Beckett MP, announced that SIL had been awarded (pound)450k under the DTI's Sector Challenge initiative to develop the capability of SMEs in the emerging market for small satellites. Under this award, SIL will work with 11 other SMEs to develop the 'MiniSlL' small satellite platform. The work will include a study phase to examine potential applications for this type of small satellite in the areas of Earth observation, communications and space science; followed by a hardware phase, where a prototype MiniSIL will be built and tested in order to 'flight qualify' the design. This programme will put the company in a strong position to participate in future small satellite missions. Although the project was still only in a preparatory phase by the end of the period under review, the Award represents an important marker for the future activities of the company.

================================================================================
                                        1

SPACE INNOVATIONS LIMITED
================================================================================

DIRECTORS' REPORT (continued)

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW (continued)

Also in the field of small satellites, the company completed a study of the ESA PROBA (PRoject for On-Board Autonomy) mission, working closely with the Belgian company Verhaert Design and Development. SIL has a vital role in this project and will supply the ground station, on-board communications equipment, the on-board computer, the power system, and systems engineering support to Verhaert. It had long been planned that this project would enter its implementation phase in the August/September timeframe. In the event, administrative delays within ESA led to the 'kick-off' of the project being delayed until early 1998. This delay led to a significant reduction in turnover in the last 4 months of the year and was the principal reason for the loss recorded in 1997. It should be stressed that the turnover was not 'lost', but was carried forward into 1998. There were two other projects which were also delayed and which thus contributed to the reduction in turnover in 1997, but the most significant cause was undoubtedly the delay in starting the PROBA project.

In response to the problems caused by the delays in these projects, but also recognising the potential of the rapidly expanding global market for small satellites, the company produced a 'Business Plan for Investment in SIL' in November 1997. The intention was to obtain equity investment in the company which would provide both a cash flow buffer and an opportunity to increase the corporate infrastructure, in order to exploit more effectively the market opportunities. This initiative has led directly to the decision by SpaceDev Inc. to acquire the share capital of the company, mentioned in Note 18 to the accounts.

A further consideration of the Directors has been the potential problem of the 'Millennium Bug'. The company has considerable in-house expertise in the IT area and these experts have been charged with ensuring that all of the company's software systems, ranging from CAD through to word-processing, spread-sheet and accounting packages, are not going to be adversely affected by the Year 2000 date change. The Directors are satisfied that all necessary steps are being taken to ensure that there will not be any problems arising from this cause.

Thus although, due to the reasons stated above, the company recorded a loss for the period under review, a substantial amount of groundwork has been laid which will enable the company to take maximum advantage of the burgeoning small satellite market. This view is already upheld by events in 1998 and the Directors believe that the company is now in a strong position to perform well in the future.

RESULTS AND DIVIDENDS

The loss for the year after taxation amounted to (pound)80,561 (1996: profit (pound)509).

In view of the company's current and future requirements for the maintenance and development of its business, the directors do not recommend that a dividend be declared but that the balance on the profit and loss account be carried forward.

DIRECTORS AND INTERESTS IN SHARES

The number of shares in the company in which the directors had a beneficial interest, as defined by the Companies Act 1985 was as follows:

                                      Ordinary shares of (pound)1 each

                                  31st December                   31st December
                                           1997                            1996

A K Ward                                 10,000                          10,000
J L Culhane                              10,000                          10,000
J E Holloway                              3,000                           3,000
J A Barrington Brown                     10,000                          10,000
D R Brindley                             10,000                          10,000
J Anzalchi                               10,000                          10,000
H K K Ngan                               10,000                          10,000

================================================================================

SPACE INNOVATIONS LIMITED
================================================================================

DIRECTORS' REPORT (continued)


POST BALANCE SHEET EVENTS

On 1st October 1998, SpaceDev Inc., a company based in Colorado, USA, acquired the entire share capital of the company.

In addition the directors have advanced loans to the company amounting to (pound)58,000.

AUDITORS

A resolution will be proposed at the annual general meeting to re-appoint Moores Rowland as auditors to the company for the ensuing year.



By order of the board





J E Holloway
Secretary

Date: 22 January 1999







================================================================================
                                       3

AUDITORS' REPORT TO THE MEMBERS OF
================================================================================
SPACE INNOVATIONS LIMITED



We have audited the accounts on pages 5 to 15.


RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described in the directors' report the company's directors are responsible for the preparation of accounts. It is our responsibility as auditors to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.


BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations that we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.


OPINION

In our opinion the accounts give a true and fair view of the state of the company's affairs as at 31st December 1997 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

/s/ Moores Rowland

Moores Rowland

Chartered Accountants
Registered Auditors

Reading

Date: 27 January 1999




================================================================================
                                       4


SPACE INNOVATIONS LIMITED
================================================================================
PROFIT AND LOSS ACCOUNT
Year Ended 31st December 1997

                                                                                      7 months to
                                                                                    31st December
                                                                           1997              1996
                                               Note                     (pound)           (pound)

TURNOVER                                         2                    1,347,991           649,451

Cost of sales                                                           601,883           267,605
                                                                   -------------     -------------
GROSS PROFIT                                                            746,108           381,846

Administrative expenses                                                 734,245           379,419
                                                                   -------------     -------------
                                                                         11,863             2,427

Research and development costs                                           86,124                 -

                                                                   -------------     -------------

OPERATING (LOSS)/PROFIT                          4                      (74,261)            2,427

Interest payable                                 3                        6,300             1,918
                                                                   -------------     -------------

(LOSS)/PROFIT ON ORDINARY
ACTIVITIES BEFORE TAXATION                                              (80,561)              509

Tax on (loss)/profit on ordinary
activities                                       6                            -                 -
                                                                   -------------     -------------

(LOSS)/PROFIT FOR THE FINANCIAL YEAR                                    (80,561)              509
                                                                   =============     =============


All disclosures relate only to continuing operations.
There are no recognised gains and losses other than the profit or loss for the year.

The notes on pages 7 to 15 form part of these accounts.

================================================================================
                                        5

SPACE INNOVATIONS LIMITED
================================================================================
BALANCE SHEET
As at 31st December 1997

                                                                           1997                               1996
                                          Note     (pound)              (pound)          (pound)           (pound)

FIXED ASSETS

Intangible assets                           7                              9,447                             16,114
Tangible assets                             8                            138,508                             80,266
                                                                      -----------                        -----------
                                                                         147,955                             96,380

CURRENT ASSETS

Stocks                                      9         47,109                               15,484
Debtors                                    10        598,822                              520,358
Cash at bank and in hand                              16,719                               60,973
                                                  -----------                          -----------
                                                     662,650                              596,815

CREDITORS - amounts falling
due within one year                        11        726,130                              547,981
                                                  -----------                          -----------

NET CURRENT (LIABILITIES)/ASSETS                                         (63,480)                            48,834
                                                                      -----------                        -----------

TOTAL ASSETS LESS
CURRENT LIABILITIES                                                       84,475                            145,214

CREDITORS - amounts falling
due after more than one year               12                             52,527                             32,705
                                                                      -----------                        -----------
TOTAL NET ASSETS                                                          31,948                            112,509
                                                                      ===========                        ===========

CAPITAL AND RESERVES

Called up share capital                    13                             82,000                             82,000
Share premium                              15                             30,000                             30,000
Profit and loss account                    15                            (80,052)                               509
                                                                      -----------                        -----------
EQUITY SHAREHOLDERS FUNDS                                                 31,948                            112,509
                                                                      ===========                        ===========

Approved by the Board on 22 January 1999

A K Ward
                                       - Directors

J E Holloway

The notes on pages 7 to 15 form part of these accounts.


================================================================================
                                        6

SPACE INNOVATIONS LIMITED
================================================================================
NOTES TO THE ACCOUNTS

1.   ACCOUNTING POLICIES

     Accounting convention

     The accounts are prepared under the historical cost convention.

     Turnover

     Turnover represents amounts receivable from customers for goods and services provided, excluding value added tax.

     Goodwill

     The goodwill arising on the acquisition of the business, being the amount paid in respect of contracts which had not commenced at 30 May 1996, has been capitalised and is amortised through the profit and loss account over a period of three years, estimated by the directors to be the period during which profits will arise from these contracts.

     Depreciation of tangible fixed assets

     Depreciation is provided on all tangible fixed assets so as to write them off over their anticipated useful lives at the following annual rates on a straight line basis:

     Leasehold improvements                         - 20%
     Fixtures and fittings                          - 20%
     Computer equipment                             - 20%
     Motor vehicles                                 - 33%

     Stocks

     Stocks are valued at the lower of cost, including appropriate overhead expenses, and net realisable value.

     Long term contracts are stated at total costs incurred, net of amounts transferred to the profit and loss account in respect of work carried out to date after deducting foreseeable losses if applicable and payments on account.

     Amounts recoverable on contracts are included in debtors, net of progress payments received and receivable.

     Payments made in excess of amounts (i) matched with turnover, (ii) offset against long term contract balances are classified as payments on account and disclosed under:- Creditors: Amounts Falling Due Within One Year.

     Turnover and attributable profit have been calculated by reference to the actual progress of the contracts to the Balance Sheet date in comparison with their planned progress.



================================================================================
                                       7

SPACE INNOVATIONS LIMITED
================================================================================
NOTES TO THE ACCOUNTS (continued)

1.   ACCOUNTING POLICIES (continued)

     Foreign currencies

     Assets and liabilities expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated at the rate ruling at the date of the transaction. Differences arising are dealt with in the profit and loss account.

     Lease and hire purchase contracts

     Assets being acquired under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over their anticipated useful lives. The obligation to make future rental payments, net of future finance charges, is recognised as a liability in the balance sheet. The interest element of the lease and hire purchase payments is charged to the profit and loss account at a constant rate over the period of the agreement. Rentals under operating leases are charged to the profit and loss account as incurred.

     Development Expenditure

     Research and development expenditure is written off to the profit and loss account in the year in which it is incurred.

     Contingencies and Warranties

     Expenditure associated with contingencies or warranties on contracts is written off to the profit and loss account in the year in which it is incurred.

     Pension Costs

     Pension costs are charged to the profit and loss account as incurred.


2.   TURNOVER

     An analysis of turnover by geographical
     market is given below:

                                                       1997              1996
                                                     (pound)           (pound)

     United Kingdom                                  32,004            41,801
     Europe                                         471,853           283,540
     Rest of the World                              844,134           324,110
                                                 ----------        ----------
                                                  1,347,991           649,451
                                                 ==========        ==========

3.   INTEREST PAYABLE

                                                       1997             1996
                                                     (pound)          (pound)

     On bank loans and overdrafts wholly              5,551            1,455
     repayable within five years                        749              463
                                                 ----------        ---------
     On finance leases and hire purchase contracts    6,300            1,918
                                                 ==========        =========

================================================================================
                                       8

SPACE INNOVATIONS LIMITED
================================================================================
NOTES TO THE ACCOUNTS (continued)


4.   OPERATING (LOSS)/PROFIT

     Operating (loss)/profit is stated after charging:

                                                                    1997                  1996
                                                                  (pound)                (pound)
     Auditors' remuneration                                         7,500                 6,100
     Depreciation of fixed assets                                  27,340                 8,944
     Amortisation of goodwill                                       6,667                 3,889
     Loss on exchange                                               6,572                12,919
     Operating lease rentals:
     - Hire of plant and machinery                                  6,240                     -
     - Other operating lease payments                              52,589                51,642
                                                                ==========            ==========

     Depreciation of fixed assets includes (pound)5,283 (1996: (pound)1,783) in respect of assets being acquired under finance leases and hire purchase contracts.

5.   DIRECTORS AND OTHER EMPLOYEES

                                                                     1997                  1996
                                                                   (pound)               (pound)
     Wages and salaries                                           744,039               275,674
     Social security costs                                         73,897                27,648
     Other pension costs                                           23,283                 3,373
                                                                ----------            ----------
                                                                  841,219               306,695
                                                                ==========            ==========

     The average number of persons employed
     by the company during the year was as follows:

                                                                   Number                Number
     Production and sales                                              23                    14
     Administration                                                    10                    10
                                                                ----------            ----------
                                                                       33                    24
                                                                ==========            ==========

     The emoluments of the directors were as follows:

     For services as executives                                   221,107               110,855
     Pension contributions paid by the company                      4,113                 2,156
                                                                ----------            ----------
                                                                  225,220               113,011
                                                                ==========            ==========

     Included in the above are emoluments of (pound)56,482 in respect of the highest paid director, who had no accrued pension entitlement at the year end.

     During the year three (1996: three) directors were accruing benefits under the company's money purchase pension scheme.

================================================================================
                                       9

SPACE INNOVATIONS LIMITED
================================================================================
NOTES TO THE ACCOUNTS (continued)



6.   TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

     No liability to UK corporation tax arises on the results for the year (1996: (pound)Nil).


7.   INTANGIBLE FIXED ASSETS
                                                                   Patents
                                                                 and trade
                                                  Goodwill           marks            Total
                                                    (pound)         (pound)          (pound)
     Cost:
     At 1st January 1997 and
     At 31st December 1997                          20,001                2           20,003
                                                 ----------       ----------       ----------
     Amortisation:
     At 1st January 1997                             3,889                -            3,889
     Charge for year                                 6,667                -            6,667
                                                 ----------       ----------       ----------
     At 31st December 1997                          10,556                -           10,556
                                                 ----------       ----------       ----------
     Net book value at 31st December 1997            9,445                2            9,447
                                                 ==========       ==========       ==========
     Net book value at 31st December 1996           16,112                2           16,114
                                                 ==========       ==========       ==========

     Goodwill represents the amount paid for contracts which had not commenced at the date of the acquisition of the business. This is being amortised over a period of three years which is the directors' estimate of the period during which profits will arise from these contracts.




================================================================================
                                       10

SPACE INNOVATIONS LIMITED
================================================================================
NOTES TO THE ACCOUNTS (continued)

8.   INTANGIBLE FIXED ASSETS
                                                      Fixtures             Plant
                                   Leasehold               and               and            Motor
                                improvements          fittings         equipment         vehicles            Total
                                     (pound)           (pound)           (pound)           (pound)          (pound)
     Cost:
     At 1st January 1997                   -            25,924            52,586           10,700           89,210
     Additions                         2,526            56,702            26,354                -           85,582
                                    ---------         ---------         ---------        ---------        ---------
     At 31st December 1997             2,526            82,626            78,940           10,700          174,792
                                    ---------         ---------         ---------        ---------        ---------
     Depreciation:
     At 1st January 1997                   -             2,849             4,312            1,783            8,944
     Charge for year                     374             8,980            14,419            3,567           27,340
                                    ---------         ---------         ---------        ---------        ---------
     At 31st December 1997               374            11,829            18,731            5,350           36,284
                                    ---------         ---------         ---------        ---------        ---------
     Net book value at
     31st December 1997                2,152            70,797            60,209            5,350          138,508
                                    =========         =========         =========        =========        =========
     Net book value at
     31st December 1996                    -            23,075            48,274            8,917           80,266
                                    =========         =========         =========        =========        =========

     Included in the net book value of fixed assets above are the following amounts in respect of assets being acquired under finances leases and hire purchase contracts:

     At 31st December 1997                 -            45,575                 -            5,350           50,925
                                    =========         =========         =========        =========        =========

     At 31st December 1996                 -                 -                 -            8,916            8,916
                                    =========         =========         =========        =========        =========


9.   STOCKS

                                                                     1997                  1996
                                                                   (pound)               (pound)

     Raw materials and consumables                                 47,109                15,484
                                                                ==========            ==========

10.  DEBTORS                                                         1997                  1996
                                                                   (pound)               (pound)

     Trade debtors                                                139,971               142,363
     Amounts recoverable on contracts                             413,209               316,144
     Other debtors                                                 23,240                40,762
     Prepayments and accrued income                                22,402                21,089
                                                                ----------            ----------
                                                                  598,822               520,358
                                                                ==========            ===========

================================================================================
                                       11

SPACE INNOVATIONS LIMITED
================================================================================
NOTES TO THE ACCOUNTS (continued)


11.  CREDITORS - amounts falling
     due within one year
                                                                     1997                  1996
                                                                   (pound)               (pound)
     Bank loans and overdrafts                                     33,333                20,000
     Payments received on account                                 342,349               307,668
     Trade creditors                                              132,194                68,133
     Obligations under finance leases and hire
        purchase contracts                                         20,516                 3,424
     Taxation and social security                                 137,397                49,634
     Other creditors                                               22,268                83,243
     Accruals and deferred income                                  38,073                15,879
                                                                ----------            ----------
                                                                  726,130               547,981
                                                                ==========            ==========

     The bank loan and overdraft is secured by a fixed and floating charge over the assets of the company.

12.  CREDITORS - amounts falling
     due after more than one year
                                                                     1997                  1996
                                                                   (pound)               (pound)
     Bank loans                                                    22,223                28,889
     Obligations under finance leases
       and hire purchase contracts                                 30,304                 3,816
                                                                ----------            ----------
                                                                   52,527                32,705
                                                                ==========            ==========

     Maturity of debt:
      - falling due between one and two years                      39,707                32,313
      - falling due between two and five years                     12,820                   392
                                                                ----------            ----------
                                                                   52,527                32,705
                                                                ==========            ==========

     The bank loan which totals (pound)55,556 is repayable in monthly instalments of (pound)3,167 and carries an interest rate of 2.5% over the base rate.

================================================================================
                                       12

SPACE INNOVATIONS LIMITED
================================================================================
NOTES TO THE ACCOUNTS (continued)

13.  CALLED UP SHARE CAPITAL
                                                                     1997                  1996
                                                                   (pound)               (pound)
     Authorised:
       100,000 ordinary shares of (pound)1 each                   100,000               100,000
                                                                ==========            ==========
     Issued and fully paid:
       82,000 ordinary shares of (pound)1 each                     82,000                     -
     Issued in period                                                   -                82,000
                                                                ----------            ----------
                                                                   82,000                82,000
                                                                ==========            ==========

     During the year an option to subscribe for 1,000 ordinary shares of (pound)1 each was granted by the company. The option is valid for a period of 3 years from 24th November 1997 and may be exercised at a price of (pound)10,000.

14.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
                                                                     1997                  1996
                                                                   (pound)               (pound)
     (Loss)/profit for the financial year                         (80,561)                  509
     New share capital subscribed                                       -               112,000
                                                                ----------            ----------
     Net (reduction in)/addition to shareholders
       funds                                                      (80,561)              112,509

     Opening shareholders' funds                                  112,509                     -
                                                                ----------            ----------
     Closing shareholders' funds                                   31,948               112,509
                                                                ==========            ==========

15.  RESERVES

                                                            Share Premium         Profit & loss
                                                                  Account               Account
                                                                   (pound)               (pound)

     As at 1st January 1997                                        30,000                   509

     Loss for the financial year                                        -               (80,561)
                                                                ----------            ----------
     As at 31st December 1997                                      30,000               (80,052)
                                                                ==========            ==========


================================================================================
                                       13

SPACE INNOVATIONS LIMITED
================================================================================
NOTES TO THE ACCOUNTS (continued)


16.  FINANCIAL COMMITMENTS

     The amounts payable in the next year in respect of operating leases are shown below, analysed according to the expiry date of the leases.

                                                            Land and buildings                       Other
                                                         1997              1996             1997             1996
                                                       (pound)           (pound)          (pound)          (pound)
     Expiry date:
     Within one year                                         -                 -                -            9,300
     Between two and five years                              -                 -           11,303            6,000
     After five years                                   43,876            42,000                -                -
                                                     ----------        ----------       ----------       ----------
                                                        43,876            42,000           11,303           15,300
                                                     ==========        ==========       ==========       ==========

17.  PENSIONS

     The company operates a defined contribution pension scheme in respect of certain of its employees. Contributions are charged in the accounts as incurred. Pension costs charged in the year were (pound)23,283 (1996:
     (pound)3,373) and at the balance sheet date there were outstanding contributions of (pound)2,508 (1996: (pound)Nil).

18.  POST BALANCE SHEET EVENTS

     On 1st October 1998, SpaceDev Inc., a company based in Colorado, USA, acquired the entire share capital of the company.

     In addition the directors have advanced loans to the company amounting to (pound)58,000.

19.  TRANSACTIONS WITH RELATED PARTIES

     Crossnet Systems Limited is regarded as a related party by virtue of three directors/shareholders of Space Innovations Limited (Joan Holloway, Dennis Brindley, and Professor John Culhane) holding between them 52% of the issued share capital of Crossnet Systems Limited. Joan Holloway and Dennis Brindley are also directors of Crossnet Systems Limited.

     Purchases/(sales) made from to Crossnet Systems Limited during the year were:

                                                  Value of
                                               Transactions    Debtor/(Creditor)
                                                in the year         at 31/12/97
                                                     (pound)             (pound)

     Reimbursement of wages                               -              (3,200)
                                                  ==========          ==========
     Contribution to overheads                      (22,740)             (1,839)
                                                  ==========          ==========


================================================================================
                                       14

SPACE INNOVATIONS LIMITED
================================================================================
NOTES TO THE ACCOUNTS (continued)

19.  TRANSACTIONS WITH RELATED PARTIES (continued)

     Purchases/(sales made from/to Crossnet Systems Limited during 1996 were:

                                                  Value of
                                               Transactions    Debtor/(Creditor)
                                                in the year         at 31/12/96
                                                     (pound)             (pound)

     Sale of work in progress                        (4,445)              4,445
                                                  ==========          ==========
     Reimbursement of wages                          (7,250)             (3,200)
                                                  ==========          ==========
     Contribution to overheads                      (10,988)               (558)
                                                  ==========          ==========
     Work sub-contracted                              5,716              (3,358)
                                                  ==========          ==========


20.  CONTROLLING PARTY

     Until 1st October 1998, the directors do not consider there to be an overall controlling party.

     From 1st October 1998, SpaceDev Inc., a company based in Colorado, USA., is considered to be both the ultimate controlling party and ultimate parent company.


================================================================================

================================================================================






                           SPACE INNOVATIONS LIMITED


                              ABBREVIATED ACCOUNTS


                        PERIOD ENDED 31ST DECEMBER 1996






                            Company Number: 03193413



================================================================================

                           SPACE INNOVATIONS LIMITED
================================================================================


DIRECTORS                                  A K Ward
                                           J L Culhane
                                           J E Holloway
                                           J A Barrington Brown
                                           D R Brindley
                                           J Anzalchi
                                           H K K Ngan


SECRETARY                                  J E Holloway


BANKERS                                    Barclays Bank Plc
                                           Baker Street
                                           London


SOLICITORS                                 Bird & Bird
                                           London


AUDITORS                                   Moores Rowland
                                           Reading, Berks


REGISTERED OFFICE                          3 The Paddock,
                                           Hambridge Road
                                           Newbury
                                           Berks
                                           RG14 5TQ

                              -------------------


CONTENTS                                  PAGE


Special Auditors' Report                   1-2

Abbreviated Balance Sheet                   3

Notes to the Accounts                      4-6


================================================================================

SPACE INNOVATIONS LIMITED
================================================================================
SPECIAL AUDITORS' REPORT

TO THE DIRECTORS OF SPACE INNOVATIONS LIMITED PURSUANT TO PARAGRAPH 8 OF
SCHEDULE 8 TO THE COMPANIES ACT 1985

We have examined the abbreviated accounts on pages 3 to 6 together with the full accounts of Space Innovations Limited for the period ended 31st December 1996. The scope of our work for the purpose of this report was limited to confirming that the company is entitled to the exemptions claimed in the director's statement on page 3 and that the abbreviated account have been properly prepared from the full accounts.

In our opinion the company is entitled under sections 246 and 247 of the Companies Act 1985 to the exemptions conferred by part I of Schedule 8 to that Act in respect of the period ended 31st December 1996 and the abbreviated accounts on pages 3 to 6 have been properly prepared in accordance with that Schedule.

On 26 June 1997 we reported, as auditors of Space Innovations Limited to the members on the full accounts prepared under Section 226 of the Companies Act 1985 for the period ended 31st December 1996 and our audit report was as follows:

We have audited the accounts on pages 4 to 13.

Respective responsibilities of directors and auditors

As described in the directors' report the company's directors are responsible for the preparation of the accounts. It is our responsibility as auditors to form an independent opinion based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations that we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.



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

SPACE INNOVATIONS LIMITED
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Opinion

In our opinion the accounts give a true and fair view of the state of the company's affairs at 31st December 1996 and of its profit for the period then ended and have been properly prepared in accordance with the Companies Act 1985.

/s/ Moores Rowland

Moores Rowland
Chartered Accountants,
Registered Auditors,
Reading

26 June 1997




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

SPACE INNOVATIONS LIMITED
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AS AT 31ST DECEMBER 1996

                                                                           1996
                                          Note          (pound)          (pound)

FIXED ASSETS

Intangible assets                           2                            16,114
Tangible assets                             2                            80,266
                                                                     -----------
                                                                         96,380

CURRENT ASSETS

Stocks                                                    15,484
Debtors                                                  520,358
Cash at bank and in hand                                  60,973
                                                      -----------
                                                         596,815

CREDITORS - amounts falling
due within one year                                      547,981
                                                      -----------

NET CURRENT ASSETS                                                       48,834
                                                                     -----------

TOTAL ASSETS LESS
CURRENT LIABILITIES                                                     145,214

CREDITORS - amounts falling
due after more than one year                                             32,705
                                                                     -----------
TOTAL NET ASSETS                                                        112,509
                                                                     ===========

CAPITAL AND RESERVES

Called up share capital                    3                             82,000
Share premium                                                            30,000
Profit and loss account                                                     509
                                                                     -----------
EQUITY SHAREHOLDERS FUNDS                                               112,509
                                                                     ===========

The directors have taken advantage of the exemptions conferred by Part I of
Schedule 8 to the Companies Act 1985 as entitling them to deliver abbreviated accounts on the grounds that the company is entitled under Sections 246 and 247 of that Act to the benefit of those exemptions as a small company.

/s/ Anthony K. Ward                A K Ward
                                                          - Directors

/s/ Jan Holloway                   J E Holloway


Approved by the Board 26 June 1997

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SPACE INNOVATIONS LIMITED
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1.   ACCOUNTING POLICIES

     Accounting convention

     The accounts are prepared under the historical cost convention.

     Turnover

     Turnover represents amounts receivable from customers for goods and services provided, excluding value added tax.

     Goodwill

     The goodwill arising on the acquisition of the business, being the amount paid in respect of contracts which had not commenced at 30 May 1996, has been capitalised and is amortised through the profit and loss account over a period of three years, estimated by the directors to be the period during which profits will arise from these contracts.

     Depreciation of tangible fixed assets

     Depreciation is provided on all tangible fixed assets so as to write them off over their anticipated useful lives at the following annual rates on a straight line basis:

     Fixtures and fittings                          - 20%
     Computer equipment                             - 20%
     Motor vehicles                                 - 33%

     Stocks

     Stocks are valued at the lower of cost, including appropriate overhead expenses, and net realisable value.

     Long term contracts are stated at total costs incurred, net of amounts transferred to the profit and loss account in respect of work carried out to date after deducting foreseeable losses if applicable and payments on account.

     Amounts recoverable on contracts are included in debtors, net of progress payments received and receivable.

     Payments made in excess of amounts (i) matched with turnover, (ii) offset against long term contract balances are classified as payments on account and disclosed under:- Creditors: Amounts Falling Due Within One Year.

     Turnover and attributable profit have been calculated by reference to the actual progress of the contracts to the Balance Sheet date in comparison with their planned progress.

     Foreign currencies

     Assets and liabilities expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated at the rate ruling at the date of the transaction. Differences arising are dealt with in the profit and loss account.

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SPACE INNOVATIONS LIMITED
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1.   ACCOUNTING POLICIES (continued)

     Lease and hire purchase contracts

     Assets being acquired under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over their anticipated useful lives. The obligation to make future rental payments, net of future finance charges, is recognised as a liability in the balance sheet. The interest element of the lease and hire purchase payments is charged to the profit and loss account at a constant rate over the period of the agreement. Rentals under operating leases are charged to the profit and loss account as incurred.

     Development Expenditure

     Research and development expenditure is written off to the profit and loss account in the year in which it is incurred.

     Pension Costs

     Pension costs are charged to the profit and loss account as incurred.


2.   FIXED ASSETS

                                                Intangible       Tangible
                                                    assets         assets             Total
                                                    (pound)         (pound)          (pound)
     Cost:
     Additions:                                     20,003           89,210          109,213
                                                 ----------       ----------       ----------
     At 31st December 1996                          20,003           89,210          109,213
                                                 ----------       ----------       ----------

     Depreciation:
     Charge for period                               3,889            8,944           12,833
                                                 ----------       ----------       ----------
     At 31st December 1996                           3,889            8,944           12,833
                                                 ----------       ----------       ----------

     Net book value at
     31st December 1996                             16,114           80,266           96,380
                                                 ==========       ==========       ==========


3    CALLED UP SHARE CAPITAL
                                                                     1996
                                                                   (pound)

     Authorised:
       100,000 ordinary shares of (pound)1 each                   100,000
                                                                ==========
     Issued and fully paid:
       82,000 ordinary shares of (pound)1 each
     Issued in period                                              82,000
                                                                ==========


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SPACE INNOVATIONS LIMITED
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4.   SECURED CREDITORS

     The company has a bank loan totalling (pound)48,889 at 31 December 1996 which is secured by a fixed and floating charge over the assets of the company.

5.   DIRECTORS INTERESTS IN TRANSACTIONS

     The company undertook transactions during the period with Crossnet Systems Limited, a company in which three of the directors (Joan Holloway, Dennis Brindley, and Professor John Culhane) are interested as directors and/or shareholders. All transactions were conducted on an arms length basis. The total value of transactions during the period was (pound)28,399 and the net balance due to Crossnet Systems Limited at 31 December 1996 was (pound)2,671.




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